SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Ordinary General Meeting

Extraordinary General Meeting

Manual for Shareholder's Participation

April 2nd, 2014

PETROBRAS

INDEX

Comments from the CEO		3
Invitation		6
Notice of Meeting		7
Information to vote		10
Public Power of Attorney Request		11
Items to be discussed in the Ordinary General Meeting (OGM):
I.	The Management Report, Financial Statements and Fiscal Council's Report of Fiscal Year of 2013	12
II.	Capital Budgeting for 2014	13
III.	2013 Financial Year Results Destination	14
	Appendix I – Distribution of Net Income -CVM Instruction nº 481/09 (Appendix 9-1-II)	16
IV.	Election of the Board Members	21
	Appendix I – Information concerning the members nominated to the Board of Directors	22
	Appendix II – Information concerning the members nominated to the Board of Directors indicated by non-controlling shareholders	27
	Appendix III – Information concerning the members nominated to the Board of Directors indicated by non-controlling shareholders	30
V.	Election of the Chairman of the Board of Directors	32
VI.	Election of Members to the Fiscal Council and their respective substitutes	33
	Appendix I – Information about the members appointed for the Fiscal Council	34
	Appendix II – Information about the members appointed for the Fiscal Council indicated by noncontrolling shareholders	37
Items to be discussed in the Extraordinary General Meeting (EGM):
I.	Establishment of the Compensation of Management and Effective Members of the Fiscal Council	40
	Appendix I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481/09	41
II.	Capital Stock Increase	61
	Appendix I – Capital Increase CVM Instruction Nº 481, 17th December 2009 (Appendix	63

	14)
III.	Merger of Termoaçu S.A. (“Termoaçu”) into Petrobras	65
	Appendix I – Opinion of the Fiscal Council of Petrobras	67
	Appendix II – Protocol and Justification of Merger of TERMOAÇU S.A. into Petroleo Brasileiro S.A. - Petrobras	69
	Appendix III – Valuation Report Termoaçu	75
	Appendix IV – (CVM Instruction No. 481- Annex 21)	100
	Appendix V - Business Proposal of APSIS of Merger of Termoaçu into Petrobras	101
IV.	Merger of Termoceará Ltda.(“Termoceará”) into Petrobras	111
	Appendix I – Opinion of the Fiscal Council of Petrobras	67
	Appendix II – Protocol and Justification of merger of TERMOCEARA LTDA. into Petroleo Brasileiro S.A. - Petrobras	113
	Appendix III – Valuation Report Termoaceará	119
	Appendix IV – (CVM Instruction No. 481- Annex 21)	100
	Appendix V - Business Proposal of APSIS of merger of Termoaceará into Petrobras	144
V.	Merger of Companhia Locadora de Equipamentos Petrolíferos - CLEP (“CLEP”) into Petrobras	154
	Appendix I – Opinion of the Fiscal Council of Petrobras	67
	Appendix II – Protocol and Justification of Merger of CLEP. into Petroleo Brasileiro S.A.- Petrobras	156
	Appendix III – Valuation Report CLEP	163
	Appendix IV – (CVM Instruction No. 481- Annex 21)	100
	Appendix V - Business Proposal of PricewaterhouseCoopers Independent Auditors of merger of Companhia Locadora de Equipamentos Petrolíferos - CLEP (“CLEP”) into Petrobras	167
Management remarks about the Company´s financial status		175

Comments from the CEO
Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors, Our 2013 net income was R$ 23.6 billion, a 11% rise from 2012’s result. This rise was influenced by higher fuel sale prices, due to three diesel and two gasoline price increases during the year, by the significant increase in oil products production at our refining facilities, by significant cost cutting and productivity boost as well as by the gains from asset sales.

Indeed, 2013 stands out for the successful implementation of our Structuring Programs, which by establishing new benchmarks for productivity and management of investment projects, imposed discipline in the use of the company’s financial resources.

Notably, through PROCOP – Operating Expenses Optimization Program – we reached savings of R$ 6.6 billion in 2013, far exceeding the R$ 3.9 billion target set for the year. The sale of assets under PRODESIN – Divestment Program – contributed R$ 8.5 billion to Cash Flow in 2013. Since this program was established in 2012, 21 transactions worth R$ 23.4 billion in asset sales and financial restructuring have been made.

The Structuring Programs have also brought the benefit of avoiding capital expenditures in 2013, as is the case with PRODESIN, INFRALOG – Logistical Infrastructure Optimization Program – and PRC-Poço – Well Cost Reduction Program, which, combined, have led to CAPEX savings of R$ 2.0 billion in the year.

We made further advances by establishing targets aimed at better positioning company personnel in order to meet the challenges of our Business and Management Plan. During the second half of 2013, we implemented Programa Mobiliza, which provided employees with 3,399 opportunities to move internally into areas that will require more personnel in the coming years, resulting in 1,133 voluntary transfers and consequently lower costs arising from new hires.

Another recently launched initiative was POP – Productivity Optimization Program, which resulted in the approval of the Voluntary Separation Incentive Plan, with voluntary enrollment until March 31, 2014. The plan covers eligible employees aged 55 or older and, in theory, can include up to 8.397 employees, approximately 10% of the company’s personnel.

Our oil output in Brazil averaged 1,931 thousand bpd, down by 2.5% from the forecast, due to factors already discussed in my previous letter, which include delay of the Buoyancy Supported Riser Systems for FPSOs Cidade de São Paulo and Cidade de Paraty, the need to make changes to the subsea layout of the Papa-Terra/P-63 project, as well as the limited number of PLSVs (Pipe-Laying Support Vessels).

We would like to point out that these matters have already been resolved not only by the unprecedented delivery of nine production units in 2013, with the addition of 1,000,000 barrels per day in capacity, but mainly by the successful installation of the first buoy on FPSO Cid. São Paulo and of the first well interconnected to this gathering system, which went into operation on February 18th, currently producing 36 thousand barrels per day and allowing the presalt production to achieve a new daily record of 407 thousand barrels per day on February 20th. Platforms P-63 and P-55 went into operation in November and December 2013, respectively, and units P-58 and P-62 will begin production in the first and second quarter of 2014 respectively. Six new PLSVs will be delivered in 2014, adding to the 11 vessels of this type that are currently in operation, enabling faster well to platform interconnection.

Improvement in the operational efficiency of older systems was another relevant factor in achieving the result. PROEF – Campos Basin Operational Efficiency Improvement Program – contributed 63 thousand bpd in additional oil output in 2013. Operational efficiency reached 75% at the Campos Basin Operational Unit (against 66% in April 2012) and 92% at the Rio Operational Unit (against 82% in September 2012).

The Petrobras Executive Board has made the implementation of these programs a top priority and, as shown, program results have significantly contributed to the achievement of the 2013 economic/financial result.

Sustained output growth in 2014 will not only count on necessary investments to maintain older and new systems – wells, submarine equipment and top-sides, but it will also count on the start-up of two new production units in the second half of the year, FPSOs Cidade de Ilhabela and Cidade de Mangaratiba.

As for exploration, our proven reserves in Brazil reached 16 billion barrels of oil equivalent, with a reserves-to-production of 20 years and a reserve-replacement ratio of 131%, above 100% for 22 years in a row. Proven reserves in the pre-salt grew by 43% in 2013. Our exploratory success rate was 75% in 2013, reaching 100% in the pre-salt, already reflecting the Exploratory Policy implemented last year, which prioritizes less-risky locations and allocates more resources to production development activities. In 2013, prospecting and drilling expenses (dry wells) were R$ 6.1 billion, down 14% from R$ 7.1 billion in 2012.

As for the quantification of our production curve as of 2020, I would like to stress the excellent outcome in the auction of Libra field, the first to be developed under the production sharing agreement in Brazil, where we will work in partnership with Shell, Total, CNPC and CNOOC, companies with recognized experience and financial soundness.

In Refining, we continue to operate with excellent efficiency levels, which have led to an average oil products production of 2,124 thousand bpd, up by 6% from 2012’s output of 1,997 thousand bpd, notably due to higher gasoline (+53 thousand bpd) and diesel (+68 thousand bpd) production and a 97% utilization factor, against 94% reported in 2012.

This new operating parameter was achieved by the improved performance of our refineries resulting from the start-up of new units of quality and conversion since 2012, as well as the optimization of refining processes and removal of infrastructural bottlenecks in the movement of oil and oil products. In January 2014, Petrobras also began selling ultra-low sulfur gasoline (Gasoline S-50), a product whose quality is equivalent to that of the strictest markets in the world. This will allow new vehicles containing modern emission treatment technologies to enter the Brazilian market.

This notable performance of the refineries enabled a decline in the imported volumes of diesel (from 190 thousand bpd in 2012 to 174 thousand bpd in 2013) and gasoline (from 87 thousand bpd in 2012 to 32 thousand bpd in 2013), the latter also due to the higher anhydrous ethanol content in gasoline C.

New records were established in natural gas sales and electricity generation due to higher natural gas demand of 85 million m3/day in 2013, up by 15% from 2012. Petrobras-supplied thermoelectric generation was 7.5 GW/average, up by 66% from 2012.

I reiterate that the company’s excellent operational results were achieved by rigorously complying with standards and maintenance procedures at its facilities, ensuring the physical integrity of personnel and equipment. As a result, in 2013 we achieved the lowest reportable incident rates ever in the company’s history, which includes fatal accidents and spills, despite growing man-hours of exposure to risk.

Another important measure also adopted in 2013 related to foreign exchange was the extension of Hedge Accounting to future exports, enabling foreign exchange gains or losses related to net indebtedness exposed to foreign exchange variation to be recorded in stockholders’ equity and transferred to the financial result as exports are made. This measure promotes greater alignment between accounting results and our risk management policy, mitigating sudden oscillations on the financial result due to foreign exchange volatilities, which could not appropriately reflect the company’s economic performance in a given period.

Regarding our Diesel and Gasoline Price Policy, its effectiveness has been assessed on a monthly basis by our Board of Directors, according to the Relevant Fact released on November 29th, 2013.

Additionally, I would like to notice that in the second half of 2013 we implemented the Corruption Prevention Program, reaffirming the commitment of the Petrobras Executive Board and of its employees with ethics and transparency at our organization. The program complies with both national and international initiatives against fraud and corruption, as well as with the laws of the countries where Petrobras operates, with positive impacts in the relations with all its stakeholders.

We are building a higher value company: training our employees, mastering the necessary technologies to implement projects, our relevant oil reserves and rising output in the short-run along with our continuous commitment to increase efficiency, productivity and capital discipline will lead us to achieve even better results. Rising share prices and ensuring a fair return to our shareholders is a natural consequence of fulfilling our obligations.

Maria das Graças Silva Foster

Chief Executive Officer

INVITATION

Date: April 02, 2014

Time: 3PM

Address: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro

Agenda items:

Ordinary General Meeting

I. Management Report and Financial Statements with the Fiscal Council´s report, related to the year ended December 31, 2013;

II.    Capital budget related to year 2014;

III.     Distribution of the income of the year 2013;

IV. Election of the Board of Directors’ members;

V. Election of the Board of Directors’ President;

VI. Election of the Fiscal Council´s members and their corresponding substitutes;

Extraordinary General Meeting

I. Fixing of the managers’ and the Fiscal Councils’ compensation

II. Capital stock increase

III. Merger of Termoaçu S.A. (“Termoaçu”) into Petrobras

IV. Merger of Termoceará Ltda. (“Termoceará”) into Petrobras

V. Merger of Companhia Locadora de Equipamentos Petrolíferos – CLEP (“CLEP”) into Petrobras

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the shareholders of the Company to attend the Ordinary and the Extraordinary Meetings of Shareholders on April 2nd, 2014, at  3:00 p.m., at the auditorium of the registered office, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to resolve the following matters:

Ordinary Meeting of Shareholders

I. Management Report and Financial Statements, accompanied by the opinion of the Fiscal Council, concerning the fiscal year closed on December 31st, 2013;

II. Capital Budget concerning the period of 2014;

III. Allocation of the result of the period of 2013;

IV. Election of the Board of Directors’ members;

V. Election of the chairman of the Board of Directors; and

VI. Election of the members of the Fiscal Council and the corresponding deputies.

Extraordinary Meeting of Shareholders

I. Fixing of the managers’ and the Fiscal Councils’ compensation.

II. Increase of the capital stock upon incorporation of the fiscal incentives reserve formed in 2013, in the amount of R$ 21 million, pursuant to article 35, paragraph 1, of Ordinance No. 2.091/07 of the State Ministry of National Integration, increasing the capital stock from R$ 205,411 million to R$ 205,432 million, not resulting in modification of the number of common and preferred shares, pursuant to article 40, item III, of the Articles of Incorporation of the Company, and the resulting amendment of article 4 of the referred Article of Incorporation.

III. Merger of Termoaçu S.A. (“Termoaçu”) into Petrobras in order to:

(1) Ratify the hiring of APSIS Consultoria e Avaliações Ltda. by Petrobras for the preparation of the Appraisal Report, at book value, of Termoaçu, under paragraph 1 of article 227 of Law No. 6.404, of 12-15-1976;

(2) Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for the appraisal, at book value, of the equity of Termoaçu;

(3) Approve, concerning all of its terms and conditions, the Protocol of Justification of the Merger, entered into between Termoaçu and Petrobras on 05-02-2014;

(4) Approve the merger of Termoaçu into Petrobras, resulting in dissolution thereof, without increasing the capital stock of Petrobras; and

(5) Authorize the Executive Board of Petrobras to practice any and all acts required for the merger, and legalization of the status of the absorbed company and the surviving company before the agencies of competent jurisdiction, as necessary.

IV. Merger of Termoceará Ltda. (“Termoceará”) into Petrobras in order to:

(1) Ratify the hiring of APSIS Consultoria e Avaliações Ltda. by Petrobras for the preparation of the Appraisal Report, at book value, of Termoceará, under paragraph 1 of article 227 of Law No. 6.404, of 12-15-1976;

(2) Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for the appraisal, at book value, of the equity of Termoceará;

(3) Approve, concerning all of its terms and conditions, the Protocol of Justification of the Merger, entered into between Termoceará and Petrobras on 01-23-2014;

(4) Approve the merger of Termoceará into Petrobras, resulting in dissolution thereof, without increasing the capital stock of Petrobras; and

(5) Authorize the Executive Board of Petrobras to practice any and all acts required for the merger, and legalization of the status of the absorbed company and the surviving company before the agencies of competent jurisdiction, as necessary.

V. Merger of Companhia Locadora de Equipamentos Petrolíferos – CLEP (“CLEP”) into Petrobras in order to:

(1) Ratify the hiring of PricewaterhouseCoopers Independent Auditors by Petrobras for the preparation of the Appraisal Report, at book value, of CLEP, under paragraph 1 of article 227 of Law No. 6.404, of 12-15-1976;

(2) Approve the Appraisal Report prepared by PricewaterhouseCoopers Independent Auditors for the appraisal, at book value, of the equity of CLEP;

(3) Approve, concerning all of its terms and conditions, the Protocol of Justification of the Merger, entered into between CLEP and Petrobras on 02-12-2014;

(4) Approve the merger of CLEP into Petrobras, resulting in dissolution thereof, without increasing the capital stock of Petrobras; and

(5) Authorize the Executive Board of Petrobras to practice any and all acts required for the merger, and legalization of the status of the absorbed company and the surviving company before the agencies of competent jurisdiction, as necessary.

The minimum percentage of interest in the capital stock required for the adoption of the multiple votes in order to elect the directors at the Annual Meeting of Shareholders is five percent (5%) of the voting capital, as per CVM Instruction No. 282, of 06-26-1998. The option to request the adoption of the process of multiple votes must be exercised pursuant to paragraph 1 of article 141 of Law No. 6.404, of 12-15-1976.

Shareholders owning preferred shares who become entitled to elect, at the Annual Meeting of Shareholders, in a separate voting, a representative of such class of shares to be a director, must represent, at least, ten percent (10%) of the capital stock, as well as evidence the permanent ownership of the equity interest since January 2nd, 2014.

Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of the Articles of Incorporation of Petrobras, upon presentation of the following documents:

i) Representative’s identity card;

ii) A power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);

iii) Copy of the articles of organization/incorporation of the principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least two days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

In the event of stock loan, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

Furthermore, the shareholders may choose to vote the matters contained in this Notice of Meeting upon use of the public power of attorney request, as per CVM Instruction No. 481, of December 17th, 2009.

Electronic powers of attorney will be received upon platform Online Meetings, on the website http://www.assembleiasonline.com.br. For such purpose, shareholders must register in such platform.

All documents concerning the matters to be resolved at the Special and the Annual Meetings of Shareholders will be available as of February 28th, 2014, in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission -CVM (http://www.cvm.gov.br), under article 133, of Law No. 6.404, of 12-15-1976 and CVM Instruction No. 481, of December 17th, 2009.

Rio de Janeiro, February, 25th, 2014.

Guido Mantega
President of the Board of Directors

INFORMATION TO VOTE

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at ‘Assembleias Online’, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, ‘Assembleias Online’ has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17 th2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between March 19th and April 01st, 2014. For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

This proxy is valid only for the Annual General Meeting / Extraordinary Meeting to be held on April 02 nd, 2014.

Public Power of Attorney Request

25th

Rio de Janeiro, February , 2014, Petróleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Ordinary and Extraordinary General Meeting, to be held on April 02nd , 2014, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between March 19th and April 01st, 2014.

The electronic participation at the Ordinary and Extraordinary General Meetings is not available for the ADR’s holders.

Please refer to the information on how to vote through the Assembleias Online system on the Investor Relations website via Financial Results and Disclosures and Meetings.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

ORDINARY GENERAL MEETING
 PRESENTATION TO SHAREHOLDERS
 ITEM I
THE MANAGEMENT REPORT, FINANCIAL STATEMENTS AND
FISCAL COUNCIL’S REPORT OF FISCAL YEAR OF 2013

Dear Shareholders,

The Management Report, Financial Statements and Fiscal Council’s Report of fiscal year of 2013 is available in Petrobras website:

http://www.investidorpetrobras.com.br/en/financial-results/4q13.htm

Rio de Janeiro, February 25th , 2014.

Maria das Graças Silva Foster
CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM II

CAPITAL BUDGETING FOR 2014

Dear Shareholders,

The capital budgeting for 2014 includes total investments of BRL 69,726 million (sixty nine billion, seven hundred twenty six million reais), out of which BRL 69,545 million (sixty nine billion, five hundred forty five million reais) of Direct Investments and BRL 181 million (one hundred million reais) of Financial Investments (capital disbursement for other companies).

These investments will consist of BRL 26,660 million (twenty six billion, six hundred sixty million reais) from third-party funds and BRL 43,066 million (forty three billion, sixty six million reais) of the Company’s own funds, mainly coming from its operating income.

Out of the Company’s own funds considered in the schedule, BRL 42,885 million (forty two billion, eight hundred eighty five million reais) are earmarked for Direct Investments and BRL 181 million (one hundred eighty one million reais) for Financial Investments (capital disbursement for other companies). Relating to third-party funds, the amount of BRL 26,660 million (twenty six billion, six hundred sixty million reais) are earmarked for Direct Investments.

From the total investments, 62.67% are earmarked for the Exploration & Production, 26.43% for the Downstream, 9.13% for the Gas & Energy and 1.77 % for Corporative Segment.

Therefore, based on Article 196, Act no. 6.404, dated December 15th, 1976 (amended by Act no. 15th 9.457, dated May , 1997), ratified by Act no. 10.303/2001, the Board of Directors of PETROBRAS is proposing to this Annual Shareholders' Meeting, with favorable opinion of the Fiscal Committee, the approval of the Capital Budgeting for 2013, amounting to BRL 69,726 million (sixty nine billion, seven hundred twenty six million reais)

Rio de Janeiro, February 25th, 2014.

Maria das Graças Silva Foster
CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM III

2013 FINANCIAL YEAR RESULTS DESTINATION

Dear Shareholders,

Petrobras accounts statement regarding the financial year, which ended on the 31st December 2013, shows a net profit of R$ 23.407.565.780,30 (twenty three billion, four hundred and seven million, five hundred and sixty five thousand, seven hundred and eighty and thirty cents of Brazilian Real) including the provisioning of results and profits to be distributed by the employees, of R$ 908.084.491,37 (nine hundred and eight million, eighty four hundred, four hundred and ninety one Brazilian Real and thirty seven cents), in accordance with the provisions of the law.

According to the Law No. 6,404/76, changed by Laws 9,457, of 05.05.1997, and 10,303, of 10.31.2001, and to the Company's bylaws, the Board -with the favorable opinion of the Fiscal Board -herein proposes that the above mentioned profit -following the adjustments foreseen in section 202 of the Law No. 6,404/76 -is aimed, as follows: R$ 9.301.024.110,44 (nine billion, three hundred and one million, twenty four thousand, one hundred and ten Brazilian Real and forty four cents) for the payment of dividends to the shareholders, corresponding to 41.85% of the basic profit for the purpose of dividend to R$ 0.5217 per ordinary and R$ 0.9672 per preferred share, considering the number of shares at shareholding position date considered for distribution.

This dividend is being proposed as interest on own capital, subject to the withholding of income tax withheld at source of fifteen percent (15%), except for exempt shareholders. The following aspects were taken into consideration for making this proposal:

a) As provided for in Article 8 of the Articles of Association of Petrobras, the dividends payable on common and preferred shares may not be less than 25% (twenty five percent) of the adjusted net income. In 2013, the amount distributed as dividends on common and preferred shares represents 41.85% of the basic income

b) Section 5, paragraph 2 of Articles of Association of Petrobras foresees priority on receiving dividend given to preferred share at a minimum of 5% (five per cent) calculated over the installment of capital represented by this kind of share or 3% (three per cent) of the amount corresponding to the net asset value of the share. In 2013, this criteria of 3% of the amount corresponding to the net asset value of the share which corresponds to R$ 0.8221 per share. However, considering that the dividend is in the form of interest on capital and therefore includes compensation for withholding tax, the proposed value of this General Meeting is R$ 0.9672 per preferred share.

c) In 2013, dividends equivalent to R$ 0.4434 per share will be allocated to the common shares However, considering that the dividend is in the form of interest on shareholders’ capital and therefore includes compensation for withholding tax, the value proposed to this Meeting is R$ 0.5217 per common share.

Dividends of R$ 9.301.024.110,44 (nine billion, three hundred and one million, twenty four thousand, one hundred and ten Brazilian Real and forty four cents) equivalents to R$ 0,5217 per common share and R$ 0,9672 per preferred share, both as interest on own capital, based on the share position on the date of this Annual Shareholders’ Meeting, to be paid according defined on General Meeting, having the respective amount adjusted for inflation, as of December 31, 2013 until the start date of payment, in accordance with the variation of Selic rate.

Moreover, to face the investment foreseen to 2014, and in accordance with the annual investment program of the Company, the Board is proposing to keep net assets in profit retention reserve of de R$ 11.744.359.338,60 (eleven billion, seven hundred forty four million, three hundred and fifty nine thousand, three hundred thirty eight of Brazilian Real and sixty cents), remaining from accumulated profit of fiscal year, keeping the amount of R$ 143.694.256,08 (one hundred forty three thousand, six hundred ninety four thousand, two hundred fifty six Brazilian Reais and eight cents) in retained earnings to absorb the adjustments provided from changes in accounting practices

Following the favorable opinion of the Fiscal Board, the Board herein proposes to the shareholders that the destination of the net profit of the financial year is, as follows R$ 13,962,847,413.78 (thirteen billion, nine hundred sixty two million, eight hundred forty seven thousand, four hundred thirteen and seventy eight cents of Brazilian Real) for reserves, of which R$ 11,744,359,338.60 (eleven billion, seven hundred forty four million, three hundred fifty nine thousand, three hundred thrity eight Brazilian Real and sixty cents) for profit retention reserve and R$ 1,170,378,289.01 (one billion, one hundred seventy million, three hundred seventy eight thousand, two hundred eighty nine of Brazilian Real and one cent) for legal reserve, R$ 1,027,054,526.15 (one billion, twenty seven million, fifty four thousand, five hundred twenty six of Brazilian Real and fifty cents) to statutory reserve and R$ 21,055,260.02 (twenty one million, fifty five thousand, two hundred sixty Brazilian Reais and two cents) in tax incentive reserve, besides R$ 9,301,024,110.44 (nine billion, three hundred and one million, twenty four thousand, one hundred and ten Brazilian Real and forty four cents) to be distributed to the shareholders relating to dividends, keeping the amount of R$ 143.694.256,08 (one hundred forty three thousand, six hundred ninety four thousand, two hundred fifty six Brazilian Reais and eight cents) in retained earnings to absorb the adjustments provided from changes in accounting practices.

The Board also proposes the approval of the dividend installment -under interest on own capital of R$ 0.5217 per common share and R$ 0.9672 per preferred share, following the Company's bylaws.

Rio de Janeiro, February 25th, 2014.

Maria das Graças Silva Foster
CEO

APPENDIX I DISTRIBUTION OF NET INCOME CVM INSTRUCTION No 481, 17th December 2009

(APPENDIX 9-1-II)

1 – Inform the net income for the period. R – R$ 23,407,565,780.30

2 – Inform the global amount and the amount per share of the dividends, including anticipated dividends and interests on own capital already stated

				Benefit
Date of the Equity		Number of Shares		amount per		Amount in Brazilian Real
Position				share
	Common	Preferred	Total		Common	Preferred	Total
date of the OGM (*)	7.442.454.142	-	7.442.454.142	0,5217	3.882.728.325,88	-	3.882.728.325,88
date of the OGM (*)	-	5.602.042.788	5.602.042.788	0,9672	-	5.418.295.784,55	5.418.295.784,55
					3.882.728.325,88	5.418.295.784,55	9.301.024.110,44
(*) OGM – Ordinary General Meeting

3 – Inform the percentage of net income for the period to be distributed

Amounts in R$
(a) Basic income in order to calculate the dividend	22.226.570.338,17
(b) Proposed dividends	9.301.024.110,44

Percentage of basic income for the period (b) / (a)	41,85%

4 – Inform the global amount and value per share of the dividends distributed based on income of previous years: R – Not applicable

5 – Inform, after deduction of the anticipated dividends and the interests on own capital already stated:

a. The gross amount of dividends and interests on own capital, separately, per type and class of shares

	Amounts in R$
Description	Type and Class of Shares
	ON	PN	TOTAL
Proposed dividends	3.882.728.325,88	5.418.295.784,55	9.301.024.110,44
Interests on own capital paid in advance	-	-	-
Adjustment of interests on own capital paid in advance	-	-	-
Balance of proposed dividends	3.882.728.325,88	5.418.295.784,55	9.301.024.110,44

b. The form and deadline for payment of dividends and interests on own capital: R – The payment of dividends, in the form of interests on own capital, will be available on a date to be decided at the Annual General Meeting to be held in 02.04.2014.

c. Possible incurrence of inflation adjustment and interest on the dividends and interests on own capital R – The portion of dividends (as interests on own capital ) will be adjusted by SELIC rate from December 31st, 2013 to the initial date of payment, accordingly to the SELIC rate range. .

d. Statement date for payment of dividends and interests on own capital, considered for the identification of the shareholders entitled to receive them.

Date of the equity	Date of Payment	Amount
position

date of the OGM (*)	to be decided by OGM(*)	9.301.024.110,44
		9.301.024.110,44
(*) OGM – Ordinary General Meeting

6 – If there have been statements of dividends and interests on own capital based on income calculated on mid-term balance sheets, or drawn up in shorter periods:

a. Inform the amount of dividends and interests on own capital which have already been stated. R – Not applicable

b. Inform the date of the respective payments R – Not applicable

7 – Provide a comparative table indicating the following values per shares for each type and class:

a. Financial year net income and the one regarding the three (3) previous years

	Period
	2013	2012	2011	2010	2009
Income per share - ON	1,79	1,60	2,54	3,55	3,42
Income per share - PN	1,79	1,60	2,54	3,55	3,42

b. Dividend and interest on own capital distributed on the 3 (three) previous financial years

	Period
	2013	2012	2011	2010	2009
Dividends and interests on own capital per share
ON*	0,52170	0,47000	0,92000	1,03000	0,95000
Dividends and interests on own capital per share
PN *	0,96720	0,96000	0,92000	1,03000	0,95000
* Considering the number of shares of the date of the equity position used for distribution.

8 – If there is allocation of income to legal reserve

a. Identify the amount to be allocated to legal reserve R – R$ 1,170,378,289.01

b. Detail the legal reserve calculation method

Legal Reserve Calculation
Net income for the period	23.407.565.780,30
Percentage	5%
Allocated retained earnings in2012	1.170.378.289,01

9 – If the Company has preferred shares which entitle its holders to fixed or minimum dividends:

a. Describe the calculation formula for fixed or minimum dividends
R – Petrobras By-laws, section 5, paragraph 2, sets forth the priority on receiving dividends attributed to preferred share at a minimum of 5% (five per cent) calculated over the capital share represented by the preferred share or of 3% (three per cent) of the net asset value, the higher prevails.

b. State whether the profit of the fiscal year is sufficient for full payment of fixed or minimum dividends
R – Yes.

c. Identify if any unpaid portion is cumulative
R – Not applicable

d. Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares.
R – R$ 5,418,295,784.55

e. Identify the fixed or minimum dividends to be paid to each class of preferred share.
R – R$ 0.9672 per share

10 – In relation to the mandatory dividend

a. Describe the calculation method set forth in the of Petrobras’ By-Laws
R – Each financial year, shareholders shall be entitled to dividends and/or equity interests, which shall not be less than 25% (twenty five per cent) of the adjusted net income, following the provisions set forth in Article 8 of of the By-Laws Corporation Law (Lei das Sociedades por Ações), apportioned by the shares into which the company's capital is divided

b. Inform whether it is being paid in full
R – Yes.

c – Inform the amount eventually withheld
R – Not applicable .

11 – If there is withholding of the mandatory dividend due to the Company's financial condition
R – Not applicable

12 – If there is allocation of income for the contingencies reserve
R – Not applicable

13 – If there is allocation of income for reserve of realizable profits reserve
R – Not applicable

14 – If there is allocation of income for statutory reserves

a. Describe statutory provisions foreseeing the reserve
R – Following the article 55 of the By-Laws, Petrobras shall allocate, from the net income on the Annual Balance Sheet, the portion of 0.5% (zero point five percent) on the paid in capital, in order to create the special reserve, allocated to finance the research and technical development programs of the Company.

b. Identify the amount allocated to the reserve
R – R$ 1,027,054,526.15

c. Describe how the amount was calculated

Calculation of the statutory reserve

Capital Stock	205.410.905.230,50

Percentage	0,5%

Allocated Amount in 2013	1.027.054.526,15

15 – If there is withholding of income provided for in the capital budget

a. Identify the withheld amount
R – R$ 9,301,024,110.44

b. Provide a copy of the capital budget

R: The capital budget is available on iten 2 of Presentation to Shareholders

16 – If there is allocation of income for the tax incentive reserve

a. Inform the amount allocated to the reserve
R – R$ 21,055,260.02

b. Explain the nature of the allocation
R – Income Tax Incentives (SUDENE and SUDAM) upon deposits for reinvestments upon depreciation of fixed assets.

ORDINARY GENERAL MEETING
PRESENTATION TO SHAREHOLDERS
ITEM IV
ELECTION OF THE BOARD MEMBERS

Dear shareholders,

The election of the Board Members, following the provisions set forth in the Company's Bylaws, shall be approved during this Ordinary General Meeting.

Considering the above mentioned election, the controlling shareholder indicates the names as follows: Guido Mantega, Maria das Graças Silva Foster, Luciano Galvão Coutinho, Francisco Roberto de Albuquerque, Márcio Pereira Zimmermann, Sergio Franklin Quintella and Miriam Aparecida Belchior.

As provided for in CVM Instruction under no. 481/2009, there might be nomination of candidates for filling the positions of non-controlling shareholders in the Company’s Board of Directors, by means of public proxy solicitation. The information on eventual candidates is made available through on IPE System on CVM website, option “Aviso aos Acionistas”, as “Outros Avisos" and the Assembleias Online platform, using the following url: www.assembleiasonline.com.br.

Please find attached the Appendix I, II and III regarding the data referring to the persons indicated above, following the items 12,6 to 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).

Rio de Janeiro, February 25th, 2014.

Maria das Graças Silva Foster
CEO

APPENDIX I

Information concerning the members nominated to the
Board of Directors

Names Indicated by the Controlling Shareholder

Name	Age	Board
TIF	Job	Job Position to be taken
GUIDO MANTEGA	64	Member of the Board of Directors only
676.840.768-68	Economist	Chairman
MARIA DAS GRAÇAS SILVA		Member of the Board of Directors and of the
FOSTER	60	Executive Board
694.772.727-87	Engineer	Board of Directors (effective)
LUCIANO GALVAO COUTINHO	67	Member of the Board of Directors only
636.831.808-20	Economist	Board of Directors (effective)
FRANCISCO ROBERTO DE
ALBUQUERQUE	76	Member of the Board of Directors only
351.786.808-63	Military	Board of Directors (effective)
MARCIO PEREIRA ZIMMERMANN	57	Member of the Board of Directors only
262.465.030-04	Engineer	Board of Directors (effective)
SERGIO FRANKLIN QUINTELLA	78	Member of the Board of Directors only
003.212.497-04	Engineer	Board of Directors (effective)
MIRIAM APARECIDA BELCHIOR	56	Member of the Board of Directors only
056.024.938-16	Engineer	Board of Directors (effective)

GUIDO MANTEGA -Mr. Mantega has been the Chairman of the boards of directors of Petrobras and Petrobras Distribuidora S.A. since March 2010, and he has served both boards since April 2006. Mr. Mantega was a member of the Remuneration and Succession Committee of our board of directors (“RS Committee”) from October 2007 to April 2010. He has been Brazil’s Minister of Finance since March 2006, after serving as the president of the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian Development Bank) (“BNDES”) and as Brazil’s Minister of Planning, Budget and Management. He is a member of the Conselho de Desenvolvimento Econômico e Social—CDES (the Economic and Social Development Council), an advisory body to the Brazilian federal government. He received a bachelor’s degree in economics from the Faculdade de Economia, Administração e Contabilidade—FEA (the School of Economy, Administration and Accounting) at the Universidade de São Paulo (the University of São Paulo) (“USP”), and a Ph.D. in development sociology from the Faculdade de Filosofia, Letras e Ciências Humanas—FFLCH (the School of Philosophy, Literature and Human Sciences) at USP. He completed specialized studies at the Institute of Development Studies—IDS at the University of Sussex, England in 1977. As Brazil’s Minister of Finance, his duties include the representation of the Brazilian government with the G-20, BRICS, Mercosul, IMF and World Bank; international roadshows to promote foreign investments in Brazil; and summits involving the President of the Republic of Brazil, Dilma Rousseff, acting as her advisor.

MARIA DAS GRAÇAS SILVA FOSTER -Ms. Foster has been our Chief Executive Officer since February 2012 and our Chief International Officer since July 2012. She is also a member of our board of directors and the boards of directors of Petrobras Distribuidora S.A., Petrobras Biocombustível S.A. – PBIO and Petrobras Oil&Gas B.V. – POG-BV. Ms. Foster is also chairperson of the Health, Safety and Environment Committee of our board of directors (the “HSE Committee”), and she has been the chairperson of the boards of directors of Petrobras Transporte S.A. (“TRANSPETRO”) since March 2012, and Petrobras Gás S.A. (“GASPETRO”) since February 2012. From September 2007 to February 2012, she served as Petrobras’ Chief Gas & Power Officer and from December 2007 to March 2012, as the CEO of GASPETRO. From May 2006 to September 2007, Ms. Foster was the CEO and the CFO of Petrobras Distribuidora S.A.. Ms. Foster has been a member of the board of directors of GASPETRO since October 2007. She has also served as a director of TRANSPETRO from March 2003 to September 2005 and from November 2007 to the present. Ms. Foster was also a member of the board of directors of Transportadora Associada de Gás S.A. (“TAG”) from October 2007 to March 2008, Transportadora Brasileira Gasoduto Bolívia-Brasil –TBG from March 2003 to September 2005 and Braskem S.A. (“Braskem”) from October 2005 to April 2012. Ms. Foster was also the chairperson of the board of directors of Liquigás Distribuidora S.A. (“Liquigás”), the CEO and Investor Relations Executive Officer of Petrobras Química S.A. (“PETROQUISA”), and Petrobras’ Executive Manager for Petrochemicals and Fertilizers. She has also had various roles in the Brazilian government, including the position of Secretary of Petroleum, Natural Gas and Renewable Fuels of the Ministério das Minas e Energia (the Ministry of Mines and Energy) (“MME”) from January 2003 to September 2005. In the private sector, she has been a member of the board of directors of Instituto Brasileiro de Petróleo Gás e Biocombustíveis – IBP (Brazilian Petroleum, Gas and Biofuels Institute) since October 2006 and has been its president since March 2012. She holds a degree in chemical engineering from the Universidade Federal Fluminense – UFF (the Fluminense Federal University), a master’s degree in chemical engineering and a post-graduate degree in nuclear engineering from the Universidade Federal do Rio de Janeiro (the Federal University of Rio de Janeiro) (“UFRJ”) and an MBA in economics from the Fundação Getulio Vargas (Getulio Vargas Foundation) (“FGV”).

LUCIANO GALVAO COUTINHO -Mr. Coutinho has been a member of our board of directors since April 2008, and he is also a member of the board of directors of Petrobras Distribuidora S.A.. He has been the President of the BNDES since April 2007. In addition, Mr. Coutinho is a member of the board of directors of Vale S.A. (“Vale”), a member of the Curator Committee for the Fundação Nacional da Qualidade—FNQ (the Brazilian Quality Foundation), and the BNDES representative at the Fundo Nacional de Desenvolvimento Científico e Tecnológico—FNDCT (the Brazilian Fund for Scientific and Technological Development). Mr. Coutinho has a Ph.D. in economics from Cornell University, a master’s degree in economics from the Fundação Instituto de Pesquisas Econômicas—Fipe (the Institute of Economic Research) at USP and a bachelor’s degree in economics from USP.

FRANCISCO ROBERTO DE ALBUQUERQUE - Mr. de Albuquerque has been a member of our board of directors since April 2007, and he is also a member of the board of directors of Petrobras Distribuidora S.A.. He has been a member of the Audit Committee and the RS Committee of our board of directors since April 2007, and October 2007, respectively. He earned a bachelor’s degree in military sciences from the Academia Militar das Agulhas Negras—AMAN (the Agulhas Negras Military Academy) in Resende, in the State of Rio de Janeiro, in 1958 and in economics from the Faculdade de Ciências Econômicas de São Paulo (the São Paulo College of Economic Sciences) at Fundação Álvares Penteado (Álvares Penteado Foundation) in 1968, a master’s degree in military sciences from the Escola de Aperfeiçoamento de Oficiais—EsAO (the Advanced Military School) in 1969, and a Ph.D. in military sciences from the Escola de Comando e Estado-Maior do Exército—ECEME (the Military Officer Training School) in Rio de Janeiro in 1977.

MARCIO PEREIRA ZIMMERMANN - Mr. Zimmermann has been a member of our board of directors since March 2010, and he is also a member of the board of directors of Petrobras Distribuidora S.A.. He has been the President of the RS Committee of our board of directors since April 2010.  Mr. Zimmermann is currently the Executive Secretary (Deputy Minister) of the MME, where he previously served as Minister, Executive Secretary and Secretary for Energy Planning and Development. Mr. Zimmermann is also the Chairman of the board of directors of Centrais Elétricas Brasileiras—Eletrobras, where he previously served as Engineering Executive Officer, and the Chairman of the board of directors of Furnas Centrais Elétricas S.A. He has been a member of the Conselho Nacional de Política Energética—CNPE (National Energy Policy Council)

since February 2009. He was also the Energy Production and Commercialization Executive Officer and Technical Executive Officer of Eletrosul Centrais Elétricas S.A. and the Research and Development Executive Officer of Centro de Pesquisas de Energia Elétrica—CEPEL (Electrical Energy Research Center). Mr. Zimmermann holds a bachelor’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio Grande do Sul – PUC-RS (the Pontifical Catholic University of Rio Grande do Sul), a post-graduate degree in power systems engineering from the Universidade Federal de Itajubá – UNIFEI (the Federal University of Itajubá), and a master’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio (the Pontifical Catholic University of Rio de Janeiro) (“PUC-Rio”).

SERGIO FRANKLIN QUINTELLA -Mr. Quintella has been a member of our board of directors since April 2009, and he is also a member of the board of directors of Petrobras Distribuidora S.A.. He has been a member of the Audit Committee of our board of directors since November 2009 and was appointed as its president in November 2011. He is vice president of FGV and a member of the board of directors of Oi S.A. since September 2005 and April 2012, respectively. He was member of the board of directors of BNDES from 1975 to 1980, member of Conselho Monetário Nacional (National Monetary Council) from 1985 to 1990, and president of the Tribunal de Contas (Court of Auditors) of the State of Rio de Janeiro from 1993 to 2005. Mr. Quintella holds a bachelor’s degree in civil engineering from PUC-Rio, a bachelor’s degree in economics from the Faculdade de Economia do Rio de Janeiro (the College of Economics of Rio de Janeiro) and a post-graduate degree in economic engineering from the Escola Nacional de Engenharia (the National Engineering School). He also holds a master’s degree in business from IPSOA Institute, in Turin, Italy and graduated from the Advanced Management Program at Harvard Business School.  Mr. Quintella is currently a member of the council of PUC-Rio.

MIRIAM APARECIDA BELCHIOR -Ms. Belchior has been a member of our board of directors since July 2011, and she is also a member of the board of directors of Petrobras Distribuidora S.A.. She is a member of the HSE Committee of our board of directors. Ms. Belchior has been Brazil’s Minister of Planning, Budget and Management since January 2011. She was the Articulation and Monitoring Sub-head of the Chief of Staff, responsible for connecting government actions and monitoring strategic projects from 2003 to 2010. She served as Executive Secretary for the Programa de Aceleração do Crescimento—PAC (the Growth Acceleration Program) in 2007 and became its General Coordinator in April 2010. Ms. Belchior is an engineer and holds a master’s degree in public administration and government from FGV. She previously served as a professor with the Fundação para Pesquisa e Desenvolvimento da Administração, Contabilidade e Economia —FUNDACE (the Foundation for Research and Development of Administration, Accounting and Economics) and the Universidade de São Marcos (the University of São Marcos).

The names indicated above:

•               Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

•               They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.

•                 They possess the following relation of subordination with the Company’s related parties.

Identification		Relationship between	Related Person
	TIF/CNPJ	the board member and	Type
Job/Position		the related person

Issuer Director
LUCIANO GALVAO
COUTINHO	636.831.808-20	Subordinator	Creditor
Board of Directors
Related person
BNDES	33.657.248/0001-89
Chairman
Obs
BNDES has financial lines
with Petrobras

APPENDIX II

Information concerning the members nominated to the
Board of Directors indicated by non-controlling shareholders

Names Indicated by the non-Controlling Shareholder

Name	Age	Board
TIF	Job	Job Position to be taken
MAURO GENTILE RODRIGUES DA
CUNHA	42
		Director indicated by minority common
004.275.077-66	Manager	shareholders
JOSÉ GUIMARÃES MONFORTE	66	Member of the Board of Directors only
		Director indicated by preferred
447.507.658-72	Economist	shareholders

MAURO GENTILE RODRIGUES DA CUNHA -Brazilian, divorced, consultant, RG 404 399 MM, CPF 004.275.077-66. President of Amec -Association of Investors Capital Market -since April 2012. Previously, he was responsible for the equity area of Opus Gestão de Recursos, a company that manages approximately BRL 2 billion in investment funds in the country. Prior to that, he was senior partner of Mauá Investimentos, also with responsibility for the equity funds (2007-2010). He was Chief Investment Officer of Franklin Templeton Investments (Brazil) Ltd., and its predecessor, the Bradesco Templeton Asset Management (BTAM), since August 2001. The BTAM was a joint venture between Banco Bradesco -largest private financial institution in Latin America -and Franklin Templeton -one of the largest asset managers in the United States, having been incorporated by the latter in July 2006. The BTAM specialized in managing funds actively in corporate governance matters, reaching BRL 800 million in assets under management. Prior to joining BTAM, Mr. Cunha was a partner at Investidor Profissional, and member of the Investment Committee's main fund of that institution, IP-Participações. He also held positions at Morgan Stanley Asset Management, Deutsche Morgan Grenfell, Bank of America Latin American Private Equity and Banco Pactual. Acted as Chairman of the Board of Directors of IBGC -Brazilian Institute of Corporate Governance from 2008 to 2010, being a member of the board of that institution for seven years. In addition, he has participated actively in discussions on corporate governance and reform of the capital market in Brazil, and participated in the boards of several companies. He is currently a member of the Board of Directors of Petrobras (where he also serves on the Audit Committee), BR Distribuidora, Trisul and CESP. CFA charterholder since 1997, and MBA from the University of Chicago. He graduated in economics from PUC-RJ.

JOSÉ GUIMARÃES MONFORTE -Brazilian, married, economist. Mr. Monforte’s professional background is mainly focused on activities within the financial and capital markets, both domestic and international, where he developed and managed business departments in institutions of national and global level. Among these, the most relevant experiences that stand out were: (i) Grupo Banespa (from 1972 to 1979), where Mr. Monforte was responsible for structuring the Investment management department, and later became manager of the Joint Venture between Banespa Corretora and Merrill Lynch, which introduced the offering of commodity derivatives in Brazil. He also held the position of deputy manager of the London office at Grupo Banespa Commercial Bank, where he helped to restructure the office activities and develop a standard of annual planning that was later disseminated across all international operations. (ii) President of Merrill Lynch's operation in Brazil (from 1979 to 1987), which comprised brokerage activities of commodities, investment management through its own distribution, private banking, and corporate finance operations. (iii) Director at Citibank Private Bank in Brazil for four years. (iv) Director of Product at Western Hemisphere's Global Private Bank, prior to returning to Citibank Brazil as the head of Investment Bank, Asset Management and the bank’s proprietary investments. (v) Mr. Monforte also held positions within the financial markets as: the Vice-Presidency of ANBID -National Association of Investment Banks and Investment, vice-chairman of Caixa Liquidação da Bolsa de Mercadorias de São Paulo and board member of Bovespa. Among other experiences, Monforte was CEO of VBC Energia (1996 to 1997) where he was responsible for structuring and coordinating acquisitions of major assets that were offered during the privatization process of power distribution assets in Brazil, including the acquisition of CPFL. He then became the Senior Country Advisor at Bell Canada during the process of acquiring licenses to operate mobile phone companies in Brazil (Americel-in Brasilia, and Telet Sure, in Rio Grande do Sul). He was also CEO and board member of these companies. He served as a director at Canbras which had previously operated cable TV services in Brazil. From 1998 to 2007, he was chairman of Janos Participações, which is the investment vehicle that manages the wealth of Natura controlling shareholders. During this experience, Mr. Monforte organized the investment management and financial services areas and also advised on transactions in the capital market. Mr. Monforte also helped to coordinate the IPO of Natura Cosméticos. Janos was elected the best Family Office of Latin America for two consecutive years, and the offer of Natura shares also became a reference in the market. Mr. Monforte was a Founding Partner of Pragma Heritage, whose purpose was to extend to other business families the same services previously offered exclusively to Janos, which continued to be an anchor client of Pragma. It is relevant to mention that the Pragma was the coordinator of the secondary offering of Natura shares. In the investment management activity the results were excellent, and in acquiring skate in companies, Pragma stood out when acquired a significant block in Droga Raia. Besides these executive and entrepreneurial activities, José Monforte dedicated himself to the topic of corporate governance, both in support of its development in Brazil as well as practicing it through the participation of several Boards of Directors. He chaired the Board of IBGC for four years, totalling six years on the board. He also served as board member of the following companies: Sabesp, Banco Nossa Caixa (member of the Audit Committee). Canbras Intl (member of the Audit Committee), Claro (Chairman of the Board), Natura (member of the Risk Committee, Finance and Audit, and Governance), Caramuru, Vivo (member of the Audit Committee), Agrenco, JHSF (Member of the Audit Committee), Droga Raia, biophilic, Pini Publisher (Chairman of the Board), Tribanco Bank (member of the Strategy Committee), Promon Engineering (member of Audit and Risk Committee).

The names indicated above:

•               Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

•               They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.

APPENDIX III

Information concerning the members nominated to the
Board of Directors indicated by non-controlling shareholders

Names Indicated by the non-Controlling Shareholder

Name	Age	Board
TIF	Job	Job Position to be taken
MAURO GENTILE RODRIGUES DA
CUNHA	42
		Director indicated by minority common
004.275.077-66	Manager	shareholders
JORGE GERDAU JOHANNPETER	76	Member of the Board of Directors only
		Director indicated by preferred
000.924.790-49	Lawyer	shareholders

MAURO GENTILE RODRIGUES DA CUNHA -Brazilian, divorced, consultant, RG 404 399 MM, CPF 004.275.077-66. President of Amec -Association of Investors Capital Market -since April 2012. Previously, he was responsible for the equity area of Opus Gestão de Recursos, a company that manages approximately BRL 2 billion in investment funds in the country. Prior to that, he was senior partner of Mauá Investimentos, also with responsibility for the equity funds (2007-2010). He was Chief Investment Officer of Franklin Templeton Investments (Brazil) Ltd., and its predecessor, the Bradesco Templeton Asset Management (BTAM), since August 2001. The BTAM was a joint venture between Banco Bradesco -largest private financial institution in Latin America -and Franklin Templeton -one of the largest asset managers in the United States, having been incorporated by the latter in July 2006. The BTAM specialized in managing funds actively in corporate governance matters, reaching BRL 800 million in assets under management. Prior to joining BTAM, Mr. Cunha was a partner at Investidor Profissional, and member of the Investment Committee's main fund of that institution, IP-Participações. He also held positions at Morgan Stanley Asset Management, Deutsche Morgan Grenfell, Bank of America Latin American Private Equity and Banco Pactual. Acted as Chairman of the Board of Directors of IBGC -Brazilian Institute of Corporate Governance from 2008 to 2010, being a member of the board of that institution for seven years. In addition, he has participated actively in discussions on corporate governance and reform of the capital market in Brazil, and participated in the boards of several companies. He is currently a member of the

Board of Directors of Petrobras (where he also serves on the Audit Committee), BR Distribuidora, Trisul and CESP. CFA charterholder since 1997, and MBA from the University of Chicago. He graduated in economics from PUC-RJ.

JORGE GERDAU JOHANNPETER -Brazilian, natural of the city of Rio de Janeiro (RJ), married, attorney, domiciled at Av. Farrapos, nº 1.811, bairro Floresta, Porto Alegre (RS), CEP 90220-005, bearer of Identity Card No. 1001969201, issued by the Department of Public Safety of the State of Rio Grande do Sul -SSP/RS, and CPF No. 000.924.790-49. He has been a director since October 19, 2001 and is a director at Petrobras Distribuidora S.A. -BR. He was appointed member of the Remuneration and Succession Committee of our board of directors on October 15, 2007 and of the Environment Committee on December 22, 2011. Mr. Johannpeter is chairman of the board of directors at Gerdau, director of the Brazil Steel Institute -IABr and of the World Steel Association and is a member of the Economic and Social Development Council – CDES. He is also president of the federal government’s Chamber for Management, Performance and Competitiveness Policies. Mr. Johannpeter is also active in the area of non-profit organizations in the capacity of president of the council of the Quality and Productivity Program of Rio Grande do Sul State – PGQP, leader of the Brazil Competitive Movement – MBC, member of the Brazilian Quality Association – ABQ and of the decision-making council of Parceiros Voluntários. Mr. Johannpeter obtained a bachelor of law and a social sciences degree from the Federal University of Rio Grande do Sul UFRGS at Porto Alegre, in 1961.

The names indicated above:

•               Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

•               They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM V ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of the Board of Directors, according to what has been established in the Company’s Bylaws, will be approved in the course of the Ordinary General Meeting. The controlling shareholder nominates Mr. Guido Mantega as Chairman of the Board of Directors.

Rio de Janeiro, February 25th, 2014

Maria das Graças Silva Foster
CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM VI

ELECTION OF MEMBERS TO THE FISCAL BOARD AND THEIR RESPECTIVE SUBSTITUTES

Dear Shareholders,

The election of members to the fiscal board and their respective substitutes, according to what has been established in the Company’s Bylaws, will approved in the course of the Ordinary General Meeting.

The controlling shareholder nominates the following names to compose the Audit Committee and respective substitutes: Paulo José dos Reis Souza (substitute: Marcus Pereira Aucélio); Marisete Fátima Dadald Pereira (substitute: Ricardo de Paula Monteiro); Cesar Acosta Rech (substitute: Edison Freitas de Oliveira).

As provided for in CVM Instruction under no. 481/2009, there might be nomination of candidates for filling the positions of non-controlling shareholders in the Company’s Fiscal Council, by means of public proxy solicitation. The information on eventual candidates is made available through on IPE System on CVM website, option “Aviso aos Acionistas”, as “Outros Avisos" and the Assembleias Online platform, using the following url: www.assembleiasonline.com.br.

Please find attached the Appendix I and II regarding the data referring to the persons indicated above, following the items 12,6 through 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).

Rio de Janeiro, February 25th, 2014

Maria das Graças Silva Foster
CEO

APPENDIX I Information about the members appointed for the Fiscal Council

Candidates appointed by the controlling shareholder
Name	Age	Administration Office
CPF	Occupation	Elective office to be held
CESAR ACOSTA RECH	46	Fiscal Council
579.471.710-68	Economist	F.C. Permanent
EDISON FREITAS DE OLIVEIRA	76	Fiscal Council
003.143.238-72	Administrator	F.C. Alternate
PAULO JOSÉ DOS REIS SOUZA	51	Fiscal Council
494.424.306-53	Administrator	F.C. Permanent
MARCUS PEREIRA AUCÉLIO	47	Fiscal Council
393.486.601-87	Engineer	F.C. Alternate
MARISETE FÁTIMA DADALD PEREIRA	58	Fiscal Council
409.905.160-91	Accountant	F.C. Permanent
RICARDO DE PAULA MONTEIRO	68	Fiscal Council
117.579.576-34	Economist	F.C. Alternate

CESAR ACOSTA RECH – Has been a permanent member of Petrobras’ Fiscal Council since 2008. He has a degree in economics by the Federal University of Rio Grande do Sul. Director of Department and Assistant Secretary of Development Secretariat and Investment Promotion of Rio Grande do Sul from August 2013. In 2003 and 2004 held the title of Director of the Small and Medium-Sized Companies at the Ministry of Development, Industry and Foreign Trade – MDIC. He was the Administration and Finance Director of the Support Service to Micro and Small Companies – SEBRAE/National in the years 2005 and 2006. Fiscal Council at the National Bank for Economic and Social Development – BNDES for the period 2007/2008. From 2007 to 2012 hold the office of Institutional Relations Manager at the Brazilian Trade and Investment Promotion Agency - Apex-Brasil.

EDISON FREITAS DE OLIVEIRA – Has been an alternate member of Petrobras’ Fiscal Council since 2002. Currently, he holds the commissioned office of Special Internal Control Advisor of the Ministry of Mines and Energy. He has been secretary of Banco do Brasil Office and head of the Brazilian Central Bank president's Office for 17 years.

PAULO JOSÉ DOS REIS SOUZA -He has been a permanent member of Petrobras Fiscal Council since March 2012. He is currently holding the office of Program Director of the National Treasury Department since October 2011. In addition to this position, he served from 2003 to 2011, as the General Coordinator for the General Coordination of National Treasury Financial Planning. He holds a bachelor degree in Business Administration from Faculdade de Ciências Gerenciais da União de Negócios e Administração – UNA – Belo Horizonte/MG, and has also completed a postgraduation program in Public Policies and Governmental Management at Fundação Escola Nacional de Administração Pública – ENAP – Brasília/DF and, in Public Sector Economics at Fundação Getúlio Vargas – FGV – Brasília – DF. Paulo Souza has served or is currently serving as a member of the fiscal councils at the following companies: Infraero S/A (Airport Infrastructure), SERPRO (Technology and Information System), Eletropaulo S/A (Electrical Power Distributor); Petrobras Distribuidora S/A (Fuel Distributor), INB -Indústrias Nucleares do Brasil S/A (Nuclear Fuel Production).

MARCUS PEREIRA AUCÉLIO -Has been an alternate member of Petrobras’ Fiscal Council since 2012. He is currently the under-secretary of Fiscal Policy of the National Treasury Department, a title he has held since January 2007. From 2002 to 2006, he held the office of general coordinator of the Funds and Tax Operations Management General Coordination. He has a degree in Forest Engineering by the Universidade of Brasília, having completed his Executive MBA in Finance by the Brazilian Capital Market Institute and his graduate studies in Public Sector Economics by Fundação Getúlio Vargas -FGV. Marcus Aucélio has been a member in the Boards of the following companies: Banespa S.A. (Fiscal Council), Banco do Brasil S.A. (Fiscal Council), Caixa de Consórcios (Fiscal Council), Centrais Elétricas Brasileiras S.A. -Eletrobrás (board of directors) and Vale S.A. (Fiscal Council).

MARISETE FÁTIMA DADALD PEREIRA -Has been a permanent member of Petrobras’ Fiscal Council since 2011. Accountant, graduated by the University Vale do Rio dos Sinos -Sao Leopoldo -RS Has post-graduation studies in Accounting Sciences by the Universidade do Vale do Itajaí in 1990 and in Audit and Economic Sciences by the Universidade Federal de SC – Florianópolis. Holds the office of head of the Economic Counsel of the Ministry of Mines and Energy since August 2006, where she has also held the office of special advisor to the Minister of Mines and Energy, from August 2005 to July 2006. She was the manager in the Economic-Finance department at Eletrosul Centrais Elétricas SA from 1987 to July/2005 and took on the office of Accounting and Tax expert at the David Rafael Blochtein’s Accounting and Tax Counsel for the period between 1973 and 1987.

RICARDO DE PAULA MONTEIRO -Has been an alternate member of Petrobras’ Fiscal Council since 2008. Economist, with a Master’s Degree in Systems and Applications Analysis and having a post-graduation by the Spatial Research Institute – INPE, he has held the office of Special Advisor to the State Minister of Mines and Energy since 2005. He has worked for 20 years as an economist at the Centrais Elétricas do Norte do Brasil – Eletronorte.

The names appointed hereinbefore:

•               Have not been subject, for the last 5 years, to criminal conviction, conviction in a CVM administrative procedure and unappeallable conviction, within the judicial or administrative scope, which has suspended or disqualified them to perform any professional or commercial activity.

•               Do not have any marital relation, stable relation or relatives liable to information as provided for in item 12.9 in the Reference Form.

APPENDIX II

Information about the members appointed for the Fiscal Council indicated by non-controlling shareholders

Name	Age	Administration Office
TIF	Occupation	Elective office to be held
REGINALDO FERREIRA
ALEXANDRE	55
		Fiscal Council member indicated by minority
003.662.408-03	Economist	common shareholders
MÁRIO CORDEIRO FILHO	52
033.547.388-12	Economist	Fiscal Council member indicated by minority
		common shareholders (substitute)
WALTER LUIS BERNARDES
ALBERTONI	45
147.427.468.-48	Lawyer	Fiscal Council member indicated by preferred
		shareholders
ROBERTO LAMB	65
009.352.630-04	Teacher	Fiscal Council member indicated by preferred
		shareholders (substitute)

REGINALDO FERREIRA ALEXANDRE – Brazilian economist, with twenty years of experience in investment analysis, analyst, coordinator, organizer and head of analysis and has held these positions at Citibank, Unibanco, BBA (currently Itaú-BBA) and Itaú Securities Brokerage, respectively. He was also an corporate credit analyst at Citibank, a consultant in strategy at Accenture) and worked with corporate finance at Deloitte Touche Tohmatsu -experience that extends now to ProxyCon Business Consulting. Member of the Accounting Pronouncements Committee (CPC) – entity responsible for the development of Brazilian accounting standards since it was founded in 2005. He is both a certified investment analyst (CNPI) and an investment manager accredited by CVM. Currently member of the fiscal council of the following publicly traded companies: Cremer SA (Chairman of the Supervisory Board, elected in April 2011 and reelected in April 2012), Paraná Banco SA (elected in April 2011 and re-elected in April 2012), Tecnisa SA (elected in April 2011 and re-elected in April 2012), Unipar SA (elected in April 2012), Bradespar SA (alternate, elected in April 2012), Grendene SA (alternate, elected in April 2012). Former member of the Supervisory Board of Tele Norte Celular Participações SA elected in April 2007. Former member of the fiscal council of Companhia Siderúrgica Belgo-Mineira (now Arcelor Mittal), elected in April 2004 and re-elected in April 2005. President of the Brazilian Association of Investment Analysts and Professionals of the Capital Markets – APIMEC, section Sao Paulo, elected for the period 2011-2012. Member of the Working Group established by the Federal Accounting Council (CFC) to monitor and advise on proposed changes to international accounting standards issued by the International Accounting Standards Board (IASB) and the propositions of the International Financial Reporting Interpretations Committee (IFRIC).

MÁRIO CORDEIRO FILHO – Background in auditing, controllership, and finance. Mr. Cordeiro Filho held positions in companies such as KPMG, CCR, Valspar Renner, Koppol Films , Itaú Group, and Real Group. He is a certified board member by the Brazilian Institute of Corporate Governance – IBGC. Focal point of contacts with independent auditors, board of directors, audit committee, and supervisory board (fiscal board) of publicly held companies for matters related to accounting, audit, internal controls, and tax planning. Experience in publicly held holding company listed in the BM&FBOVESPA Novo Mercado when took part in the task forces that promoted IPOs, public offerings, issuance of debt, implementation of shared service centers, valuation and acquisitions of companies. Management of administrative-financial areas of industries including treasury, accounting, controllership, tax, information technology, legal, credit and collection, accounts payable, personnel, and outsourced services. Experience in restructuring and implementation of controlling and logistics areas with gains in productivity and cost reduction. Negotiation with IDB and BNDES for the corporate reorganization of companies. Preparation of business plans, operational budgets, financial forecasts, valuation of companies, economic feasibility studies of investment projects and the implementation of a management model based on economic profit (Economic Value Added – EVA). Specialist in international accounting (IFRS) and valuation Operation with the area of investor relations – IR in presentations of results and contacts with investment analysts. Operation with the legal areas in the preparation of tax planning. Studies abroad (England, Chile, United States, Mexico and Portugal) in accounting practices, corporate law and tax law, negotiation with the Inter-American development and workshops. Master's Degree in Accounting – PUC/SP (2009) Post-Graduation in International Financial Reporting Standards (IFRS) – FIPECAFI (2008) Graduation in Accounting – Faculdade São Luis (2004). MBA Executive in Finance –Insper, former IBMEC Business School SP, (2002) Post-Graduation in Controllership – ADIFEA/USP (1990) Post-Graduation in Industrial Administration – Universidade de São Paulo, Escola Politécnica & Fundação Vanzolini (1988) Graduation in Economics – FEA/USP (1984).

WALTER LUIS BERNARDES ALBERTONI -Bachelor of Laws, graduated in 1992 from Pontifical Catholic University of São Paulo (PUC-SP), lawyer registered with the OAB / SP under the number 123283, Post Graduate in Civil Litigation (PUCSP-COGEAE) in Corporate Law and in Tax Law (LLM Insper, former IBMEC-SP), Alternate Director of the Appeals Council of the National Financial System, with more than twenty (20) years of experience in civil, corporate and business, having participated in several operations (M&A), and performed the analysis and preparation of reports on corporate transactions relevant to the Brazilian securities market. He has been acting over the last 8 years as an external advisor for the Association of Capital Market Investors -AMEC, giving opinions and developing institutional manifestations in defending the rights and interests of minority shareholders.

ROBERTO LAMB -Brazilian, married, physicist, bearer of RG No. 300.421.290-2 SSP/RS, CPF No. 009.352.630-04, served on the Audit Boards (Conselho Fiscal) of several Brazilian companies, including Marcopolo, Gerdau and AES Eletropaulo. Currently he serves on the Audit Board of AES Tiete and the Audit Board of MARFRIG. He holds an M.Sc. in Finance and is Professor of Finance at Universidade Federal do Rio Grande do Sul (UFRGS). He is the author of the Brazilian country specific edition of Ross, Westerfield and Jordan´s “Fundamentals of Corporate Finance”. He also lead the Better Practices Guide for Audit Boards and the Better Practices Guide for Audit Committees both issued by IBGC, the Brazilian Institute of Directors.

The names appointed hereinbefore:

•               Have not been subject, for the last 5 years, to criminal conviction, conviction in a CVM administrative procedure and unappeallable conviction, within the judicial or administrative scope, which has suspended or disqualified them to perform any professional or commercial activity.

•               Do not have any marital relation, stable relation or relatives liable to information as provided for in item 12.9 in the Reference Form.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

ESTABLISHMENT OF THE COMPENSATION OF MANAGEMENT AND EFFECTIVE MEMBERS OF THE FISCAL COUNCIL AS WELL AS THEIR PARTICIPATION IN THE PROFITS PURSUANT TO ARTICLES 41 AND 56 OF THE COMPANY’S BYLAWS

Dear Shareholders,

Petrobras is making available a forecast of the compensation of management and effective members of the Fiscal Council for the current fiscal year.

The establishing of the compensation of management and effective members of the Fiscal Council, as well as their participation in the profits, in the form of articles 41 and 56 of the Company’s Bylaws will be approved at an Ordinary General Meeting.

Please find attached the Appendix I with the information regarding the compensation of management and effective members of the Fiscal Council in the last fiscal years and the forecast mentioned above for the current fiscal year, according o item 13 of the “Formulário de Referência” (Art.12 of CVM 481 Instruction).

Rio de Janeiro, February 25th, 2014

Maria das Graças Silva Foster
CEO

Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481/09

Directors wages

13.1. To describe the wages’ policy or practice regarding the Board of Directors, the Statutory and non-Statutory Board, the Fiscal board, the statues boards and the boards as follows: fiscal, risk, financial and wages.

I -EXECUTIVE OFFICERS:

a. goals of the wages policy or practice

The fixed wages of the Executive Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company’s directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b. wages composition:

i. description of wages elements and its goals

•               Fees: fixed monthly wages applied to the officers as retribution to the services rendered.

•               Direct and indirect benefits: aim at the life quality of the officers, including housing and health care.

•               Profit Share Plan (PLR) and Bonus for performance: retribution for the efforts in the construction of the results achieved, in addition to the motivational factor for the achievement of the strategic goals.

•               After-job benefits: aim at the life quality of the officers, including a pension plan.

•               Other: Aims at the quality of life of the managers, including and Social Security (INSS)

ii. proportion of each element in the total wages iii. calculation and adjustment methodology of each one of the wages elements

2013 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	76.6%
Direct and indirect benefits	5.2%
PLR (Profit Share)	5.6%
Performance bonus	5.9%
After-job benefits	6.7%

iii. calculation and adjustment methodology of each one of the wages elements

• Wage or pro-labore fees (Christmas Bonus and Vacation) and Performance bonus: There is not a single methodology for calculation and adjustment, provided that it is taken into consideration other factors such as: negotiation with regulatory body, relevant legislation, market practices and the amount defined at the AGO.

• PLR (Profit Share): For the calculation of the PLR it shall be taken into consideration the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), relevant legislation, market practices and the amount defined at the AGO. In the 2011, 2012 and 2013 fiscal years, it was practiced, respectively the payment of 1.96, 1.54 and 0.96 wages to the Chief Executive Officer and Officers, an amount which was defined by decision of the Board of Directors.

iv. reasons that justify the arrangement of the wages

The arrangement of wages of Petrobras administrators is defined taking into consideration the economic-financial results of the Company, as well as in recognition of the Company’s administrators and alignment with the wages practices applied by the market to companies of similar size of Petrobras.

c. main performance indicators that are taken into consideration for determining each wages element

•               Fees: fixed wages without an associated indicator.

•               Direct and indirect benefits: without an associated indicator.

•               Profit Share Plan (PLR): bound to the compliance to the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), such as: National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

•               After-job benefits: without an associated indicator.

d              how the wages is organized in order to reflect the evolution of the performance indicators

The wages is organized so that the Profit Share Plan (PLR) is associated to the compliance to the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), such as: National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

e. how does the policy or wages practice align to the long, medium and short term interests of the Company

The wages of Petrobras administrators is defined by taking into consideration the economic-financial results of the Company, as well as in seeking the promotion of recognition of the administrators and the alignment to the long, medium and short term strategies of the Company, followed by the achievement of the goals defined by the Board of Directors and by indicators such as National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

f. existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

Not applicable.

g. existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company’s shareholders’ control.

Not applicable.

II-BOARD OF DIRECTORS:

a. goals for the wages policy or practice

The fixed wages of the Executive Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company’s directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b. wages composition::

i. description of wages elements and its goals

•               Fees: fixed monthly wages applied to the directors as retribution to the services rendered.

•               Direct and indirect benefits: aim at the life quality of the directors, including health care.

•               Other: Aims at the quality of life of the managers, including Guarantee Fund for Length of Service (FGTS) and Social Security (INSS)

ii. proportion of each element in the total wages iii. calculation and adjustment methodology of each one of the wages elements

2013 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	97%
Direct and indirect benefits	3%

iii. calculation and adjustment methodology of each one of the wages elements

The amount practiced corresponds to 10% (ten percent) of the monthly average fees received by the Executive Board and approved by the AGO, as provided for in Art. 152 and 145 of Law 6,404/76 and Law 9,292, de 07.12.96.

iv. reasons that justify the arrangement of the wages

The amount/limit for the wages of members of the Board of Directors is defined by the AGO.

c. main performance indicators that are taken into consideration for determining each wages element

Not applicable: fixed wages without an associated indicator.

d. how is wages structured in order to reflect the performance indicators

Not applicable.

e. how does the policy or wages practice align to the long, medium and short term interests of the Company

The wages of Petrobras administrators is defined by taking into consideration the economic-financial results of the Company, as well as in seeking the promotion of recognition of the administrators and the alignment to the long, medium and short term strategies of the Company, followed by the achievement of the goals defined by the Board of Directors and by indicators such as National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

f. existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

Not applicable

g. existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company’s shareholders’ control.

Not applicable

III-FISCAL BOARD:

a. goals of the wages policy or practice

The fixed wages of the Fiscal Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company’s directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b. wages composition:

i. description of wages elements and its goals

Fees: fixed monthly wages applied to the directors as retribution to the services rendered. Other: Aims at the quality of life of the managers, including Social Security (INSS)

ii. proportion of each element in the total wages

2013 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	100%

iii. calculation and adjustment methodology of each one of the wages elements

The amount practiced corresponds to 10% (ten percent) of the monthly average fees received by the Fiscal Board and approved by the AGO, as provided for in Art. 152 and 145 of Law 6,404/76 and Law 9,292, de 07.12.96.

iv. reasons that justify the arrangement of the wages

The amount/limit for the wages of members of the Fiscal Board is defined by the AGO.

c. main performance indicators that are taken into consideration for determining each wages element

Not applicable: fixed wages without an associated indicator.

d. how the wages is organized in order to reflect the evolution of the performance indicators

Not applicable.

e. how does the policy or wages practice align to the long, medium and short term interests of the Company

The monthly wages pays the directors for the services provided to the Company and is compatible to the amount practiced in the market aligning to the long, medium and short term interests of the Company.

f. existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

Not applicable

g. existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company’s shareholders’ control.

Not applicable

IV-FISCALING, ENVIRONMENT, AND REMUNERATION AND SUCCESSION BOARDS:

In Petrobras there are 3 (three) Boards associated to the Board of Directors (CA): Fiscaling, Environment and Remuneration and Succession. Each one consists of three (03) members of the CA which do not receive any additional wages as a result of accumulating the task.

13.2. Total wages of the Board of Directors, Executive Office and Fiscal Board

Total wages estimated for the current Dec 31, 2014 fiscal year- annual amounts
	Executive Board	Board of Directors	Fiscal Board	Total
Number of members*	7.67	9	5	21.67
Annual Fixed Wages
Fee or pro-labore (with
Christmas Bonus and	BRL 10,291,726.27	BRL 1,087,611.03	BRL 610,056.30	BRL 11,989,393.60
vacation) **
Direct and Indirect	BRL 591,196.97	BRL 33,152.29	0,00	BRL 624,349.26
Benefits
Participation in boards	0.00	0.00	0.00	0.00
Others***	BRL 2,608,153.27	BRL 166,099,41	BRL 235,117.65	BRL 3,009,370.33
Variable Wages
Performance Bonus	BRL 615,857.42	0,00	0,00	BRL 615,857.42
Results interests	BRL 2,044,303.73	0,00	0,00	BRL 2,044,303.73
Meetings attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
After-job	BRL 1,072,007.41	0,00	0,00	BRL 1,072,007.41
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00

Total wages	BRL 17,223,245.08	BRL 1,286,862.73	BRL 845,173.95	BRL R$ 19,355,281.76

•               The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10. Therefore, in the amount referring to the CA it is considered 9 remunerated members. * * Members of the Board of Directors and Fiscal Board are not entitled to paid vacation. ***According to the instruction of the Department of Coordination and Governance of State-owned Companies (DEST) of the Ministry of Planning, Budget and Management, upon Official Letter No. 05/DEST-MP, of 01/21/2014, the following burdens were included in the managers’ global amount proposed to the Annual Meeting of Shareholders of Petrobras (AGO) of 2014: Guarantee Fund for Length of Service (FGTS) and Social Security (INSS). Such burdens have been already in use by the Company, but they were not indicated in the amounts approved in advance by the Annual Meeting of Shareholders of Petrobras.

•               The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it is considered 9 remunerated members. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10.
 **The Ordinary General Meeting held on 02/28/2012 amended Petrobras’ Bylaws raising the number of the members of the Executive Board.

***Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

Note: The amounts considered as of the month of march are just a projection.

Total wages for Dec 31, 2013 fiscal year - annual amounts

		Board of
	Executive Board		Fiscal Board	Total
		Directors
Number of members*	7**	9	5	21
Annual Fixed Wages
Fee or pro-labore (with
Christmas Bonus and	BRL 8,251,108.87	BRL 1,032,170.76	BRL 594,761.32	BRL 9,878,040.95
vacation) ***
Direct and Indirect Benefits	BRL 557,575.19	BRL 31,266.90	0,00	BRL 588,842.09
Participation in boards	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Wages
Performance Bonus	BRL 631,267.51	0,00	0,00	BRL 631,267.51
Results interests	BRL 606,016.82	0,00	0,00	BRL 606,016.82
Meetings attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
After-job	BRL 727,027.58	0,00	0,00	BRL 727,027.58
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total wages	BRL 10,772,995.97	BRL 1,063,437.66	BRL 594,761.32	BRL 12,431,194.95
• The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 9 remunerated members. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10.
Note: The number of members corresponded to the annual average of number of members of each body calculated monthly.

Total wages for Dec 31, 2012 fiscal year - annual amounts

		Board of
	Executive Board		Fiscal Board	Total
		Directors
Number of members*	7.42**	8.83	5
				21.25
Annual Fixed Wages
Fee or pro-labore (with
Christmas Bonus and	BRL 8,476,383.91	BRL 951,987.58	BRL 543,281.26	BRL 9,971,652.75
vacation) ***
Direct and Indirect Benefits	BRL 126,225.63	BRL 4,767.03	0,00	BRL 130,992.66
Participation in boards	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Wages
Performance Bonus	BRL 550,000.00	0,00	0,00	BRL 550,000.00
Results interests	BRL 840,528.78	0,00	0,00	BRL 840,528.78
Meetings attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
	BRL 566,222.37			BRL 566,222.37
After-job		0,00	0,00
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
				BRL 12,059,396.56
Total wages	BRL 10,559,360.69	BRL 956,754.61	BRL 543,281.26
* The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 9 remunerated members. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10.

**The Ordinary General Meeting held on 02/28/2012 amended Petrobras’ Bylaws raising the number of the members of the Executive Board.

*** Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

The number of members corresponded to the annual average of number of members of each body calculated monthly.

Total wages for Dec 31, 2011 fiscal year - annual amounts

		Board of
	Executive Board		Fiscal Board	Total
		Directors
Number of members*	7	7.92	5	19.92
Annual Fixed Wages
Fee or pro-labore (with	BRL
Christmas Bonus and		BRL 702,633.23	BRL 454,562.04	BRL 11,391,095,33
vacation) **	10,233,900.06
Direct and Indirect Benefits	BRL 101,239.40	BRL 7,367.17	0,00	BRL 108,606.57
Participation in boards	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Wages
	BRL 530,000.00			BRL 530,000.00
Performance Bonus		0,00	0,00
	BRL 915,133.64			BRL 915,133.64
Results interests		0,00	0,00
Meetings attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
After-job	BRL 442,085.38	0,00	0,00	BRL 442,085.38
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
				BRL
Total wages	BRL 12,222,358.48	BRL 710,000.40	BRL 454,562.04
				13,386,920.92

* * The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 9 remunerated members. . In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and is conducting the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10.

** Members of the Board of Directors and Fiscal Board are not entitled to paid vacation. The number of members corresponded to the annual average of number of members of each body calculated monthly.

13.3. Variable Wages of the last 3 fiscal years and the estimate for the current fiscal year for the Board of Directors, Executive Board, and the Fiscal Board

Varying Wages foreseen for current Social year Dec 31, 2014

Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7,67*			7,67*
		-	-
Bonus
Minimum amount estimated in the	BRL 615,857.42			R$ 615,857.42
remuneration plan		0.00	0.00
Maximum amount estimated in the	BRL 615,857.42			BRL 615,857.42
remuneration plan		0,00	0,00
Amount estimated in the
remuneration plan, if the goals are	0.00	0.00	0.00	0.00
achieved
Amount effectively recognized	BRL 615,857.42			BRL 615,857.42
		0,00	0,00
Interests in the Result
Minimum amount estimated in the	0.00	0.00	0.00	0.00
remuneration plan
Maximum amount estimated in the	BRL 2,044,303.73			BRL 2,044,303.73
remuneration plan		0,00	0,00
Amount estimated in the
remuneration plan, if the goals are	0.00	0.00	0.00	0.00
achieved
Amount effectively recognized	BRL 2,044,303.73			BRL 2,044,303.73
		0,00	0,00
*The amounts considered as of the month of march are just a projection.

Varying Wages foreseen for Social year Dec 31, 2013

		Board of
Body	Executive Board		Fiscal Board	Total
		Directors
Number of Members	7	-	-	7

Bonus

Minimum amount estimated in the	0.00	0.00	0.00	0.00
remuneration plan
Maximum amount estimated in the	BRL 1,406,426.16			BRL 1,406,426.16
remuneration plan		0,00	0,00
Amount estimated in the
remuneration plan, if the goals are	0,00	0.00	0.00	0.00
achieved
	BRL 631,267.51			BRL 631,267.51
Amount effectively recognized		0,00	0,00

Interests in the Result

Minimum amount estimated in the
remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated in the	BRL 1,406,426.16			BRL 1,406,426.16
remuneration plan		0,00	0,00
Amount estimated in the
remuneration plan, if the goals are	0.00	0.00	0.00	0.00
achieved
	BRL 606,016.82			BRL 606,016.82
Amount effectively recognized		0,00	0,00
Note: the number of members corresponded to the annual average of number of members of each body calculated monthly.

Varying Wages foreseen for current Social year Dec 31, 2012

		Board of
Body	Executive Board		Fiscal Board	Total
		Directors
Number of Members	7.42	-	-	7.42

Bonus

Minimum amount estimated in the	0.00	0.00	0.00	0.00
remuneration plan
Maximum amount estimated in	BRL 1,319,472.94			BRL 1,319,472.94
the remuneration plan		0,00	0,00
Amount estimated in the
remuneration plan, if the goals	0.00	0.00	0.00	0.00
are achieved
	BRL 550,000.00			BRL 550,000.00
Amount effectively recognized		0,00	0,00

Interests in the Result

Minimum amount estimated in the	0.00	0.00	0.00	0.00
remuneration plan
Maximum amount estimated in	BRL 1,319,472.94			BRL 1,319,472.94
the remuneration plan		0,00	0,00
Amount estimated in the
remuneration plan, if the goals	0.00	0.00	0.00	0.00
are achieved
	BRL 840,528.78			BRL 840,528.78
Amount effectively recognized		0.00	0.00
Note: the number of members corresponded to the annual average of number of members of each body calculated monthly.

Varying Wages foreseen for current Social year Dec 31, 2011

Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7	-	-	7
Bonus
Minimum amount estimated in the	0.00	0.00	0.00	0.00
remuneration plan
Maximum amount estimated in	BRL 1,637,393.66			BRL 1,637,393.66
the remuneration plan		0,00	0,00
Amount estimated in the
remuneration plan, if the goals	0.00	0.00	0.00	0.00
are achieved
	BRL 530,000.00			BRL 530,000.00
Amount effectively recognized		0,00	0,00
Interests in the Result
Minimum amount estimated in the	0.00	0.00	0.00	0.00
remuneration plan
Maximum amount estimated in	BRL 1,637,393.66			BRL 1,637,393.66
the remuneration plan		0,00	0,00
Amount estimated in the
remuneration plan, if the goals	0.00	0.00	0.00	0,00
are achieved
	BRL 915,133.64			BRL 915,133.64
Amount effectively recognized		0,00	0,00

13.4. In relation to the wages plan based on shares of the Board of Directors and the executive board, in effect in the previous fiscal year and estimated for the current fiscal year, describe:

Not applicable

a. general terms and conditions

b. plan’s main objectives

c. way in which the plan contributes for such goals

d. how does the plan is included in the Company’s remuneration policy

e. how does the plan align with the administrators and Company’s long, medium, and short term interests

f. maximum number of shares involved

g. maximum number of shares to be granted

h. conditions for acquisition of shares

i. criteria for fixing acquisition or exercise price

j. criteria for fixing exercise term

k. liquidation form

l. restriction to transfer of shares

m. criteria and events that, whenever verified, shall result in suspension, altering or extinction of plan

n. effects of the administrator dismissal of the Company on its provided rights in the wages plan based on shares

13.5. Inform the amount of shares or direct quotas held in Brazil or overseas, and other securities convertible to shares or quotas, issued by the Company, its direct or indirect controllers, controlled companies or under common control, by members of the Board of Directors, the executive board or the Fiscal Board, grouped as Bodies, on the date of closing of the last fiscal year

Executive Board
Titles characteristics	Amount
FGTS quotas	0
Common Shares	26.494
Preferred Shares	212.824

Board of Directors
Titles characteristics	Amount
FGTS quotas	0
Common Shares	1
Preferred Shares	622

Fiscal Board
Titles characteristics	Amount
FGTS quotas	0
Common Shares	5.000
Preferred Shares	8.471

13.6. In relation to the wages based on shares recognized in the result of the last 3 fiscal years and estimate for the current fiscal year, the Board of Directors and the executive board, develop a chart with the following content:

Not applicable

a. Body

b. Number of Members

c. in relation to each granting of options for purchase of shares:

i. date of granting

ii. Amount of granted options

iii. Deadline for the options to become exercised

iv. maximum deadline for exercising of options

V.restriction deadline for transfer of shares

vi. average weighted price of each one of the following groups of options: • outstanding at the begin of the fiscal year

•       lost during fiscal year

•       exercised during fiscal year

•       expired during fiscal year

•               d. fair value of the options on the date of granting

•               e. potential dilution in case of exercise of all granted options

13.7. In relation to the outstanding options of the Board of Directors and the executive board at the end of the last fiscal year, develop a chart with the following content:

Not applicable

a. Body

b. Number of Members

c. in relation to the options not exercised

i. Amount

ii. Date in which they will become exercisable

iii. maximum deadline for exercising of options

iv  restriction deadline for transfer of shares

v. average weighted price of exercise

vi.               fair value of the options on the last day of the fiscal year

d               in relation to the exercisable options

i. Amount

ii. maximum deadline for exercising of options

iii. restriction deadline for transfer of shares

iv. average weighted price of exercise

V.  fair value of the options on the last day of the fiscal year

vi. fair value of the total of options on the last day of the fiscal year

13.8. In relation to the exercised options and shares delivered relative to the wages based on shares of the Board of Directors and the executive board recognized in the result of the last 3 fiscal years, develop a chart with the following content:

Not applicable

a. Body

b. Number of Members

c. In relation to the exercised options inform:

i. Number of shares

ii. average weighted price of exercise

iii. total amount of the difference between the amount of the exercise and market value of the shares relative to the exercised options

d               n relation to the delivered shares, inform:

i.  number of shares

ii. average weighted price of purchase

iii. total amount of the difference between the acquisition price and market value of the shares

13.9. Summarized description of the necessary information for the comprehension of the disclosed data in items 13.6 through 13.8, as well as the explanation regarding the methodology of pricing of the shares and the options value, indicating at least:

Not applicable

a. Method of pricing

b. Data and assumptions used in the pricing method, including the average weighted price of shares, exercise price, expected volatility, option term, estimated dividends and risk free interest rate

c. Method used and assumptions considered to incorporate the expected effects of the anticipated exercise

d. Method of determining the expected volatility

e. If any other option characteristic was incorporated in the measuring of the fair amount

13.10. Pension plans in effect conferred to the members of the Board of Directors and to the executive officers

Term - 2013	Executive Board	Board of Directors	Fiscal Board
Members	7	Not applicable	Not applicable
Plan Name	Petros, Petros 2 or private pension plan reimburse	Not applicable	Not applicable

a. Amount of administrators that satisfy the conditions for retirement

Taking into consideration that the election of the administrators of Petrobras is defined by the Company’s By-Laws, and subsequently, they may be dismissed from their positions at any time by decision of the Shareholders, the amount and conditions for anticipated retirement shall not be considered.

b. conditions for anticipated retirement

Taking into consideration that the election of the administrators of Petrobras is defined by the Company’s By-Laws, and subsequently, they may be dismissed from their positions at any time by decision of the Shareholders, the amount and conditions for anticipated retirement shall not be considered.

c. Updated amount for accumulated contributions in the pension plan until the closing of the last fiscal year, discounted the portion relative to the contributions made directly by the administrators

Term	Executive Board	Board of Directors	Fiscal Board
2013	BRL 727,027.58	Not applicable	Not applicable

d. If there is a possibility for anticipated redemption and its conditions

The pension plans have specific conditions and rules for anticipated redemption, amongst them the possibility of redemption of just part of the contributions made by the participants.

13.11. Maximum, minimum and average individual wages, of Board of Directors, the executive board and the Fiscal Board

	Executive Board	Board of Directors	Fiscal Board
	31/12/2013	31/12/2013	31/12/2013
Number of	7	9	5
members*
Higher
remuneration	BRL 1,853,980.80	BRL 132,514.84	BRL 114,714.84
amount (Reais)**
Lower remuneration	BRL 1,289,667.03	BRL 114,714.84	BRL 114,714.84
amount (Reais)***
Average
remuneration	BRL 1,495,275.48	BRL 118,720.58	BRL 114,714.84
amount (Reais)
* The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated.
Therefore, in the amount referring to the CA it shall be considered 8 remunerated members.
** Exercised 12 months in the position along the year.
*** The amount was calculated with the exclusion of the members which exercised less than 12 months in the position along the year.
Notes: The number of members corresponded to the annual average of number of Members of each Body calculated monthly.

	Executive Board	Board of Directors	Fiscal Board
	31/12/2012	31/12/2012	31/12/2012
Number of	7	7,75	5
members*
Higher
remuneration	BRL 1,692,854.46	BRL 112,530.82	BRL 108,679.08
amount (Reais)**
Lower remuneration	BRL 1,389,196.91	BRL 107,972.19	BRL 108,679.08
amount (Reais)***
Average
remuneration	BRL 1,423,734.03	BRL 108,311.84	BRL 108,656.25
amount (Reais)

* The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated. Therefore, in the amount referring to the CA it shall be considered 8 remunerated members. ** Exercised 12 months in the position along the year.

**** The amount was calculated with the exclusion of the members which exercised less than 12 months in the position along the year.

Note: The number of members corresponded to the annual average of number of Members of each Body calculated monthly * The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated. Therefore, in the amount referring to the CA it shall be considered 8 remunerated members. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10. ** Exercised 12 monhts in the position along the year. *** The amount was calculated with the exclusion of five members, which exercised 1, 2,4,5 and 9 months in the position **** The amount was calculated with the exclusion of two members, which exercised 4 and 8 months in the position

	Executive Board	Board of Directors	Fiscal Board
	31/12/2011	31/12/2011	31/12/2011
Number of	7	7,92	5
members*
Higher
remuneration	BRL 2,106,242.35	BRL 91,785.94	BRL 90,912.41
amount (Reais) **
Lower remuneration	BRL 1,463,957.80	BRL 90,912.41 ***	BRL 90,912.41****
amount (Reais)
Average
remuneration	BRL 1,746,051.21	BRL 89,646.52	BRL 90,912.41
amount (Reais)

* The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated. Therefore, in the amount referring to the CA it shall be considered 8 remunerated members. In compliance to Law no. 12,353, of Dec 28, 2010,
Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10.
** Exercised 12 monhts in the position along the year.
*** The amount was calculated with the exclusion of five members, which exercised 1, 2,4,5 and 9 months in the position
**** The amount was calculated with the exclusion of two members, which exercised 4 and 8 months in the position

13.12. Describe contractual arrangements, insurance policies or other instruments that organize the remuneration mechanisms or indemnification to the administrators in case of destitution or retirement, indicating the financial consequences to the Company

Not applicable

13.13. In relation to the last 3 fiscal years, indicate the total remuneration percentage of each body recognized in the Company’s result referring to the members of the Board of Directors, the executive board or the Fiscal Board which are parties related to the controlling companies, direct or indirect, as defined by the accounting rules that regulate such matter

Not applicable

13.14. In relation to the last 3 fiscal years, indicate the amounts recognized in the Company’s result as remuneration for the members of the Board of Directors, the executive board or the Fiscal Board grouped as bodies, by any other reason than the function they occupy, such as, commissions and consulting services or advisory provided

Not applicable

13.15. In relation to the last 3 fiscal years, indicate the amounts recognized in the result of controlling companies, direct or indirect, of shared control companies and the companies controlled by the Company, as remuneration of the Members of the Board of Directors, the executive board or the Fiscal Board, grouped as bodies, specifying the reasons such amounts were determined to such individuals

Not applicable

13.16. Other relevant information

The information referring to years 2011 through 2013 correspond to the period of a calendar year, that is, from January to December, not being associated, consequently, to the amount which is approved at the Ordinary General Meeting (AGO), which corresponds to the period of April to March of the following year.

On the information related to the year 2014, the quantities and values considered in the calculation, as of the month of February are projected.

The Law no. 12,353, of December 28, 2010, provides for the participation of employees in the board of directors of public companies and mixed capital companies, its subsidiaries and controlling companies and other companies in which the Federal government, direct or indirectly, holds the majority of the share capital with a voting right. As a consequence, in the quantitative and values taken into consideration in the calculation for year 2011, as from the month of June, it was considered the addition of one (01) member to the Board of Directors.

Exceptionally in 2011, there was a payment in the amount of BRL 3,516,073.87 (three million, five hundred and sixteen thousand, seventy and three reais and eighty seven cents) referring to a portion of balance of accumulated vacation period of the Executive Board since the first day of term of the members of this Board until March 31, 2011.

According to the instruction of the Department of Coordination and Governance of State-owned Companies (DEST) of the Ministry of Planning, Budget and Management, upon Official Letter No. 05/DEST-MP, of 01/21/2014, the following burdens were included in the managers’ global amount proposed to the Annual Meeting of Shareholders of Petrobras (AGO) of 2014: Guarantee Fund for Length of Service (FGTS) and Social Security (INSS). Such burdens have been already in use by the Company, but they were not indicated in the amounts approved in advance by the Annual Meeting of Shareholders of Petrobras.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM II

CAPITAL STOCK INCREASE

Dear Shareholders,

The Law No. 6.404, of 15th December 1976, Brazilian Corporation Law, in its section 195-A states the net profit installment arising from government donations or subsidies addressed to investment may be used for tax incentives reserve. Ministerial Order No. 2.091-A issued by the Brazilian Ministry of State and National Integration on the 28th December 2007, approved the Tax Incentives Regulation -in force in Amazonia and Northeast regions (SUDAM and SUDENE) and determined that resources coming from reinvestment in projects approved by SUDENE and SUDAM are incorporated to the capital stock within 180 days following resources attribution (section 35, paragraph 1).

Petrobras accounts' statement regarding 2013 financial year show that the Company got back part of the incentive resources -by depreciation -coming from reinvestment in projects approved by SUDENE and SUDAM, which were used in its fixed assets, in the amount of R$ 21,055,260.02 (twenty one million, fifty five thousand, two hundred sixty and two cents, Brazilian Real), addressed to tax incentive profits reserve. Moreover, we need to increase capital stock incorporated in such tax incentive profits reserve installment, following the provisions set forth in the Ministerial Order No. 2.091-A issued by the Brazilian Ministry of State and National, section 35, paragraph 1.

Therefore, the Board submits to the appreciation and deliberation of the Extraordinary General Meeting of Shareholders the proposal to incorporate part of the tax incentive profit reserve -of R$ 21,055,260.02 (twenty one million, fifty five thousand, two hundred sixty and two cents, Brazilian Real) in the capital stock, increasing capital stock from R$ 205,410,905,230.50 (two hundred and five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty, and fifty cents of Brazilian Real). to R$ 205,431,960,490.52 (two hundred and five billion, four hundred and thirty one million, nine hundred and sixty thousand, four hundred and ninety, and fifty two cents of Brazilian Real). The number of issued shares remains the same, following the provisions set forth in Law No. 6.404/76, section 169, paragraph 1.

As a consequence, section 4 of the company's by-laws shall be changed, which is now as follows: “Section 4º-The capital stock is R$ 205,431,960,490.52 (two hundred and five billion, four hundred and thirty one million, nine hundred and sixty thousand, four hundred and ninety, and fifty two cents of Brazilian Real), divided in 13,044,496,930 (thirteen billion, forty four million, four hundred and ninety six thousand and nine hundred and thirty) common shares, of which 7.442.454.142 (seven billion, four hundred and forty two million, four hundred and fifty for thousand and one hundred and forty two) are ordinary shares and 5,602,042,788 (five billion, six hundred and two million, forty two thousand and seven hundred and eighty eight) are preferred shares”.

Rio de Janeiro, February 25th, 2014.

Maria das Graças Silva Foster
CEO

CAPITAL INCREASE
CVM INSTRUCTION No. 481, 17th DECEMBER 2009
(APPENDIX 14)

1_ Inform on the amount of the increase in share capital and on its new amount

Description	Amounts in Reais
Share Capital before increase	205,410,905,230.50
Proposed Share Capital increase	21,055,260.02
Share Capital after proposed increase	205,431,960,490.52

2_ Inform on how the increase shall be made, namely: (a) conversion of debentures into shares; (b) exercise of subscription right or of subscription bonus; (c) reserve or profit capitalization; (d) subscription of new shares

R: The capital increase shall come from the capitalization of part of the reserve of tax incentives revenues.

3_ Detailed explanation of the reasons for the increase and its legal and economic consequences

R: Capital increase coming from the incorporation IRS tax incentive revenues (SUDENE and SUDAM) following the destination of part of the deposits to reinvestment, as foreseen in Portaria nº 2.091-A, section 35, paragraph 1 of the Ministry of State and National Integration.

4_ Provide a copy of the Fiscal Board, if applied

R: Not applied.

5_ In case of capital increase by shares’ subscription

R: Not applied.

6_ In case of capital increase by capitalization of profits or reserves

a. Inform whether it will imply a change in shares' nominal value, if applied, or a distribution of new shares amongst the shareholders

R: Not applied.

b. Inform whether profit or reserves capitalization shall take place with or without a change in the number of shares, in non per value companies.

R: It will take place without a change in the number of shares c. In case of distribution of new shares R: Not applied. d. Inform on the deadline foreseen in section 169, paragraph 3 of the Law 6.404, from 1976 R: Not applied. e. Inform and provided data and documents on item 5, above, if reasonable R: Not applied.

7_ In case of a capital increase due to conversion of debentures in shares or due to the exercise of subscription bonus

R: Not applied.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM III

MERGER OF TERMOAÇU INTO PETROBRAS

Dear shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) hereby comes, in relation to the merger of TERMOAÇU S.A. (“TERMOAÇU”) into Petrobras, item III of the Agenda of the Extraordinary General Meeting to be held on 04/02/2014, to present the following information to the shareholders:

TERMOAÇU, located at Rua Angelo Varela nº 1030, Tirol, City of Natal, State of Rio Grande do Norte, is a corporation composing the current shareholding structure of Petrobras System.

The maintenance of several administrative structures would lead to an increase in its operating costs and reduction of relevant synergies in the conduct of the matters of its interest.

In this scenario, taking into account the intent to reduce costs and increase its businesses, integrating the assets, promoting synergy and economy of the system, the merger is deemed a strategy of the Gas & Energy (G & E) area to better conduct its activities and management policies.

Since the Company is the owner of one hundred (100%) percent of the membership interests of the capital stock of TERMOAÇU, the capital stock of Petrobras will not be changed, to the extent that its financial statements already consolidate the accounting records of the company to be absorbed.

At last, the purpose of the merger is to transfer all assets, rights and obligations of TERMOAÇU to the Company and is part of a process of reorganization whose goal is to simplify the corporate structure, reduce costs, manage the assets in a more efficient manner and have a better relationship with regulatory agencies, especially ANEEL.

Thus, the Board of Directors hereby submits the proposal of merger of TERMOAÇU into PETROBRAS to the Extraordinary General Meeting for its assessment and resolution, in the form of the Protocol of Merger and Justification entered into between the Company and TERMOAÇU, the corresponding Appraisal Report and other measures set forth in item III of the Agenda contained in the Notice of Meeting.

Find attached to this Manual for the Participation at Meetings of Shareholders the documents and information required for the exercise of the shareholders’ voting right, including information provided for in CVM Instruction No. 481, Annex 21.

Maria das Graças Silva Foster

President of Petrobras

PETRÓLEO BRASILEIRO S.A. -PETROBRAS OPINION OF THE FISCAL COUNCIL OF PETROBRAS

The Fiscal Council of Petróleo Brasileiro S.A. -PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held on this date, assessed the decisions of the Board of Directors of the Company (taken at the Directors’ Meeting dated 02.25.2014), in order to submit for resolution of the Extraordinary General Meeting -EGM: I-the merger of Termoceará Ltda. into PETROBRAS; II-the merger of Termoaçú S.A. into PETROBRAS; and III-the merger of Companhia Locadora de Equipamentos Petrolíferos -CLEP into PETROBRAS.

2. Based on the content of the documents, which were timely sent to this Board, and the fact that the three transactions were not prevented due to any legal, economic, financial and tax issue, in the Appraisal Report, highlighting the following: a) the report prepared by Apsis Consultoria e Avaliações Ltda., issued on January 22nd, 2014,concluding that the amount of the equity of TERMOCEARÁ LTDA., at book value, for purposes of merger into PETROBRAS, is R$ 336,498,484.30 (three hundred thirty six million, four hundred ninety-right thousand,, four hundred eighty-four reais and thirty cents), as per the balance sheet on the base date of 11.30.2013; b) the report prepared by Apsis Consultoria e Avaliações Ltda., issued on January 22nd , 2014, concluding that the amount of the equity of TERMOAÇU S.A., at book value, for purposes of merger into PETROBRAS, is R$ 669,410,334.21 (six hundred sixty-nine million, four hundred and ten thousand, three hundred and thirty-four reais and twenty one cents), as per the balance sheet on the base date of 11.30.2013; and c) the report prepared by PricewaterhouseCoopers Independent Auditors, issued on 02.10.2014, concluding that the amount of the equity of Companhia Locadora de Equipamentos Petrolíferos -CLEP, at book value, for purposes of merger into PETROBRAS, is R$ 1,530,246,091.54 (one billion, five hundred and thirty million two hundred forty-six thousand and ninety-one reais and fifty-four cents), as per the balance sheet of CLEP, on the base date of 12.31.2013; and on the Protocols that, pursuant to articles 224 and 225 of Law No. 6.404/76, present the conditions and justifications of the transactions of merger mentioned above, the Fiscal Council ratifies that the legal formalities were satisfied, and the documentation is ready to be submitted for discussion and voting at an Extraordinary General Meeting of PETROBRAS.

Rio de Janeiro, February 25th, 2014

(There appears signature)

Marisete Fátima Dadald Pereira

Chairman

(There appears signature)

César Acosta Rech

Director

(There appears signature)

Paulo José dos Reis Souza

Director

(There appears signature)

Reginaldo Ferreira Alexandre

Director

(There appears signature)

Walter Luis Bernardes Albertoni

Director

Protocol and Justification of Merger of TERMOAÇU LTDA. into Petroleo Brasileiro S.A. -Petrobras

Entered into between

I. PETROLEO BRASILEIRO S.A. — PETROBRAS, a government-controlled company, with registered office at Avenida República do Chile n° 65, Centro, in the City and State of Rio de Janeiro, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 33.000.167/0001-01, herein represented by its attorney with sufficient authority Fernando Homem da Costa Filho, hereinafter referred to as "PETROBRAS" or "Surviving Company"; and

II. TERMOAÇU S.A., a corporation with registered office at Rua Ângelo Varela, n° 1030, Tirol, in the City of Natal, State of Rio Grande do Norte, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 03.783.964/0001-41, herein represented according to its Articles of Incorporation, hereinafter referred to as “TERMOAÇU”, or “Absorbed Company”;

PETROBRAS and TERMOAÇU being collectively referred to as "PARTIES", or individually referred to as "PARTY";

Whereas:

(i) PETROBRAS is a government-controlled company, with a fully subscribed and paid capital stock in the amount of R$ 205,410,905,230.50 (two hundred and five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty reais and fifty cents), divided into 13,044,496,930 (thirteen billion forty four million, four hundred ninety-six thousand, nine hundred and thirty) no-par shares, as follows: 7,442,454,142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares;

(ii) TERMOAÇU is a corporation holding a fully paid and subscribed capital stock in the amount of R$ 699,737,035.08 (six hundred ninety-nine million, seven hundred thirty-seven thousand, thirty-five reais and eight cents), divided into 1,254,233,352 (one billion, two hundred fifty-four million, two hundred thirty-three thousand, three hundred fifty-two) no-par registered common shares, and its Articles of Incorporation provide for the application of Law No. 6.404, of December 15th, 1976 (Law No. 6.404/76”) ;

(iii) PETROBRAS is the holder of all issue membership interests of TERMOAÇU, representing 100% of the total capital stock of TERMOAÇU;

(iv) The PARTIES aim at a transaction of merger, by which PETROBRAS shall absorb TERMOAÇU, upon automatic dissolution of the latter, which shall be succeeded in all of its rights and obligations by PETROBRAS, pursuant to Article 227, paragraph 3 of Law No. 6.404/76;

(v) The Management of the companies has analyzed options for the best conduct of its activities and management policies, taking into account the intent to reduce costs and increase its businesses, upon merger of its activities, since the maintenance of several administrative structures would lead to an increase in its operating costs and reduction of relevant synergies in the conduct of the matters of its interest;

(vi) The transaction of merger of TERMOAÇU into PETROBRAS shall be subject to the approval of the shareholders of both companies.

The PARTIES hereby DECIDE to enter into this Protocol and Justification of Merger ("Protocol and Justification"), according to the articles 224, 225 and 227 of Law No. 6.404/76, whose terms and conditions below shall govern the proposal of merger to be submitted to their shareholders:

CLAUSE ONE — BACKGROUND OF THE PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists of the merger of TERMOAÇU into PETROBRAS, upon full transfer of the owners’ equity of TERMOAÇU, appraised at book value, to PETROBRAS ("Transaction" or "Merger").

1.1.1. In view of the Transaction, TERMOAÇU shall be automatically dissolved, for all purposes and legal effects, so that the Surviving Company shall succeed TERMOAÇU in all of its rights and obligations, pursuant to Article 227 of Law No. 6.404/76

1.2. The owners’ equity of TERMOAÇU, for purposes of the corresponding entries into PETROBRAS, was appraised at book value by the expert APSIS Consultoria e Avaliações Ltda. appointed in item 2.1, on the base date established in item 2.2 of this Protocol and Merger, according to the criteria provided in the Civil Code and Law No. 6.404/76, for the preparation of financial statements.

1.3. The management of PETROBRAS shall perform all necessary acts for the implementation of the merger, as well as pay all costs and expenses arising from such implementation.

1.4. Justification of the Transaction. PETROBRAS has analyzed options for the best conduct of its activities and management policies, taking into account the intent to reduce costs and increase its businesses, upon merger of its activities, since the maintenance of several administrative structures would lead to an increase in its operating costs and reduction of relevant synergies in the conduct of the matters of its interest.

1.4.1. The purpose of the merger is the transfer of all assets, rights and obligations of TERMOAÇU to PETROBRAS and is part of a process of reorganization whose goal is to simplify the corporate restructuring, reduce costs and manage the assets in a more efficient manner.

1.4.2. Since PETROBRAS is the owner of one hundred percent (100%) of the membership interests representing the capital stock of TERMOAÇU, the proposed merger shall not result in change in the capital stock of PETROBRAS, to the extent that such financial statements of PETROBRAS consolidate the entries of TERMOAÇU. CLAUSE TWO – APPRAISAL OF THE OWNERS’ EQUITY OF TERMOAÇU AND BASE DATE OF THE APPRAISAL

2.1. The appointment of the expert APSIS Consultoria e Avaliações Ltda., registered in the National Register of Corporate Taxpayers (CNPJ) under No. 08.681.36510001-30, with registered office at Rua da Assembleia, n° 35, 12° andar, in the City of Rio de Janeiro — RJ, as the company in charge of preparing the appraisal report on the equity of the Absorbed Company to be transferred to PETROBRAS ("Appraisal Report") shall be ratified upon resolution at the meeting of members of TERMOAÇU and at the Special

Meeting of Shareholders of PETROBRAS, pursuant to articles 1.117 and 1.118, both of the Civil Code and article 227, of Law No. 6.404/76.

2.2. APSIS Consultoria e Avaliações Ltda. is an expert in appraisals, and upon request by the PARTIES, it did the following: (i) appraisal of the equity of TERMOAÇU at book value, based on the elements of the Balance Sheet of TERMOAÇU, prepared on 11/30/2013 ("Base Date of the Merger"), thus composing the amount of the equity to be transferred to PETROBRAS, and (ii) preparation of the Appraisal Report, forming Annex I to this Protocol and Justification, the amounts being subject to the prior analysis and approval of the shareholders of PETROBRAS, as provided by the law. CLAUSE THREE — GLOBAL AMOUNT OF THE EQUITY TO BE ABSORBED

3.1. According to the Appraisal Report, the book value of the equity of TERMOAÇU to be transferred to PETROBRAS is R$ 669,410,334.21 (six hundred sixty-nine million, four hundred ten thousand, three hundred thirty-four reais and twenty-one cents), under Clause Four below.

3.2. The amount of the appraised equity corresponds exactly to the asset account of PETROBRAS, since TERMOAÇU is a full subsidiary of PETROBRAS. Thus, as a result of the merger, the assets of PETROBRAS represented by its investment account concerning the interest in the capital stock of TERMOAÇU shall be replaced, in the accounting records PETROBRAS, with the assets and liabilities composing the balance sheet of TERMOAÇU.

3.3. The replacement of investments of PETROBRAS in TERMOAÇU with the assets and liabilities composing the balance sheet of TERMOAÇU shall not result in change in the amount of the equity of PETROBRAS.

3.4. The balances of the credits and debts of TERMOAÇU shall be transferred to the accounting records of PETROBRAS, making the necessary adjustments.

3.5. The assets, rights and obligations of TERMOAÇU composing the equity to be transferred to PETROBRAS are those described in detail in the appraisal report, at book value. CLAUSE FOUR — TREATMENT OF THE CHANGES N EQUITY UNTIL THE DATE OF MERGER

4.1. Changes in equity appraised from the base date of the merger and the actual merger shall be absorbed by PETROBRAS and transferred to the records of PETROBRAS in their amounts on the date of merger, not affecting the amounts adopted in this Protocol and Justification for the merger. CLAUSE FIVE — DISSOLUTION OF THE MEMBERSHIP INTERESTS OF TERMOAÇU

5.1. For the purposes of the merger proposed in this Protocol and Justification, no shares of PETROBRAS shall be distributed to the members, since PETROBRAS is the owner of all issue membership interests of TERMOAÇU.

5.2. As a result, 1,254,233,352 (one billion, two hundred fifty-four million, two hundred thirty-three thousand, three hundred fifty-two) no-par registered common shares owned by TERMOAÇU shall be dissolved, pursuant to articles 226, §1 of Law No. 6.404/76, making the necessary adjustments and adaptations in the accounting records of PETROBRAS.

5.3. No shares of PETROBRAS shall be canceled or issued due to the Merger, nor shall the amount of its capital stock be changed, thus, at the end of the merger, the capital stock of PETROBRAS shall remain unchanged in the amount of R$ 205,410,905,230.50 (two hundred five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty reais and fifty cents), divided into 13,044,496,930 (thirteen billion forty four million, four hundred ninety-six thousand, nine hundred and thirty) no-par shares, as follows: 7,442,454,142 (seven billion, four hundred forty-two million four hundred fifty-four thousand, one hundred forty-two) common shares 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares. As a result, the Articles of Incorporation of PETROBRAS shall not be amended. CLAUSE SIX — NOTIFICATION TO THE BOARD OF DIRECTORS OF PETROBRAS AND APPROVAL AT THE MEETING OF MEMBERS OF TERMOAÇU AND AT THE MEETING OF SHAREHOLDERS OF PETROBRAS

6.1. Board of Directors. Pursuant to the Articles of Incorporation of PETROBRAS, the Board of Directors of PETROBRAS shall be notified of the Transaction and ratify the hiring of the audit company for the appraisal of the equity of TERMOAÇU and, pursuant to article 142, item IV of Law No. 6.404/76, call the Special Meeting of Shareholders of PETROBRAS which shall resolve on the Transaction.

6.2. Executive Board. The Executive Board of TERMOAÇU shall call the Board of Directors to attend the Meeting of Members of TERMOAÇU, upon prior statement by the Board of Directors of PETROBRAS, for the Transaction to be resolved.

6.3. Meeting of Shareholders. In order to implement the Transaction, the Meeting of Shareholders of PETROBRAS and the Meeting of Shareholders of TERMOAÇU shall be called, according to the periods and other procedures provided by law. CLAUSE SEVEN – MISCELLANEOUS

7.1. Whereas TERMOAÇU is a full subsidiary of PETROBRAS, the following provisions shall not apply (i) exchange ratio; and (ii) reimbursement to the members of TERMOAÇU.

IN WITNESS WHEREOF, the PARTIES sign this Protocol and Justification, in two (2) counterparts of equal content and form, for a single purpose, along with the two undersigned witnesses.

Rio de Janeiro, February 5th, 2014.

PETROLEO BRASILEIRO S.A. -PETROBRAS.

(There appears signature)

Fernando Homem da Costa Filho Executive Manager of Transactions and Interests in Energy TERMOAÇU S.A..

(There appears signature)	(There appears signature)
Taismar Zanini	Dário Freire Branco
Chief Executive Officer	Chief Technician Officer

Witnesses:	(There appears signature)
(There appears signature)	Name: Demetrio Sheeny Coutinho
Name: Ricardo Alves da Silva	I.D. No. 09611116-6
I.D. No. 08603250-5-SSP/RJ

Apsis
A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

RJ-0251/13-02

TERMOAÇU S.A.

Morison International

REPORT:	*RJ-0251/13-02*	*BASE DATE:*	*November 30th, 2013*

APPLICANT:

PETRÓLEO BRASILEIRO S.A. PETROBRAS, hereinafter referred to as **PETROBRAS.**

A company with its head office located at Av. República do Chile, nº 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under nº. 33.000.167/0001-01.

OBJECT:

TERMOAÇU S.A., hereinafter referred to as **TERMOAÇU.**

A company with its head office located at Rua Ângelo Varela, nº 1.030, Tirol, in the City of Natal, State of Rio Grande do Norte, registered with the National Registry of Legal Entities (CNPJ) under nº. 03.783.964/0001-41.

PURPOSE:

To assess the book Net Equity value of **TERMOAÇU** for the purpose of its merger with and into **PETROBRAS** pursuant to articles no. 226 and 227 of Law no. 6,404/76 (Corporate Law).

Report RJ-0251/13-02 1

Apsis

TABLE OF CONTENTS

1. INTRODUCTION ---------- 3
2. PRINCIPLES AND QUALIFICATIONS ---------- 4
3. LIABILITY LIMITS ---------- 5
4. APPRAISAL METHODOLOGY ---------- 6
5. TERMOAÇU' NET EQUITY APPRAISAL ---------- 7
6. CONCLUSION ---------- 8
7. LIST OF ATTACHMENTS ---------- 9

Report RJ-0251/13-02 2

Apsis

1. INTRODUCTION

A APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, nº 35, 12º andar, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 08.681.365/0001-30, was appointed by PETROBRAS was appointed to assess the book Net Equity value of TERMOAÇU for the purpose of its merger with and into PETROBRAS, pursuant to articles 226 and 227 of Law No. 6,404/76 (Corporate Law).

In preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information, which include, among others, the following:

- Balance Sheet of TERMOAÇU, as of November 30th, 2013.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA - EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A
- ESTÁCIO PARTICIPAÇÕES S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- MPX ENERGIA S/A
- PETRÓLEO BRASILEIRO S/A - PETROBRAS
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- ULTRAPAR PARTICIPAÇÕES S/A

The APSIS team in charge of preparing this report comprises the following professionals:

- ANA CRISTINA FRANÇA DE SOUZA
  Vice-president (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
- EDUARDO DE CASTRO ROSSI
  Director
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
- LUIZ PAULO CESAR SILVEIRA
  Vice-president (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Technical director (CRC/SP-143169/O-4)
- MÁRCIA MOREIRA FRAZÃO DA SILVA
  Director (CRC/RJ-106548/O-3)
- RENATA POZZATO CARNEIRO MONTEIRO
  Vice-president
- RICARDO DUARTE CARNEIRO MONTEIRO
  President (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Vice-president (CORECON/RJ 23521-0)

Report RJ-0251/13-02 3

Apsis

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- In this Report, one assumes that the information received from third parties is correct, and the sources thereof are comprised and mentioned in said Report.
- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, when existent, which might affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability with regards to the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the recommendations and criteria prescribed by the Associação Brasileira de Normas Técnicas (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different agencies, such as: Comitê de Pronunciamentos Contábeis (CPC), Ministry of Treasury, Banco Central, Banco do Brasil, Comissão de Valores Mobiliários (CVM), Superintendência de Seguros Privados (SUSEP), Regulamento do Imposto de Renda (RIR), Comitê Brasileiro de Avaliadores de Negócios (CBAN) etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

Report RJ-0251/13-02 4

3. LIABILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true and consistent, and does not have any liability with respect to their reliability.
- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant's financial statements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work was developed to be used by the Applicant, its partners and other companies involved in the project, aiming at the previously described purpose.

Report RJ-0251/13-02 5

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents, designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative and statutory provisions which govern the matter, within the scope of "Accounting Principles Used in Brazil".

We examined the balance sheet of TERMOAÇU, as well as all other documents required for the preparation of this report, which was prepared on the basis of Balance Sheet of TERMOAÇU, as of November 30th, 2013 (Attachment 1).

It was ascertained that the assets and liabilities of TERMOAÇU have been duly accounted for.

Report RJ-0251/13-02 6

Apsis

5. TERMOAÇU' NET EQUITY APPRAISAL

We examined the account books of TERMOAÇU, as well as all other documents required for the preparation of this report.

The experts have ascertained that the book Net Equity value of TERMOAÇU, for the purpose of its merger with and into PETROBRAS, is R$ 669,410,334.21 (six hundred and sixty nine million, four hundred and ten thousand, three hundred and thirty four *reais* and twenty one cents), as of November 30th, 2013 as shown in the following table:

TERMOAÇU S.A.	ACCOUNTING STATEMENT
BALANCE SHEET - IN REAIS	BALANCE AS OF 30/11/2013
CURRENT ASSETS	64,277,500.24
NON-CURRENT ASSETS	644,301,744.37
LONG-TERM ASSETS	3,902.71
INVESTMENTS	-
FIXED ASSETS	615,316,086.01
INTANGIBLES	1,321,100.96
DEFERRED ASSETS	27,660,654.69
TOTAL ASSETS	708,579,244.61
CURRENT LIABILITIES	38,618,034.51
NON-CURRENT LIABILITIES	550,875.89
LONG-TERM LIABILITIES	550,875.89
NET EQUITY	669,410,334.21
TOTAL LIABILITIES	708,579,244.61

Report RJ-0251/13-02 7

Apsis

6. CONCLUSION

In the light of examinations carried out in the previously mentioned documents and on the basis of APSIS' analyses, the experts have concluded that the book Net Equity value of **TERMOAÇU**, for the purpose of its merger with and into **PETROBRAS**, is **R$ 669,410,334.21** (six hundred and sixty nine million, four hundred and ten thousand, three hundred and thirty four *reais* and twenty one cents), as of November 30th, 2013. Considering that **TERMOAÇU** wholly-owned subsidiary of **PETROBRAS**, the merged assets will not change the capital structure of **PETROBRAS**.

Having concluded Report **RJ-0251/13-02**, which consists of 09 (nine) pages typed on one side and 02 (two) attachments, APSIS Consultoria e Avaliações Ltda., CRC/RJ-005112/O-9, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, January 22nd, 2014.

ANTONIO LUIZ FEIJO NICOLAU:28156676734

Assinado de forma digital por ANTONIO LUIZ FEIJO NICOLAU:28156676734 DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ANTONIO LUIZ FEIJO NICOLAU:28156676734 Dados: 2014.01.22 17:45:22 -02'00'

Director

ERIVALDO ALVES DOS SANTOS FILHO:07862185765

Assinado de forma digital por ERIVALDO ALVES DOS SANTOS FILHO:07862185765 DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ERIVALDO ALVES DOS SANTOS FILHO:07862185765 Dados: 2014.01.22 17:46:04 -02'00'

Accountant (CRC/RJ 100990/O-1)

Report RJ-0251/13-02 8

7. LIST OF ATTACHMENTS

1. SUPPORTING DOCUMENTS
2. GLOSSARY AND APSIS' PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

Report RJ-0251/13-02 9

TERMOAÇU S/A
Analytical Balance Sheet
BRL
2013.01 - 2013.11

TRIAL BALANCE

Account		Classification	Previous Balance	Debit	Credit	Balance
1	1	1 ASSETS	722,952,207.83	36,086,894.85	50,459,856.07	708,579,244.81
2	11	1.1 CURRENT ASSETS	76,371,772.12	36,086,894.85	48,181,166.73	64,277,500.24
3	111	1.1.1 CASH EQUIVALENTS	64,896,036.48	28,620,207.17	41,653,287.17	51,862,956.48
4	111.01	1.1.1.01 CASH AVAILABLE	5,806.31	23,317,327.84	23,316,335.90	6,828.25
5	111.01.2	1.1.1.01.2 BANK ACCOUNTS AT SIGHT	2,237.42	23,317,271.42	23,316,335.90	3,172.94
6	111.01.2.0	1.1.1.01.2.1 BANKS WITH OPERATIONS	2,237.42	23,317,271.42	23,316,335.90	3,172.94
5011	111.01.2.0.023	1.1.1.01.2.1.001 BANK OF BRAZIL C/ACC 205047-1 BRANCH 3180-1	2,237.42	23,317,271.42	23,316,335.90	3,172.94
11	111.01.4	1.1.1.01.4 CASH FUNDS	3,598.89	58.42	0.00	3,655.31
12	111.01.4.0	1.1.1.01.4.1 FIXED CASH FUNDS	3,598.89	58.42	0.00	3,655.31
13	111.01.4.0.001	1.1.1.01.4.1.001 IN NATIONAL CURRENCY	2,583.12	0.00	0.00	2,583.12
14	111.01.4.0.002	1.1.1.01.4.1.002 IN FOREIGN CURRENCY - DOLLARS	1,015.77	58.42	0.00	1,072.19
411	111.02	1.1.1.02 OPEN MARKET INVESTMENTS	64,890,230.17	5,302,879.33	18,336,951.27	51,856,128.23
412	111.02.1	1.1.1.02.1 IMMEDIATELY REDEEMABLE FINANCIAL INVESTMENTS	64,890,230.17	5,302,879.33	18,336,951.27	51,856,128.23
413	111.02.1.0	1.1.1.02.1.1 FINANCIAL INSTITUTIONS	64,890,230.17	5,302,879.33	18,336,951.27	51,856,128.23
5016	111.02.1.0.005	1.1.1.02.1.1.001 BANK OF BRAZIL S/A ACC. 205047-1 BRANCH 3180-1	1,012,944.54	7,298.89	2,716.49	1,017,526.94
5015	111.02.1.0.004	1.1.1.02.1.1.001 PETROBRAS' INVESTMENT FUNDS IN CREDIT RIGHTS - SENIOR QUOTA - UNIBANCO S.A.	63,877,255.63	5,295,580.44	18,334,234.78	50,838,601.29
15	112	1.1.2 CREDITS, SECURITIES AND ASSETS	11,448,947.74	7,466,687.68	6,501,316.29	12,412,020.13
975	112.11	1.1.2.11 CONCESSIONAIRES AND PERMISSIONAIRES	2,385.47	0.00	0.00	2,385.47
976	112.11.1	1.1.2.11.1 SHORT-TERM ELECTRIC POWER	2,385.47	0.00	0.00	2,385.47
977	112.11.1.1	1.1.2.11.1.1 SHORT-TERM ELECTRIC POWER	2,385.47	0.00	0.00	2,385.47
978	112.11.1.1.001	1.1.2.11.1.1.001 CCEE - ELECTRIC POWER TRADING CHAMBER	2,385.47	0.00	0.00	2,385.47
1354	112.21	1.1.2.21 INCOME RECEIVABLE	5,337,777.16	5,340,148.17	5,337,777.16	5,340,148.17
1355	112.21.9	1.1.2.21.9 OTHER INCOME	5,337,777.16	5,340,148.17	5,337,777.16	5,340,148.17
1356	112.21.9.1	1.1.2.21.9.1 LEASES AND RENTALS	5,337,777.16	5,340,148.17	5,337,777.16	5,340,148.17
1357	112.21.9.1.001	1.1.2.21.9.1.001 PETRÓLEO BRASILEIRO S.A.	5,337,777.16	5,340,148.17	5,337,777.16	5,340,148.17
16	112.41	1.1.2.41 SUNDRY DEBTORS	1,554,395.55	1,445,611.34	582,860.08	2,417,146.81
17	112.41.1	1.1.2.41.1 EMPLOYEES	181,494.65	526,030.13	378,760.91	328,763.87
18	112.41.1.0	1.1.2.41.1.1 ADVANCE PAYMENTS	181,494.65	526,030.13	378,760.91	328,763.87
22	112.41.1.0.008	1.1.2.41.1.1.008 ADVANCE VACATION PAYMENT	28,967.45	68,273.29	70,123.49	28,117.25
23	112.41.1.1.009	1.1.2.41.1.1.009 ADVANCE 13th SALARY PAYMENT	149,386.80	151,259.82	0.00	300,646.62
24	112.41.2	1.1.2.41.2 OFFSETTABLE TAXES AND SOCIAL CONTRIBUTION	1,372,900.90	910,371.21	194,889.17	2,088,382.94
25	112.41.2.2	1.1.2.41.2.2 RECOVERABLE TAXES ON FINANCIAL OPERATIONS	750,317.62	405,951.27	0.00	1,156,268.89
26	112.41.2.2.031	1.1.2.41.2.2.031 WITHHOLDING INCOME TAX (IRRF) ON FINANCIAL INVESTMENTS	750,317.62	405,951.27	0.00	1,156,268.89
27	112.41.2.9	1.1.2.41.2.9 RECOVERABLE TAXES AND CONTRIBUTIONS	622,583.28	504,419.94	194,889.17	932,114.05
1148	112.41.2.9.053	1.1.2.41.2.9.053 RECOVERABLE ICMS (Services Tax over Merchandise Circulation) - LEDGER	312,020.50	0.00	0.00	312,020.50
1312	112.41.2.9.103	1.1.2.41.2.9.103 OVERPAID CSLL (Social Contribution on Net Income)	651.55	0.00	0.00	651.55
32	112.41.2.9.109	1.1.2.41.2.9.109 OFFSETTABLE WITHHOLDING INCOME TAX (IRRF)	320.16	0.00	60.30	259.86
1400	112.41.2.9.121	1.1.2.41.2.9.121 CORPORATE INCOME TAX (IRPJ) WITHHELD BY PUBLIC BODIES	256,213.50	256,213.50	0.00	512,426.80
1401	112.41.2.9.122	1.1.2.41.2.9.122 SOCIAL CONTRIBUTION ON PROFIT (CSL) WITHHELD BY PUBLIC BODIES	53,377.77	53,377.77	0.00	106,755.54
41	112.51	1.1.2.51 OTHER CREDITS	3,615,888.09	680,928.17	580,678.05	3,715,938.21
1367	112.51.1	1.1.2.51.1 DEBT SECURITIES RECEIVABLE	3,576,751.96	645,666.90	578,039.61	3,644,379.25
1368	112.51.1.0	1.1.2.51.1.1 DEBT SECURITIES RECEIVABLE	3,576,751.96	645,666.90	578,039.61	3,644,379.25
1369	112.51.1.0.001	1.1.2.51.1.1.001 PETRÓLEO BRASILEIRO S/A	3,576,751.96	645,666.90	578,039.61	3,644,379.25
42	112.51.9	1.1.2.51.9 OTHERS	39,137.13	35,261.27	2,838.44	71,559.96
43	112.51.9.0	1.1.2.51.9.1 OTHER ADVANCE PAYMENTS	39,137.13	35,261.27	2,838.44	71,559.96
44	112.51.9.0.009	1.1.2.51.9.1.009 OTHERS	39,137.13	35,261.27	2,838.44	71,559.96
718	112.71	1.1.2.71 INVENTORIES	936,400.47	0.00	0.00	936,400.47
719	112.71.2	1.1.2.71.2 MATERIALS	936,400.47	0.00	0.00	936,400.47
1163	112.71.2.1	1.1.2.71.2.1 WAREHOUSES	936,400.47	0.00	0.00	936,400.47
1484	112.71.2.1.001	1.1.2.71.2.1.002 WAREHOUSES HELD BY THIRD PARTIES	936,400.47	0.00	0.00	936,400.47
45	113	1.1.3 PRE-PAID EXPENSES	28,887.90	0.00	26,364.27	2,523.63
46	113.01	1.1.3.01 ADVANCE PAYMENTS	28,887.90	0.00	26,364.27	2,523.63
47	113.01.3	1.1.3.01.3 INSURANCE PREMIUMS	27,357.63	0.00	25,940.42	1,417.21
48	113.01.3.0	1.1.3.01.3.1 UNEARNED INSURANCE PREMIUMS	27357.63	0	25940.42	1417.21
49	113.01.3.0.008	1.1.3.01.3.1.008 INSURANCE PREMIUMS	27,357.63	0.00	25,940.42	1,417.21
289	113.01.9	1.1.3.01.9 OTHERS	1,530.27	0.00	423.85	1,106.42
257	113.01.9.0	1.1.3.01.9.1 OTHERS	1,530.27	0.00	423.85	1,106.42
452	113.01.9.0.001	1.1.3.01.9.1.001 IPTU (Land and Urban Tax)	412.1	0	206.08	206.02
256	113.01.9.0.000	1.1.3.01.9.1.001 OTHERS	156.00	0.00	52.00	104.00
504	113.01.9.0.002	1.1.3.01.9.1.002 LOCATION PERMIT	962.17	0.00	165.77	796.40
369	12	1.2 LONG-TERM RECEIVABLES	3,902.71	0.00	0.00	3,902.71
50	121	1.2.1 LONG-TERM RECEIVABLES	3,902.71	0.00	0.00	3,902.71
51	121.87	1.2.1.87 GUARANTEES AND TIED DEPOSITS	3,902.71	0.00	0.00	3,902.71
52	121.87.0	1.2.1.87.1 GUARANTEES AND TIED DEPOSITS	3,902.71	0.00	0.00	3,902.71
54	121.87.0.0	1.2.1.87.1.1 GUARANTEES AND TIED DEPOSITS	3,902.71	0.00	0.00	3,902.71
1533	121.87.0.0.001	1.2.1.87.1.1.001 JUDICIAL DEPOSITS	3,902.71	0.00	0.00	3,902.71
56	13	1.3 PERMANENT ASSETS	646,576,533.00	0.00	2,278,691.34	644,297,841.66
57	132	1.3.2 FIXED ASSETS	617,109,502.71	0.00	1,793,416.70	615,316,086.01
58	132.01	1.3.2.01 POWER GENERATION	616,976,137.90	0.00	1,790,618.44	615,185,519.46
59	132.01.1	1.3.2.01.1 POWER PLANTS	616,976,137.90	0.00	1,790,618.44	615,185,519.46
60	132.01.1.1	1.3.2.01.1.1 FIXED ASSETS IN SERVICE	588,502,193.00	0.00	0.00	588,502,193.00
62	132.01.1.1.02	1.3.2.01.1.1.002 LAND	72,640.00	0.00	0.00	72,640.00
5017	132.01.1.1.002.01	1.3.2.01.1.1.002.01 LAND	72,640.00	0.00	0.00	72,640.00
63	132.01.1.1.03	1.3.2.01.1.1.003 RESERVOIRS, DAMS AND PIPELINES	2,802,566.36	0.00	0.00	2,802,566.36
1943	132.01.1.1.003.01	1.3.2.01.1.1.003.01 RESERVOIRS, DAMS AND PIPELINES	2,802,566.36	0.00	0.00	2,802,566.36
64	132.01.1.1.04	1.3.2.01.1.1.004 BUILDINGS, CIVIL WORKS AND IMPROVEMENTS	206,276,880.99	0.00	0.00	206,276,880.99
5018	132.01.1.1.004.01	1.3.2.01.1.1.004.01 BUILDINGS - OTHERS	206,276,880.99	0.00	0.00	206,276,880.99
65	132.01.1.1.05	1.3.2.01.1.1.005 MACHINERY AND EQUIPMENT	379,350,105.63	0.00	0.00	379,350,105.63
354	132.01.1.1.005.01	1.3.2.01.1.1.005.01 GAS TURBINES	263,352,768.92	0.00	0.00	263,352,768.92
1169	132.01.1.1.005.02	1.3.2.01.1.1.005.02 GENERAL EQUIPMENT	4,233,817.54	0.00	0.00	4,233,817.54
1174	132.01.1.1.005.07	1.3.2.01.1.1.005.07 PANEL, OPERATOR'S DESK AND CONTROL CABINET	20,907,335.23	0.00	0.00	20,907,335.23
1175	132.01.1.1.005.08	1.3.2.01.1.1.005.08 OVERHEAD CRANE, CRANE OR GANTRY CRANE	1,743,912.43	0.00	0.00	1,743,912.43
1176	132.01.1.1.005.10	1.3.2.01.1.1.005.10 LUBRICATING, REGULATING AND ISOLATING OIL SYSTEMS	281,307.41	0.00	0.00	281,307.41
1944	132.01.1.1.005.11	1.3.2.01.1.1.005.11 COMPRESSED AIR SYSTEM	544,312.24	0.00	0.00	544,312.24
1179	132.01.1.1.005.13	1.3.2.01.1.1.005.13 GROUNDING SYSTEM	7,450,969.25	0.00	0.00	7,450,969.25
1181	132.01.1.1.005.15	1.3.2.01.1.1.005.15 EXHAUST, VENTILATION AND AIR CONDITIONING SYSTEMS	2,219,088.11	0.00	0.00	2,219,088.11
1184	132.01.1.1.005.18	1.3.2.01.1.1.005.18 EQUIPMENT COOLING SYSTEM	3,455,837.99	0.00	0.00	3,455,837.99
1185	132.01.1.1.005.19	1.3.2.01.1.1.005.19 SF6 SUB-STATION	20,940,408.22	0.00	0.00	20,940,408.22
1187	132.01.1.1.005.21	1.3.2.01.1.1.005.21 WATER TREATMENT AND SUPPLY	32,241,241.58	0.00	0.00	32,241,241.58
1189	132.01.1.1.005.23	1.3.2.01.1.1.005.23 CIRCUIT BREAKER	3,673,602.92	0.00	0.00	3,673,602.92
1288	132.01.1.1.005.25	1.3.2.01.1.1.005.25 TRANSMISSION SYSTEM CONDUCTOR	14,491,604.20	0.00	0.00	14,491,604.20
1295	132.01.1.1.005.26	1.3.2.01.1.1.005.26 STRUCTURE (POST, TOWER) (TRANSMISSION SYSTEM)	1,612,167.50	0.00	0.00	1,612,167.50
1297	132.01.1.1.005.27	1.3.2.01.1.1.005.27 LOCAL COMMUNICATION SYSTEM	1,337,570.42	0.00	0.00	1,337,570.42
1298	132.01.1.1.005.28	1.3.2.01.1.1.005.28 POWER TRANSFORMER	843,954.39	0.00	0.00	843,954.39
1307	132.01.1.1.005.29	1.3.2.01.1.1.005.29 METEOROLOGICAL AND HYDROLOGICAL DATA SYSTEMS	40,307.28	0.00	0.00	40,307.28
68	132.01.1.5	1.3.2.01.1.5 (-) ACCUMULATED REINTEGRATION	-122,475,186.38	0.00	1,790,618.44	-124,265,817.82
70	132.01.1.5.03	1.3.2.01.1.5.003 RESERVOIRS, DAMS AND PIPELINES	-286,372.62	0.00	4,670.94	-291,043.56

1199	132.01.1.5.003.01	1.3.2.01.1.5.003.01 RESERVOIRS, DAMS AND PIPELINES	-286,372.62	0.00	4,870.94	-291,243.56
71	132.01.1.5.04	1.3.2.01.1.5.004 BUILDINGS, CIVIL WORKS AND IMPROVEMENTS	-39,653,977.27	0.00	572,418.34	-40,226,395.61
1191	132.01.1.5.004.01	1.3.2.01.1.5.004.01 BUILDINGS - OTHERS	-39,653,977.27	0.00	572,418.34	-40,226,395.61
72	132.01.1.5.05	1.3.2.01.1.5.005 MACHINERY AND EQUIPMENT	-82,534,849.49	0.00	1,213,529.16	-83,748,378.65
1192	132.01.1.5.005.01	1.3.2.01.1.5.005.01 GAS TURBINE	-82,344,318.89	0.00	877,842.56	-83,222,161.45
1193	132.01.1.5.005.02	1.3.2.01.1.5.005.02 GENERAL EQUIPMENT	-1,845,252.14	0.00	22,051.14	-1,867,303.28
1197	132.01.1.5.005.07	1.3.2.01.1.5.005.07 PANEL, OPERATOR'S DESK AND CONTROL CABINET	-3,425,258.78	0.00	62,199.32	-3,487,458.10
1198	132.01.1.5.005.08	1.3.2.01.1.5.005.08 OVERHEAD CRANE, CRANE OR GANTRY CRANE	-295,150.36	0.00	4,839.35	-299,989.71
1200	132.01.1.5.005.10	1.3.2.01.1.5.005.10 LUBRICATING, REGULATING OIL AND ISOLATING OIL SYSTEMS	-53,405.40	0.00	871.02	-54,276.42
1201	132.01.1.5.005.11	1.3.2.01.1.5.005.11 COMPRESSED AIR SYSTEM	-143,801.70	0.00	1,746.33	-145,548.03
1947	132.01.1.5.005.13	1.3.2.01.1.5.005.13 GROUNDING SYSTEM	-1,023,174.61	0.00	18,813.44	-1,041,988.05
1205	132.01.1.5.005.15	1.3.2.01.1.5.005.15 EXHAUST, VENTILATION AND AIR CONDITIONING SYSTEMS	-512,636.90	0.00	7,396.96	-520,033.86
1208	132.01.1.5.005.18	1.3.2.01.1.5.005.18 EQUIPMENT COOLING SYSTEM	-707,808.92	0.00	11,319.46	-719,128.38
1209	132.01.1.5.005.19	1.3.2.01.1.5.005.19 SF6 SUB-STATION	-2,322,682.03	0.00	43,625.85	-2,366,307.88
1211	132.01.1.5.005.21	1.3.2.01.1.5.005.21 WATER TREATMENT AND SUPPLY	-6,590,637.82	0.00	107,470.81	-6,698,108.63
1213	132.01.1.5.005.23	1.3.2.01.1.5.005.23 CIRCUIT BREAKER	-565,864.19	0.00	9,275.84	-575,140.03
1289	132.01.1.5.005.25	1.3.2.01.1.5.005.25 TRANSMISSION SYSTEM CONDUCTOR	-1,907,359.83	0.00	32,606.11	-1,939,965.94
1286	132.01.1.5.005.26	1.3.2.01.1.5.005.26 STRUCTURE (POST, TOWER) (TRANSMISSION SYSTEM)	-212,190.54	0.00	3,627.37	-215,817.91
1288	132.01.1.5.005.27	1.3.2.01.1.5.005.27 LOCAL COMMUNICATION SYSTEM	-457,683.95	0.00	7,434.86	-465,118.81
1300	132.01.1.5.005.28	1.3.2.01.1.5.005.28 POWER TRANSFORMER	-113,371.80	0.00	2,011.43	-115,383.23
1308	132.01.1.5.005.29	1.3.2.01.1.5.005.29 METEOROLICAL AND HYDROLOGICAL DATA SYSTEMS	-14,453.63	0.00	197.51	-14,651.14
75	132.01.1.9	1.3.2.01.1.9 FIXED ASSETS IN PROGRESS	150,949,144.28	0.00	0.00	150,949,144.28
79	132.01.1.9.04	1.3.2.01.1.9.004 BUILDINGS, CIVIL WORKS AND IMPROVEMENTS	4,664.02	0.00	0.00	4,664.02
5019	132.01.1.9.046	1.3.2.01.1.9.004.01 ADVANCE PAYMENTS TO THIRD PARTIES	4,664.02	0.00	0.00	4,664.02
80	132.01.1.9.05	1.3.2.01.1.9.005 MACHINERY AND EQUIPMENT	149,119,498.18	0.00	0.00	149,119,498.18
5028	132.01.1.9.050	1.3.2.01.1.9.005.01 MACHINERY AND EQUIPMENT	158,093,661.46	0.00	0.00	158,093,661.46
5684	132.01.1.9.050.03	1.3.2.01.1.9.005.03 (-) PROVISION TO REDUCE THE RECOVERABLE VALUE	-8,974,162.28	0.00	0.00	-8,974,162.28
777	132.01.1.9.99	1.3.2.01.1.9.099 INVESTMENT MATERIALS	1,824,981.08	0.00	0.00	1,824,981.08
779	132.01.1.9.990	1.3.2.01.1.9.099.01 INVESTMENT MATERIALS	1,824,981.08	0.00	0.00	1,824,981.08
90	132.04	1.3.2.04 MANAGEMENT	133,384.81	0.00	2,796.26	130,588.55
91	132.04.1	1.3.2.04.1 CENTRAL MANAGEMENT	133,384.81	0.00	2,796.26	130,588.55
92	132.04.1.1	1.3.2.04.1.1 FIXED ASSETS IN SERVICE	776,892.91	0.00	0.00	776,892.91
93	132.04.1.1.01	1.3.2.04.1.1.001 INTANGIBLE ASSETS	19,052.84	0.00	0.00	19,052.84
204	132.04.1.1.010	1.3.2.04.1.1.001.01 INTANGIBLE ASSETS	19,052.84	0.00	0.00	19,052.84
97	132.04.1.1.04	1.3.2.04.1.1.004 BUILDINGS, CIVIL WORKS AND IMPROVEMENTS	99,117.03	0.00	0.00	99,117.03
98	132.04.1.1.040	1.3.2.04.1.1.004.40 BUILDINGS, CIVIL WORKS AND IMPROVEMENTS	99,117.03	0.00	0.00	99,117.03
99	132.04.1.1.05	1.3.2.04.1.1.005 MACHINERY AND EQUIPMENT	364,492.62	0.00	0.00	364,492.62
95	132.04.1.1.050	1.3.2.04.1.1.005.50 COMPUTERS AND PERIPHERALS	318,680.95	0.00	0.00	318,680.95
515	132.04.1.1.051	1.3.2.04.1.1.005.51 MACHINERY AND EQUIPMENT	9,828.68	0.00	0.00	9,828.68
542	132.04.1.1.052	1.3.2.04.1.1.005.52 PHONE SYSTEM	35,982.99	0.00	0.00	35,982.99
100	132.04.1.1.06	1.3.2.04.1.1.006 VEHICLES	52,819.09	0.00	0.00	52,819.09
206	132.04.1.1.060	1.3.2.04.1.1.006.60 VEHICLES	52,819.09	0.00	0.00	52,819.09
208	132.04.1.1.07	1.3.2.04.1.1.007 FURNITURE AND UTENSILS	241,411.33	0.00	0.00	241,411.33
209	132.04.1.1.070	1.3.2.04.1.1.007.70 FURNITURE AND UTENSILS	241,411.33	0.00	0.00	241,411.33
210	132.04.1.5	1.3.2.04.1.5 (-) ACCUMULATED REINTEGRATION	-643,528.10	0.00	2,796.26	-646,326.36
211	132.04.1.5.01	1.3.2.04.1.5.001 INTANGIBLE ASSETS	-19,052.84	0.00	0.00	-19,052.84
219	132.04.1.5.010	1.3.2.04.1.5.001.10 INTANGIBLE ASSETS	-19,052.84	0.00	0.00	-19,052.84
212	132.04.1.5.04	1.3.2.04.1.5.004 BUILDINGS, CIVIL WORKS AND IMPROVEMENTS	-99,117.03	0.00	0.00	-99,117.03
213	132.04.1.5.040	1.3.2.04.1.5.004.40 BUILDINGS, CIVIL WORKS AND IMPROVEMENTS	-99,117.03	0.00	0.00	-99,117.03
214	132.04.1.5.05	1.3.2.04.1.5.005 MACHINERY AND EQUIPMENT	-341,958.57	0.00	1,207.86	-343,166.43
215	132.04.1.5.050	1.3.2.04.1.5.005.50 COMPUTERS AND PERIPHERALS	-309,073.30	0.00	698.64	-309,771.94
599	132.04.1.5.051	1.3.2.04.1.5.005.51 MACHINERY AND EQUIPMENT	-5,779.20	0.00	81.82	-5,861.02
580	132.04.1.5.052	1.3.2.04.1.5.005.52 PHONE SYSTEM	-27,106.07	0.00	427.40	-27,533.47
216	132.04.1.5.06	1.3.2.04.1.5.006 VEHICLES	-52,819.09	0.00	0.00	-52,819.09
207	132.04.1.5.060	1.3.2.04.1.5.006.60 VEHICLES	-52,819.09	0.00	0.00	-52,819.09
217	132.04.1.5.07	1.3.2.04.1.5.007 FURNITURE AND UTENSILS	-130,580.57	0.00	1,590.40	-132,170.97
218	132.04.1.5.070	1.3.2.04.1.5.007.70 FURNITURE AND UTENSILS	-130,580.57	0.00	1,590.40	-132,170.97
101	133	1.3.3 DEFERRED ASSETS	28,145,929.33	0.00	485,274.64	27,660,654.69
102	133.01	1.3.3.01 POWER GENERATION	5,089,795.46	0.00	87,755.09	5,002,040.37
103	133.01.1	1.3.3.01.1 POWER PLANTS	5,089,795.46	0.00	87,755.09	5,002,040.37
104	133.01.1.1	1.3.3.01.1.1 DEFERRED ASSETS IN SERVICE	10,530,611.05	0.00	0.00	10,530,611.05
105	133.01.1.1.01	1.3.3.01.1.1.001 PRE-OPERATING EXPENSES	10,530,611.05	0.00	0.00	10,530,611.05
1250	133.01.1.1.001.06	1.3.3.01.1.1.001.06 SUNDRY TAXES AND FEES	18,385.25	0.00	0.00	18,385.25
1153	133.01.1.1.001.07	1.3.3.01.1.1.001.07 LOSS ON THE DISPOSAL OF ASSETS AND RIGHTS	11,642,768.74	0.00	0.00	11,642,768.74
1151	133.01.1.1.001.08	1.3.3.01.1.1.001.08 COFINS (Social Contribution on Revenues)	37,336.23	0.00	0.00	37,336.23
1150	133.01.1.1.001.09	1.3.3.01.1.1.001.09 PIS (Social Integration Program)	8,105.89	0.00	0.00	8,105.89
1941	133.01.1.1.001.11	1.3.3.01.1.1.001.11 (-) PRE-OPERATING INCOME - CCEE	-491,266.23	0.00	0.00	-491,266.23
1152	133.01.1.1.001.12	1.3.3.01.1.1.001.12 (-) GAIN ON THE DISPOSAL OF ASSETS AND RIGHTS	-682,718.83	0.00	0.00	-682,718.83
1154	133.01.1.5	1.3.3.01.1.5 ACCUMULATED AMORTIZATION	-5,440,815.59	0.00	87,755.09	-5,528,570.68
1155	133.01.1.5.010	1.3.3.01.1.5.010 PRE-OPERATING EXPENSES	-5,440,815.59	0.00	87,755.09	-5,528,570.68
106	133.04	1.3.3.04 MANAGEMENT	23,056,133.87	0.00	397,519.55	22,658,614.32
107	133.04.1	1.3.3.04.1 CENTRAL MANAGEMENT	23,056,133.87	0.00	397,519.55	22,658,614.32
108	133.04.1.1	1.3.3.04.1.1 DEFERRED ASSETS IN SERVICE	47,702,345.97	0.00	0.00	47,702,345.97
109	133.04.1.1.01	1.3.3.04.1.1.001 PRE-OPERATING EXPENSES	47,702,345.97	0.00	0.00	47,702,345.97
111	133.04.1.1.01.02	1.3.3.04.1.1.001.02 ACCOUNTING ADVISORY SERVICES	639,105.96	0.00	0.00	639,105.96
112	133.04.1.1.01.03	1.3.3.04.1.1.001.03 LEGAL ADVISORY SERVICES	431,199.29	0.00	0.00	431,199.29
113	133.04.1.1.01.04	1.3.3.04.1.1.001.04 SUNDRY ADVISORY SERVICES	789,168.16	0.00	0.00	789,168.16
114	133.04.1.1.01.05	1.3.3.04.1.1.001.05 PUBLICATIONS/ADVERTISEMENTS	275,349.88	0.00	0.00	275,349.88
115	133.04.1.1.01.06	1.3.3.04.1.1.001.06 SUNDRY RENTALS	612,472.01	0.00	0.00	612,472.01
116	133.04.1.1.01.07	1.3.3.04.1.1.001.07 MISCELLANEOUS	445,265.45	0.00	0.00	445,265.45
117	133.04.1.1.01.08	1.3.3.04.1.1.001.08 TRIPS/LAY-DAYS	2,155,454.71	0.00	0.00	2,155,454.71
118	133.04.1.1.01.09	1.3.3.04.1.1.001.09 MEALS	90,075.79	0.00	0.00	90,075.79
119	133.04.1.1.01.10	1.3.3.04.1.1.001.10 TRANSPORTATION	46,739.73	0.00	0.00	46,739.73
120	133.04.1.1.01.11	1.3.3.04.1.1.001.11 COURSES/LECTURES/SEMINARS	60,712.52	0.00	0.00	60,712.52
121	133.04.1.1.01.12	1.3.3.04.1.1.001.12 OFFICE MATERIALS	57,080.40	0.00	0.00	57,080.40
122	133.04.1.1.01.13	1.3.3.04.1.1.001.13 SERVICES PROVIDED BY INDIVIDUALS	47,077.84	0.00	0.00	47,077.84
123	133.04.1.1.01.14	1.3.3.04.1.1.001.14 SERVICES PROVIDED BY LEGAL ENTITIES	3,831,751.91	0.00	0.00	3,831,751.91
124	133.04.1.1.01.15	1.3.3.04.1.1.001.15 NOTARY PUBLIC OFFICE FEES	24,260.56	0.00	0.00	24,260.56
125	133.04.1.1.01.16	1.3.3.04.1.1.001.16 BANKING EXPENSES	30,253.05	0.00	0.00	30,253.05
126	133.04.1.1.01.17	1.3.3.04.1.1.001.17 CPMF (Provisional Contribution on Financial Transactions)	3,197,236.01	0.00	0.00	3,197,236.01
127	133.04.1.1.01.18	1.3.3.04.1.1.001.18 PIS (Social Integration Program) ON FINANCIAL INCOME	13,224.82	0.00	0.00	13,224.82
128	133.04.1.1.01.19	1.3.3.04.1.1.001.19 COFINS (Social Contribution Tax on Revenues) ON FINANCIAL INCOME	59,855.84	0.00	0.00	59,855.84
129	133.04.1.1.01.20	1.3.3.04.1.1.001.20 FINE /INTEREST ON LATE PAYMENTS	2,318,759.73	0.00	0.00	2,318,759.73
130	133.04.1.1.01.21	1.3.3.04.1.1.001.21 VEHICLE MAINTENANCE	41,677.35	0.00	0.00	41,677.35
131	133.04.1.1.01.22	1.3.3.04.1.1.001.22 SUNDRY TAXES AND FEES	4,612,986.65	0.00	0.00	4,612,986.65
132	133.04.1.1.01.23	1.3.3.04.1.1.001.23 POSTAGE / DHL GLOBAL MAIL	16,134.15	0.00	0.00	16,134.15
133	133.04.1.1.01.24	1.3.3.04.1.1.001.24 FGTS (Fund for Guaranteed Time of Service)	529,339.70	0.00	0.00	529,339.70
134	133.04.1.1.01.25	1.3.3.04.1.1.001.25 INSS (Social Security)	1,445,052.85	0.00	0.00	1,445,052.85
135	133.04.1.1.01.26	1.3.3.04.1.1.001.26 BOARD OF DIRECTORS' FEES	3,464,279.52	0.00	0.00	3,464,279.52
136	133.04.1.1.01.27	1.3.3.04.1.1.001.27 MANAGEMENT BOARD'S FEES	336,035.56	0.00	0.00	336,035.56
137	133.04.1.1.01.28	1.3.3.04.1.1.001.28 DEPRECIATION/AMORTIZATION	405,092.26	0.00	0.00	405,092.26
138	133.04.1.1.01.29	1.3.3.04.1.1.001.29 MEDICAL INSURANCE	175,661.22	0.00	0.00	175,661.22

139	133.04.1.1.01.30	1.3.3.04.1.1.001.30 TELEPHONE EXPENSES	270,767.07	0.00	0.00	270,767.07
140	133.04.1.1.01.31	1.3.3.04.1.1.001.31 VACATION AND 13TH SALARY	383,479.52	0.00	0.00	383,479.52
141	133.04.1.1.01.32	1.3.3.04.1.1.001.32 COMMITMENT FEE	100,000.00	0.00	0.00	100,000.00
142	133.04.1.1.01.33	1.3.3.04.1.1.001.33 PASSIVE EXCHANGE VARIATION	13,388.04	0.00	0.00	13,388.04
143	133.04.1.1.01.34	1.3.3.04.1.1.001.34 HOUSING AID	305,929.58	0.00	0.00	305,929.58
144	133.04.1.1.01.35	1.3.3.04.1.1.001.35 REPRESENTATION BUDGETS	1,262,801.91	0.00	0.00	1,262,801.91
227	133.04.1.1.01.36	1.3.3.04.1.1.001.36 PERSONAL COSTS	1,225,094.53	0.00	0.00	1,225,094.53
235	133.04.1.1.01.37	1.3.3.04.1.1.001.37 MAINTENANCE, CONSERVATION AND REPAIRS	245,813.33	0.00	0.00	245,813.33
228	133.04.1.1.01.38	1.3.3.04.1.1.001.38 LEASING	272,377.87	0.00	0.00	272,377.87
236	133.04.1.1.01.39	1.3.3.04.1.1.001.39 INTEREST ON FINANCING	19,368.35	0.00	0.00	19,368.35
238	133.04.1.1.01.40	1.3.3.04.1.1.001.40 PUBLIC TRANSPORTATION VOUCHERS	3,857.36	0.00	0.00	3,857.36
239	133.04.1.1.01.41	1.3.3.04.1.1.001.41 LOW VALUE ASSETS	8,407.92	0.00	0.00	8,407.92
286	133.04.1.1.01.42	1.3.3.04.1.1.001.42 ISS (Services Tax)	30,226.67	0.00	0.00	30,226.67
344	133.04.1.1.01.43	1.3.3.04.1.1.001.43 CONTRIBUTION TO PRIVATE PENSION ENTITIES - DIRECTORS	8,831.75	0.00	0.00	8,831.75
363	133.04.1.1.01.44	1.3.3.04.1.1.001.44 INSURANCE PREMIUMS	14,990,125.56	0.00	0.00	14,990,125.56
365	133.04.1.1.01.45	1.3.3.04.1.1.001.45 DONATIONS	78,440.49	0.00	0.00	78,440.49
383	133.04.1.1.01.46	1.3.3.04.1.1.001.46 IOF (Tax on Financial Operations)	1,412,284.26	0.00	0.00	1,412,284.26
388	133.04.1.1.01.48	1.3.3.04.1.1.001.48 ELECTRIC POWER	84,133.27	0.00	0.00	84,133.27
444	133.04.1.1.01.49	1.3.3.04.1.1.001.49 WATER	7,925.59	0.00	0.00	7,925.59
487	133.04.1.1.01.50	1.3.3.04.1.1.001.50 PASSIVE INTEREST	13,832,439.03	0.00	0.00	13,832,439.03
550	133.04.1.1.01.51	1.3.3.04.1.1.001.51 INVENTORY DIFFERENCE - FIXED ASSETS	734.57	0.00	0.00	734.57
569	133.04.1.1.01.52	1.3.3.04.1.1.001.52 VACATION BONUS	74,666.80	0.00	0.00	74,666.80
571	133.04.1.1.01.53	1.3.3.04.1.1.001.53 CHRISTMAS BONUS	153,198.89	0.00	0.00	153,198.89
599	133.04.1.1.01.54	1.3.3.04.1.1.001.54 CORPORATE LIFE INSURANCE	22,824.12	0.00	0.00	22,824.12
613	133.04.1.1.01.55	1.3.3.04.1.1.001.55 NON-DEDUCTIBLE DEFERRED EXPENSES	124,771.11	0.00	0.00	124,771.11
479	133.04.1.1.01.59	1.3.3.04.1.1.001.59 ICMS (Services Tax over Merchandise Circulation) ON FIXED ASSETS	20.88	0.00	0.00	20.88
221	133.04.1.1.01.61	1.3.3.04.1.1.001.61 (-) FINANCIAL INVESTMENTS	-11,959,083.83	0.00	0.00	-11,959,083.83
222	133.04.1.1.01.62	1.3.3.04.1.1.001.62 (-) EARNED DISCOUNTS	-150,554.06	0.00	0.00	-150,554.06
229	133.04.1.1.01.63	1.3.3.04.1.1.001.63 (-) DONATIONS	-320,974.06	0.00	0.00	-320,974.06
230	133.04.1.1.01.64	1.3.3.04.1.1.001.64 (-) ACTIVE EXCHANGE VARIATION	-4,457.65	0.00	0.00	-4,457.65
262	133.04.1.1.01.65	1.3.3.04.1.1.001.65 (-) INTEREST ON TAXES PAID IN EXCESS	-217,192.09	0.00	0.00	-217,192.09
448	133.04.1.1.01.66	1.3.3.04.1.1.001.66 (-) ACTIVE INTEREST	-590,410.63	0.00	0.00	-590,410.63
461	133.04.1.1.01.67	1.3.3.04.1.1.001.67 (-) MONETARY VARIATION	-181.85	0.00	0.00	-181.85
477	133.04.1.1.01.68	1.3.3.04.1.1.001.68 (-) DISPOSAL OF FIXED ASSETS	-54,216.23	0.00	0.00	-54,216.23
660	133.04.1.1.01.69	1.3.3.04.1.1.001.69 SPONSORSHIP	124,226.60	0.00	0.00	124,226.60
982	133.04.1.5	1.3.3.04.1.5 (-) AMORTIZATION	-24,646,212.10	0.00	397,319.55	-25,043,731.65
983	133.04.1.5.010	1.3.3.04.1.5.010 PRE-OPERATING EXPENSES	-24,646,212.10	0.00	397,319.55	-25,043,731.65
873	134	1.3.4 INTANGIBLE ASSETS	1,321,100.96	0.00	0.00	1,321,100.96
874	134.01	1.3.4.01 POWER GENERATION	1,321,100.96	0.00	0.00	1,321,100.96
876	134.01.1	1.3.4.01.1 POWER PLANTS	1,321,100.96	0.00	0.00	1,321,100.96
877	134.01.1.1	1.3.4.01.1.1 INTANGIBLE ASSETS IN SERVICE	1,321,100.96	0.00	0.00	1,321,100.96
878	134.01.1.1.001	1.3.4.01.1.1.001 INTANGIBLE ASSETS	1,321,100.96	0.00	0.00	1,321,100.96
145	2	2 LIABILITIES	794,060,773.46	18,011,279.85	1,137,429.03	777,186,922.64
146	21	2.1 CURRENT LIABILITIES	55,611,242.00	18,011,279.85	1,118,072.36	38,818,034.51
147	211	2.1.1 OBLIGATIONS	55,611,242.00	18,011,279.85	1,118,072.36	38,818,034.51
148	211.01	2.1.1.01 SUPPLIERS	34,689,198.87	67,745.45	173,689.59	34,795,143.01
149	211.01.3	2.1.1.01.3 MATERIALS AND SERVICES	269,906.74	62,953.27	99,523.00	306,476.47
150	211.01.3.0	2.1.1.01.3.1 ACCOUNTS PAYABLE	269,906.74	62,953.27	99,523.00	306,476.47
1889		2.1.1.01.3.1.002 MATERIALS AND SERVICES	269,906.74	62,953.27	99,523.00	306,476.47
3064485	211.01.3.0.002.972	2.1.1.01.3.1.002.001 ABERJE - BRAZILIAN ASSOCIATION FOR BUSINESS COMMUNICATIONS	0.00	0.00	990.00	990.00
5062	211.01.3.0.002.519	2.1.1.01.3.1.002.001 ANTONIO BRAULIO FIGUEIREDO CAMPOS	9,247.08	9,247.08	9,247.08	9,247.08
3064558	211.01.3.0.002.729	2.1.1.01.3.1.002.001 AUDAZ SEGURANCA LTDA	354.82	10.18	365.00	709.64
3058894	211.01.3.0.002.973	2.1.1.01.3.1.002.001 BRADESCO SAUDE AS	0.00	0.00	32,992.21	32,992.21
3001077	211.01.3.0.002.435	2.1.1.01.3.1.002.001 C I L COMERCIO DE INFORMATICA LTDA	0.00	0.00	840.00	840.00
3000599	211.01.3.0.002.528	2.1.1.01.3.1.002.001 CASA NORTE LTDA	0.00	0.00	247.64	247.64
3000255	211.01.3.0.002.165	2.1.1.01.3.1.002.001 COSERN - CIA ENERGETICA DO RN	2,207.60	0.00	2,401.12	4,608.72
3000308	211.01.3.0.002.780	2.1.1.01.3.1.002.001 EMPRESA BRASILEIRA DE TELECOMUNICACOES SA EMBRATEL (Brazilian Telecommunications Company)	8,606.12	8,780.34	7,951.43	7,777.21
5318	211.01.3.0.002.764	2.1.1.01.3.1.002.001 HARABELLO VIAGENS E TURISMO LTDA	8,076.83	8,198.83	7,159.55	7,036.55
3035865	211.01.3.0.002.913	2.1.1.01.3.1.002.001 HOTEL FLORIDA LTDA	0.00	0.00	970.20	970.20
3064889	211.01.3.0.002.840	2.1.1.01.3.1.002.001 JERESSATI COMERCIO DE SERVICOS LTDA	0.00	0.00	359.60	359.60
3013470	211.01.3.0.002.897	2.1.1.01.3.1.002.001 JMT COMERCIO DE SERVICOS E MAO DE OBRAS	5,771.06	6,670.31	6,670.31	5,771.06
5379	211.01.3.0.002.858	2.1.1.01.3.1.002.001 JOAO MARIA BERNARDO	10.00	0.00	0.00	10.00
5887	211.01.3.0.002.969	2.1.1.01.3.1.002.001 NEOENERGIA S/A	216,244.38	0.00	0.00	216,244.38
3000091	211.01.3.0.002.346	2.1.1.01.3.1.002.001 RUI CADETE CONSULTORES E AUDITORES ASSOCIADOS S/S	16,793.76	16,793.76	16,793.76	16,793.76
3035948	211.01.3.0.002.883	2.1.1.01.3.1.002.001 SERRADOR RIO EMPREENDIMENTOS E PARTICIPACOES LTDA	64.90	0.00	885.18	950.08
3068859	211.01.3.0.002.965	2.1.1.01.3.1.002.001 SKYNET SERVICOS LTDA - ME	415.26	415.26	378.01	378.01
3000175	211.01.3.0.002.825	2.1.1.01.3.1.002.001 TIM CELULAR S.A	364.93	364.93	547.33	547.33
223	211.01.8	2.1.1.01.8 GROUP COMPANIES	34,419,292.13	4,792.18	74,166.59	34,488,666.54
151	211.01.8.1	2.1.1.01.8.1 NATIONAL COMPANIES	34,419,292.13	4,792.18	74,166.59	34,488,666.54
415	211.01.8.1.005	2.1.1.01.8.1.005 PETROLEO BRASILEIRO S/A	34,419,292.13	4,792.18	74,166.59	34,488,666.54
152	211.11	2.1.1.11 PAYROLL	74.10	0.00	0.00	74.10
153	211.11.1	2.1.1.11.1 NET PAYROLL	74.10	0.00	0.00	74.10
154	211.11.1.1	2.1.1.11.1.1 MANAGEMENT	74.10	0.00	0.00	74.10
155	211.11.1.1.001	2.1.1.11.1.1.001 NET PAYROLL	74.10	0.00	0.00	74.10
162	211.31	2.1.1.31 SOCIAL TAXES AND CONTRIBUTIONS	17,791,821.76	17,803,175.60	562,366.27	551,012.25
163	211.31.1	2.1.1.31.1 TAXES	4,683,919.85	4,693,810.92	90,618.00	80,626.93
164	211.31.1.2	2.1.1.31.1.2 TAX OBLIGATIONS	4,608,302.79	4,608,282.61	303.70	383.88
165	211.31.1.2.020	2.1.1.31.1.2.020 ISS (Services Tax) TO CLASSIFY - WITHHOLDINGS	4,608,302.79	4,608,282.61	303.70	383.88
166	211.31.1.3	2.1.1.31.1.3 TAX OBLIGATIONS WITHHELD AT SOURCE	75,486.44	82,944.06	67,690.05	60,212.43
167	211.31.1.3.010	2.1.1.31.1.3.010 IRRF - CORPORATE WITHHOLDING INCOME TAX	581.33	581.33	429.56	429.56
168	211.31.1.3.020	2.1.1.31.1.3.020 IRRF - INDIVIDUAL WITHHOLDING INCOME TAX	74,905.11	82,362.73	67,260.49	79,782.87
346	211.31.1.6	2.1.1.31.1.6 OTHERS	50.62	2,574.25	2,574.25	50.62
347	211.31.1.6.010	2.1.1.31.1.6.010 OTHERS	50.62	2,574.25	2,574.25	50.62
169	211.31.4	2.1.1.31.4 SOCIAL CONTRIBUTIONS	13,108,001.93	13,109,364.88	471,748.27	470,385.32
170	211.31.4.0	2.1.1.31.4.1 CONTRIBUTIONS	13,108,001.93	13,109,364.88	471,748.27	470,385.32
5649	211.31.4.0.102	2.1.1.31.4.1.001 PETROS - PRIVATE PENSION	79,710.84	80,658.60	82,057.92	81,110.16
406	211.31.4.0.012	2.1.1.31.4.1.012 COFINS/ PIS/ CSL WITHHELD AT SOURCE	565.92	843.01	596.56	319.47
172	211.31.4.0.030	2.1.1.31.4.1.030 INSS (Social Security) WITHHELD AT SOURCE - LEGAL ENTITIES	12,673,636.05	12,673,636.05	811.47	811.47
259	211.31.4.0.040	2.1.1.31.4.1.040 INSS (Social Security) PAYROLL	154,931.13	154,931.13	165,122.67	165,122.67
260	211.31.4.0.060	2.1.1.31.4.1.060 FGTS (Fund for Guaranteed Time of Service)	39,374.88	39,374.88	63,178.91	63,178.91
290	211.31.4.0.070	2.1.1.31.4.1.070 PIS (Social Integration Program)	28,559.23	28,583.87	28,595.17	28,570.53
291	211.31.4.0.080	2.1.1.31.4.1.080 COFINS (Social Contribution Tax on Revenues)	131,222.08	131,335.54	131,387.57	131,274.11
1589	211.41	2.1.1.41 PROFIT PARTICIPATION	0.00	0.00	210,466.67	210,466.67
1590	211.41.2	2.1.1.41.2 EMPLOYEES	0.00	0.00	210,466.67	210,466.67
1591	211.41.2.1	2.1.1.41.2.1 PROVISION FOR THE PAYMENT OF PARTICIPATION	0.00	0.00	210,466.67	210,466.67
1592	211.41.2.1.001	2.1.1.41.2.1.001 PROVISION FOR THE PAYMENT OF PARTICIPATION	0.00	0.00	210,466.67	210,466.67
173	211.71	2.1.1.71 SUNDRY CREDITORS	1,117,656.37	9,289.99	10,602.07	1,118,968.45
637	211.71.2	2.1.1.71.2 EMPLOYEES	9,289.99	9,289.99	10,602.07	10,602.07
638	211.71.2.0	2.1.1.71.2.1 EMPLOYEES	9,289.99	9,289.99	10,602.07	10,602.07
639	211.71.2.1.000	2.1.1.71.2.1.001 EMPLOYEES	9,289.99	9,289.99	10,602.07	10,602.07
174	211.71.9	2.1.1.71.9 OTHER CREDITORS	1,108,366.38	0.00	0.00	1,108,366.38
175	211.71.9.0	2.1.1.71.9.1 OTHERS	1,108,366.38	0.00	0.00	1,108,366.38

1588	211.71.9.0.100	2.1.1.71.9.1.100 INST. FOR SUSTAINABLE DEVELOPMENT AND THE ENVIRONMENT - RN	1,108,366.38	0.00	0.00	1,108,366.38
179	211.81	2.1.1.81 ESTIMATED OBLIGATIONS	1,912,490.88	131,068.61	160,947.76	1,942,370.03
181	211.81.2	2.1.1.81.2 PAYROLL	1,762,468.96	130,815.22	160,738.77	1,792,392.51
182	211.81.2.0	2.1.1.81.2.1 PROVISIONS	1,762,468.96	130,815.22	160,738.77	1,792,392.51
183	211.81.2.0.002	2.1.1.81.2.1.002 VACATION PROVISIONS	968,678.82	100,522.73	84,148.06	952,304.15
184	211.81.2.0.005	2.1.1.81.2.1.005 13TH SALARY PROVISIONS	333,758.99	0.00	38,491.12	372,250.11
185	211.81.2.0.007	2.1.1.81.2.1.007 INSS (Social Security)	355,620.12	23,427.32	29,465.11	361,657.91
186	211.81.2.0.008	2.1.1.81.2.1.008 FGTS (Fund for Guaranteed Time of Service)	104,211.03	6,865.17	8,634.48	105,980.34
621	211.81.9	2.1.1.81.9 OTHERS	149,977.52	0.00	0.00	149,977.52
622	211.81.9.0	2.1.1.81.9.1 OTHERS	149,977.52	0.00	0.00	149,977.52
623	211.81.9.0.001	2.1.1.81.9.1.001 TRANSMISSION LINE	149,977.52	0.00	0.00	149,977.52
187	22	2.2 LONG-TERM LIABILITIES	531,519.22	0.00	19,356.67	550,875.89
188	221	2.2.1 OBLIGATIONS	531,519.22	0.00	19,356.67	550,875.89
5650	221.83	2.2.1.83 POST-EMPLOYMENT BENEFITS	531,519.22	0.00	19,356.67	550,875.89
5651	221.83.1	2.2.1.83.1 PRIVATE PENSION	531,519.22	0.00	19,356.67	550,875.89
5652	221.83.1.1	2.2.1.83.1.1 PRIVATE PENSION	531,519.22	0.00	19,356.67	550,875.89
5653	221.83.1.1.001	2.2.1.83.1.1.001 ACTUARIAL LIABILITIES - PETROS 2 PLAN	531,519.22	0.00	19,356.67	550,875.89
200	24	2.4 NET EQUITY	738,018,012.24	0.00	0.00	738,018,012.24
201	241	2.4.1 CAPITAL STOCK	699,737,035.08	0.00	0.00	699,737,035.08
202	241.01	2.4.1.01 SUBSCRIBED CAPITAL	699,737,035.08	0.00	0.00	699,737,035.08
203	241.01.9	2.4.1.01.1 SUBSCRIBED CAPITAL	699,737,035.08	0.00	0.00	699,737,035.08
1877	241.01.9.0	2.4.1.01.1.1 SUBSCRIBED CAPITAL	699,737,035.08	0.00	0.00	699,737,035.08
1878	241.01.9.0.000	2.4.1.01.1.1.001 SUBSCRIBED CAPITAL	699,737,035.08	0.00	0.00	699,737,035.08
5657	243	2.4.3 OTHER COMPREHENSIVE RESULTS	-189,912.00	0.00	0.00	-189,912.00
5658	243.02	2.4.3.02 OTHER COMPREHENSIVE RESULTS	-189,912.00	0.00	0.00	-189,912.00
5660	243.02.9	2.4.3.02.9 OTHERS	-189,912.00	0.00	0.00	-189,912.00
5659	243.02.9.9	2.4.3.02.9.9 OTHERS	-189,912.00	0.00	0.00	-189,912.00
5661	243.02.9.9.001	2.4.3.02.9.9.001 OTHERS	-189,912.00	0.00	0.00	-189,912.00
1883	244	2.4.4 PROFIT RESERVES	38,470,889.16	0.00	0.00	38,470,889.16
220	244.01	2.4.4.01 LEGAL RESERVE	1,923,544.45	0.00	0.00	1,923,544.45
1313	244.01.0	2.4.4.01.1 LEGAL RESERVE	1,923,544.45	0.00	0.00	1,923,544.45
1314	244.01.0.0	2.4.4.01.1.1 LEGAL RESERVE	1,923,544.45	0.00	0.00	1,923,544.45
1315	244.01.0.0.000	2.4.4.01.1.1.001 LEGAL RESERVE	1,923,544.45	0.00	0.00	1,923,544.45
1962	244.31	2.4.4.51 RESERVE REQUIREMENT FOR NON-DISTRIBUTED DIVIDENDS	36,547,344.71	0.00	0.00	36,547,344.71
1489	244.51.1	2.4.4.51.1 RESERVE REQUIREMENT FOR NON-DISTRIBUTED DIVIDENDS	36,547,344.71	0.00	0.00	36,547,344.71
1490	244.51.1.1	2.4.4.51.1.1 RESERVE REQUIREMENT FOR NON-DISTRIBUTED DIVIDENDS	36,547,344.71	0.00	0.00	36,547,344.71
984	6	6 INCOME FOR THE YEAR BEFORE SOCIAL CONTRIBUTION AND INCOME TAX	-61,189,659.38	3,399,334.22	5,900,430.81	-56,688,562.79
985	61	6.1 OPERATING RESULT	69,211,360.38	3,396,945.04	5,489,495.05	71,301,910.39
986	611	6.1.1 NET INCOME	95,117,129.83	493,963.71	5,340,148.17	99,963,314.09
987	611.21	6.1.1.01 POWER GENERATION	46,618,576.42	0.00	0.00	46,618,576.42
988	611.01.1	6.1.1.01.1 POWER PLANTS	46,618,576.42	0.00	0.00	46,618,576.42
1358	611.01.1.09	6.1.1.01.1.09 OTHER INCOME AND REVENUES	46,618,576.42	0.00	0.00	46,618,576.42
5870	611.01.1.09.013	6.1.1.01.1.09.013 OTHER INCOME	46,618,576.42	0.00	0.00	46,618,576.42
1353	611.06	6.1.1.06 UNRESTRICTED ASSET TO THE CONSERVATION OF ELECTRIC POWER UTILITY COMPANIES	48,498,551.21	493,963.71	5,340,148.17	53,344,735.67
1360	611.06.1	6.1.1.06.1 GROSS INCOME	53,377,771.60	0.00	5,340,148.17	58,717,919.77
1361	611.06.1.9	6.1.1.06.1.09 OTHER INCOME AND REVENUES	53,377,771.60	0.00	5,340,148.17	58,717,919.77
1362	611.06.1.9.12	6.1.1.06.1.09.012 LEASES AND RENTALS	53,377,771.60	0.00	5,340,148.17	58,717,919.77
1521	6.1.1.06.4	6.1.1.06.4 CENTRAL MANAGEMENT	58,223.41	0.00	0.00	58,223.41
1522	6.1.1.06.4.09	6.1.1.06.4.09 OTHER INCOME AND REVENUES	58,223.41	0.00	0.00	58,223.41
1524	6.1.1.06.4.09.009	6.1.1.06.4.09.009 OTHER INCOME	58,223.41	0.00	0.00	58,223.41
1364	611.06.6	6.1.1.06.6 (-) TAXES AND CONTRIBUTIONS ON INCOME	-4,937,443.80	493,963.71	0.00	-5,431,407.51
1957	611.06.6.1	6.1.1.06.6.01 OTHER INCOME AND REVENUES	-4,937,443.80	493,963.71	0.00	-5,431,407.51
1366	611.06.6.1.21	6.1.1.06.6.01.001 FEDERAL TAXES	-4,937,443.80	493,963.71	0.00	-5,431,407.51
1367	611.06.6.1.21.01	6.1.1.06.6.01.001.01 PIS/PASEP (Civil Servants' Investment Program)	-880,733.20	88,112.45	0.00	-968,845.65
1368	611.06.6.1.21.02	6.1.1.06.6.01.001.02 COFINS (Social Contribution Tax on Revenues)	-4,056,710.60	405,851.26	0.00	-4,462,561.86
1012	615	6.1.5 (-) OPERATING EXPENSES	-25,905,769.25	2,904,981.33	149,348.88	-28,661,403.70
1020	615.04	6.1.5.04 MANAGEMENT	-5,560,796.79	1,026,607.80	10,416.89	-6,576,987.70
1850	615.04.1	6.1.5.04.1 CENTRAL MANAGEMENT	-5,560,796.79	1,026,607.80	10,416.89	-6,576,987.70
1022	615.04.1.1	6.1.5.04.1.01 CENTRAL MANAGEMENT EXPENSES	-5,560,796.79	1,026,607.80	10,416.89	-6,576,987.70
1023	615.04.1.1.01A	6.1.5.04.1.01.001 PERSONAL COSTS	-1,188,138.30	93,090.29	2,145.81	-1,279,082.78
1024	615.04.1.1.01B	6.1.5.04.1.01.002 FGTS (Fund for Guaranteed Time of Service)	-76,517.70	7,222.49	0.00	-83,740.19
1025	615.04.1.1.01C	6.1.5.04.1.01.003 INSS (Social Security)	-352,727.22	32,031.18	0.00	-384,758.40
1026	615.04.1.1.01D	6.1.5.04.1.01.004 VACATION AND 13TH SALARY	-378,243.10	37,365.01	4,360.09	-411,248.02
1027	615.04.1.1.01E	6.1.5.04.1.01.005 PUBLIC TRANSPORTATION VOUCHERS	-214.92	0.00	0.00	-214.92
1028	615.04.1.1.01F	6.1.5.04.1.01.006 VACATION BONUS	-52,821.93	3,919.22	0.00	-56,741.15
1029	615.04.1.1.01G	6.1.5.04.1.01.007 CHRISTMAS BONUS	-52,821.93	3,919.22	0.00	-56,741.15
1030	615.04.1.1.01H	6.1.5.04.1.01.008 COURSES /LECTURES/ SEMINARS	-38,422.25	5,060.00	0.00	-43,482.25
1031	615.04.1.1.01I	6.1.5.04.1.01.009 MEDICAL INSURANCE	-106,232.26	48,022.62	1,238.62	-153,016.26
1465	615.04.1.1.010	6.1.5.04.1.01.010 DENTAL INSURANCE	-3,566.87	1,655.28	130.93	-5,086.22
1032	615.04.1.1.02A	6.1.5.04.1.01.021 BOARD OF DIRECTORS' FEES	-633,863.01	47,030.65	0.00	-680,893.66
1033	615.04.1.1.02B	6.1.5.04.1.01.022 MANAGEMENT BOARD'S FEES	-46,050.00	9,210.00	0.00	-55,260.00
1034	615.04.1.1.02C	6.1.5.04.1.01.023 CONTRIBUTION TO PRIVATE PENSION ENTITIES - DIRECTORS	-0.02	0.00	0.00	-0.02
5655	615.04.1.1.02C	6.1.5.04.1.01.024 CONTRIBUTION TO PRIVATE PENSION ENTITIES	-97,621.70	9,237.88	0.00	-106,859.58
5656	615.04.1.1.02D	6.1.5.04.1.01.025 ACTUARIAL EXPENSES - PETROS 2 PLAN	-193,566.70	19,356.67	0.00	-212,923.37
1035	615.04.1.1.11A	6.1.5.04.1.01.111 OFFICE MATERIALS	-5,358.00	840.00	0.00	-6,198.00
1036	615.04.1.1.11B	6.1.5.04.1.01.112 VEHICLE MAINTENANCE	-1,938.12	0.00	0.00	-1,938.12
1001	615.04.1.1.11C	6.1.5.04.1.01.113 MAINTENANCE, CONSERVATION AND REPAIR MATERIALS	-73,186.84	7,218.41	0.00	-80,405.25
1038	615.04.1.1.21A	6.1.5.04.1.01.211 ACCOUNTING ADVISORY SERVICES	-233,028.39	16,793.76	0.00	-249,822.15
1042	615.04.1.1.21E	6.1.5.04.1.01.215 SERVICES PROVIDED BY LEGAL ENTITIES	-83,380.73	8,217.92	0.00	-91,598.65
1043	615.04.1.1.21F	6.1.5.04.1.01.216 MAINTENANCE, CONSERVATION AND REPAIR SERVICES	-1,585.48	0.00	0.00	-1,585.48
1044	615.04.1.1.21G	6.1.5.04.1.01.217 POSTAGE / DHL Global Mail	-5,480.87	0.00	0.00	-5,480.87
1045	615.04.1.1.21H	6.1.5.04.1.01.218 TELEPHONE EXPENSES	-95,589.96	9,921.18	1,240.88	-104,270.26
1046	615.04.1.1.21I	6.1.5.04.1.01.219 ELECTRIC POWER	-20,675.31	2,401.12	222.11	-22,854.32
1047	615.04.1.1.21J	6.1.5.04.1.01.220 WATER	-8,734.80	962.00	0.00	-9,696.80
1048	615.04.1.1.53A	6.1.5.04.1.01.531 DEPRECIATION	-54,635.90	2,798.26	0.00	-57,434.16
1932	615.04.1.1.55A	6.1.5.04.1.01.551 AMORTIZATION	-3,975,218.25	397,519.55	0.00	-4,372,737.80
1050	615.04.1.1.91A	6.1.5.04.1.01.911 SUNDRY RENTALS	-89,177.64	9,247.08	0.00	-98,424.72
1051	615.04.1.1.92A	6.1.5.04.1.01.921 INSURANCE PREMIUMS	-259,072.37	25,926.62	0.00	-284,998.99
1933	615.04.1.1.93D	6.1.5.04.1.01.934 SUNDRY TAXES AND FEES	-148,433.14	385.65	0.00	-148,838.79
1058	615.04.1.1.93G	6.1.5.04.1.01.937 FINE/INTEREST ON LATE PAYMENTS	-23,307.01	0.00	0.00	-23,307.01
1059	615.04.1.1.99A	6.1.5.04.1.01.991 PUBLICATIONS/ADVERTISEMENTS	-72,540.35	52.00	0.00	-72,592.35
1060	615.04.1.1.99B	6.1.5.04.1.01.992 TRIPS/LAY-DAYS	-88,482.93	13,967.23	0.00	-102,450.16
1061	615.04.1.1.99C	6.1.5.04.1.01.993 MEALS	-84,780.47	0.00	922.69	-83,862.78
1062	615.04.1.1.99D	6.1.5.04.1.01.994 TRANSPORTATION	-1,773.70	0.00	0.00	-1,773.70
1065	615.04.1.1.99G	6.1.5.04.1.01.997 NOTARY PUBLIC OFFICE FEES	-1,748.44	2,238.00	0.00	-3,986.44
1066	615.04.1.1.99H	6.1.5.04.1.01.998 NON-DEDUCTIBLE EXPENSES	-134.20	0.00	0.00	-134.20
1935	615.04.1.1.99I	6.1.5.04.1.01.999 SUNDRY EXPENSES	-13,721.18	210,998.01	100.76	-224,068.93
1415	615.06	6.1.5.06 UNRESTRICTED ASSET TO THE CONSERVATION OF ELECTRIC POWER UTILITY COMPANIES	-17,344,972.48	1,878,373.53	138,929.99	-19,084,416.00
1416	615.06.1	6.1.5.06.1 UNRESTRICTED ASSET TO THE CONSERVATION OF ELECTRIC POWER UTILITY COMPANIES	-17,344,972.48	1,878,373.53	138,929.99	-19,084,416.00
1417	615.06.1.1	6.1.5.06.1.01 OPERATING COSTS	-17,344,972.48	1,878,373.53	138,929.99	-19,084,416.00
1418	615.06.1.1.53A	6.1.5.06.1.01.531 DEPRECIATION	-16,467,421.58	1,790,618.44	138,929.99	-18,118,110.01
1419	615.06.1.1.55A	6.1.5.06.1.01.551 AMORTIZATION	-877,550.90	87,755.09	0.00	-965,305.99

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

1

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

2

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

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Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

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funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

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Reproduction Cost Less Depreciation - a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

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Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International

Annex IV
(CVM Instruction No. 481-Annex 21)
Annex 21

1. List the appraisers recommended by the manager

APSIS CONSULTORIA E AVALIAÇÕES Ltda, hereinafter referred to as APSIS, was designated to check the value of the net assets of TERMOAÇU S.A. to be absorbed by PETROBRAS.

2. Describe the qualification of recommended appraisers

APSIS, since it is a consulting firm, registered before CRC under No. CRC/RJ005112/O-9, is qualified to issue an appraisal report at book value according the rules in force. This report satisfies the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different agencies, such as: Ministry of Finance, the Central Bank of Brazil, Banco do Brasil, CVM – Securities and Exchange Commission, SUSEP – Private Insurance Supervisory Board, RIR – Income Tax Regulation etc.

APSIS has already performed similar services to PETROBRAS.

3. Provide copies of the work offers and compensation of recommended appraisers

See below.

4. Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the company, such as defined by the accounting rules providing for such matter

The advisors are not interested, directly or indirectly, in the companies involved or in the transaction, and there is no other relevant circumstance that may be regarded as conflict of interests.

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Proposal RJ-0251/13

Rio de Janeiro, July 14th, 2013.

PETRÓLE0 BRASILEIRO S.A – PETROBRAS

Av. República do Chile, 65 -Centro Rio de Janeiro -RJ

C/O: Marco Queiroz

Dear Marco,

As requested, we are pleased to present our proposal to provide services.

ABOUT APSIS

Apsis is a company engaged in the market since the 70s, providing integrated services in financial consultancy for companies in Brazil and abroad. Committed to a rigorous standard of quality, APSIS offers a flexible and personalized service. Our extensive experience in many sectors of the economy helps to clearly identify the needs of your company, and propose simple and smart solutions that meet the requirements of your business. Our appraisals are performed by a highly qualified and multidisciplinary team aware of the market needs and changes, in accordance with international accounting standards (IFRS) as published and revised by the International Accounting Standards Board (IASB), the Accounting Pronouncements Committee, ABNT and other related rules and regulations.

We are part of the board of the Brazilian Committee of Business Appraisers (CBAN) of the National Association of Executives in Finance, Management and Accounting (ANEFAC).

We are an independent member of Morison International, a global association of accounting, auditing and consulting firms, which is present in 65 countries with more than 90 members.

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OUR SERVICES

▲ Corporate Restructuring Appraisal

•              Independent Appraisal Reports

•              Merger, Demerger and Consolidation Reports

•              Appraisal of Assets in Investment Funds in Interest and Real Estate

•              Capital Increase

•              Initial Public Offering (IPO) (Exchange Ratio)

•              Alternative Dispute Resolution (ADR)

▲ Appraisal for Financial Statements -Fair Value

•              Amalgamation (Intangible Assets and Goodwil)

•              Impairment test (Impairment of Assets)

•              Intangible assets (Brands, Software and Other)

•              Economic Life, Residual Value and Replacement Value

•              Investment Property

•              Purchase Price Allocation (PPA)

•              Biological Assets

▲ Corporate Finance

•              Appraisal of Companies, Trademarks and Other Intangible Assets

•              Consolidations and Acquisitions

•              Fairness Opinion

•              Prospection of Investors and Opportunities

•              Feasibility Studies

•              Strategic Financial Modeling

•              Analysis of Performance Indicators

▲ Management of Fixed Assets

•              Inventory and Accounting Reconciliation

•              Outsourcing of assets

▲ Real Estate Appraisal

•              Economic and Financial Feasibility Study

•              Expert witness evidence

•              Economic Lifetime, Residual Value and Replacement Value

•              Analysis of Performance of Real Estate Portfolios

•              Appraisal of Structural Engineering

•              Purchase and Sale/ Lease Value

•              Bank guarantee / Giving in payment

•              Insurance

•              Revision of Taxes (IPTU/ ITBI)

4

Customers of Apsis
AÇÚCAR GUARANI (TEREOS FRANÇA)	GP INVERSIONES
ALL - AMERICA LATINA LOGÍSTICA	HYPERMARCAS
ALIANSCE SHOPPING CENTERS	IDEIASNET
ANDRADE GUTIERREZ	INBRANDS
ANHANGUERA	IOCHPE MAXION
AMBEV	JBS
AQUILA ASSET MANAGEMENT	KRAFT FOODS
ARCELOR MITTAL	LAFARGE
AYESA INTERNATIONAL	LIGHT
BANK OF AMERICA MERRIL LYNCH	LIQUIGÁS
BHG - BRAZIL HOSPITALITY GROUP	LOBO & IBEAS ADVOGADOS
BIAM GESTÃO DE CAPITAIS	LOJAS AMERICANAS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS	LORINVEST (LORETZEN)
BM&F BOVESPA	MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
BNDES	MAGNESITA
BNY MELLON	MARFRIG
BRASIL FOODS	MATTOS FILHO ADVOGADOS
BRASKEM	MG A.A DE INVESTIMENTOS
BRAZIL PHARMA	MICHELIN
BR MALLS	MULTIPLAN
BR PROPERTIES	OI S.A.
BROOKFIELD INCORPORAÇÕES BRASCAN	OWENS ILLINOIS AMERICA LATINA
BTG PACTUAL	PATRIA INVESTIMENTOS
BUNGE FERTILIZANTES	PEIXE URBANO
CAMIL ALIMENTOS	PETROBRAS
CARYLE BRASIL	PINHEIRO GUIMARÃES ADVOGADOS
CASA & VIDEO	PINHEIRO NETO ADVOGADOS
CAMARGO CORRÊA	PONTO FRIO - VIA VAREJO S.A.
CARREFOUR	PROCTER & GAMBLE
CCX - EBX - IMX - LLX - MMX	PSA PEUGEOT CITROEN
CEG	QUATTOR
CIELO	REPSOL YPF
CLARO	REXAM
COCA-COLA	RIO BAVO
COMITÊ OLÍMPICO BRASILEIRO - COB	ROTSCHILD & SONS
CONTAX	SÁ CAVALCANTE
CPFL	SHELL
CSN - COMPANHIA SIDERÚRGICA NACIONAL	SHV GÁS BRASIL
EMBRAER	SOUZA, CESCON ADVOGADOS
EMBRATEL	TAURUS
ENERGISA	TELOS FUNDAÇÃO EMBRATEL
ESTÁCIO PARTICIPAÇÕES	TIM BRASIL
ESTALEIRO ALIANÇA	TOTVS
ETERNIT	TRENCH, ROSSI E WATANABE ADVOGADOS
FEMSA BRASIL	ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
FUNDAÇÃO GETÚLIO VARGAS	ULTRAPAR
FGV - PROJETOS	UNIMED
FOZ DO BRASIL	VEIRANO ADVOGADOS
FRESH START BAKERIES (EEUU)	VEREMONTE
GAFISA	VIVO
GENERAL ELETRIC DO BRASIL - GE	VOTORANTIM
GERDAU	XP INVESTIMENTOS
GETNET	WTORRE
GOL LINHAS AÉREAS INTELIGENTES	WHEATON DO BRASIL
GOUVÊA VIEIRA ADVOGADOS	WHITE MARTINS

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1. Scope of the project

1.1. Understanding the situation

PETRÓLEO BRASILEIRO SA -PETROBRAS (“PETROBRAS”) is a Brazilian government-controlled company, with the Government as the largest shareholder, operating in the energy segment.

As agreed, Petrobras will absorb the net assets of its two companies (both being its investees), at book value, and hired the services of APSIS to help it in the preparation of Appraisal Reports in accordance with accounting practices adopted in Brazil. The reports will be issued in Portuguese, English and Spanish versions.

1.2. Description of the project

SCOPE 1

Preparation of Appraisal Reports at book value of net assets of the company SFE – Sociedade Fluminense de Energia S/A, in accordance with the accounting practices adopted in Brazil, on 06/30/2013, to be absorbed by PETROBRAS, in accordance with Articles 226 and 227 of Law No. 6.404/76.

SCOPE 2

Preparation of Appraisal Reports at book value of net assets of the company Termoaçu S/A, in accordance with the accounting practices adopted in Brazil, on a base date to be defined, to be absorbed by PETROBRAS, in accordance with Articles 226 and 227 of Law No. 6.404/76.

1.3. Required Documentation

•              Articles of Organization/Incorporation, or qualification of companies involved in the transaction (trade name, address of the registered office and CNPJ – National Register of Corporate Taxpayers);

•              Analytical trial balances of the companies involved in the analysis (including subsidiaries and affiliates) on the base date of the appraisal;

•              If there are intangible assets recorded, send a report to state reasons and/or impairment test;

•              Protocols and drafts of corporate documents, if available;

•              Corporate Organization Chart, and

•              Audit report, if available.

1.4. If the documentation and/or information necessary for the development of the proposed work is not provided by the customer, and additional working hours of the APSIS staff involved in the project arise from obtaining and preparing such documentation and/or information, such hours will be assessed and charged as per the table of man-hour value in force. The same will occur when the documentation or information is replaced after the start of the project.

1.5. Any work which is not described in the scope of this proposal, directly or indirectly related to the scope proposed herein, to be performed by Apsis upon Customer's request, will be charged as additional hours of work of the APSIS staff involved in the project or, if requested, may be the subject of another proposal. Such hours will be established and charged as per the table of man-hour value in force.

1              The scope of the proposal does not include hours for clarifications to the Audit. The necessary hours necessary will be charged as per the table of man-hour value in force.

2              Methodology

Despite considerable differences in appraisal methodologies, all of them arise from the same principle: the replacement method, which provides that no investor is required to pay for an asset whose value is higher than other substitute and corresponding asset. Find below a summary of the appraisal methodologies:

6

•              Marketplace Approach -Compare the company in analysis with other recently sold companies or on offer in the market (multiple or stock exchange quotation).

•              Approach of assets -Analyze accounting records and assess the carrying value of equity or the value of equity at market value. The latter being the value of equity, considering the adjustments made to the assets and liabilities (difference between the net accounting balances and fair values).

•              Income approach -also known as discounted cash flow. The market value of the company in this methodology is equal to the sum of all future monetary benefits that it can offer its holder (converted future values at present value using an appropriate rate).

The table below summarizes the methodologies described above and points out their indications, advantages and difficulties. APSIS shall determine the most appropriate methodology for the proposed goal.

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3. Presentation of Service

The final report will be presented in the form of Digital Report, i.e., electronic document in PDF Portable Document Format with digital certification*, and will be made available in our exclusive customer environment on our extranet for a period of ninety (90) days.

Upon request by the customer, APSIS will make available, at no charge, within five (05) business days, the document printed in an original counterpart.

* Digital Certification: an identification technology that enables electronic transactions of all kinds to be carried out considering their integrity, authenticity and confidentiality in order to prevent tampering, illegal disclosure of private information or other improper actions.

4. Schedule

5. Period

5.1. As per the schedule contained in Clause Four, APSIS shall submit the draft of the reports in the following periods: Scope 1) until the 19th of July 2013; Scope 2) within ten (10) business days (Diagnostic and Development Stage), after receipt of documentation/information required to perform the work.

5.2. Upon receipt of the draft of the report, the customer shall have a period of up to twenty (20) days to request clarification and to approve the issuance of the final report. After expiry of the said period, Apsis may consider the work finished, being hereby authorized to issue the final invoice, regardless of the issuance of the Final Report. After approval of the draft, Apsis shall issue the final report within seven

(7) days.

5.3. The services shall begin upon the express acceptance of this proposal and receipt of full documentation necessary for development thereof.

5.4. Changes requested after the delivery of the Digital Report shall be subject to new budget.

8

6. Fees

6.1. Professional fees for the performance of services, covering all taxes (taxes, fees, charges, fiscal and para-fiscal contributions) correspond to R$ 35,772.30 (thirty five thousand, seven hundred and thirty six reais and thirty cents), payable as follows:

Scope 1

R$ 11,867.69 (eleven thousand, eight hundred sixty-seven reais and sixty-nine cents).

100% (one hundred percent) of the total value, upon delivery of the Digital Report or after the expiration of twenty (20) days after the delivery of the draft, whichever comes first.

Scope 2

R$ 23,904.61 (twenty-three thousand nine hundred and four reais and sixty-one cents).

100% (one hundred percent) of the total value, upon delivery of the Digital Report or after the expiration of twenty (20) days after the delivery of the draft, whichever comes first.

6.2. For each step mentioned above, the related invoice shall become due within thirty (30) days from each event giving rise to collection. Upon expiration, interest of 1% (one percent) per month shall be charged on the net invoice amount plus 2% penalty on the amount of the invoice for the default.

1              Activities exceeding the scope provided to the customer shall be informed to the customer and collected upon issuance of the report of activities by Apsis, containing the date, time and description of the activities used.

2              Validity of the Proposal

This proposal is valid until December 31st, 2013.

8. Confidentiality

APSIS shall not disclose confidential information made available to it during the performance of services. For the purposes of this proposal, considered confidential shall be deemed any and all information made available to Apsis for the services to be provided, directly or indirectly. Confidential information includes all types of oral, written , recorded and computed disclosure or information disseminated through any other form by the customer or obtained from observations, interviews or analysis, including, appropriately and without limitation, all compositions, machinery, equipment , records , reports , sketches, use of patent and documents , as well as all data , compilations , specifications , strategies , projections , processes , procedures , techniques , models and all tangible and intangible assets.

9. General Conditions

9.1. Relevant basic parameters to the scope of services are defined immediately upon acceptance of the proposal to enable the planning of the work to be performed.

9.2. The scope of this study did not include audit of financial statements or review of the work carried out by the auditors of the customer.

9.3. This proposal may be terminated, provided that by mutual agreement between the Parties. In this case, Apsis shall be paid the fees set out in Clause Six proportionally to the work already performed.

9

9.4. Expenditure on travel and accommodation outside Rio de Janeiro and São Paulo, where necessary to perform the services are not included in the value of this proposal/agreement and will be charged separately, being, however, subject to prior approval of the customer. If such arrangements are the responsibility of Apsis, such costs shall be charged upon debit note with presentation of slips, which shall be exempted from any tax levy as they are not the purpose of this contract.

9.5. The courts of the capital city of Rio de Janeiro are chosen to settle any controversies arising out of this proposal/agreement, as well as all cases which are not provided herein, with the waiver of any other court, however preferable it may be. .

10

10. Acceptance and Agreement

Upon acceptance of the proposal, it shall be signed by the legal representative of the applicant and returned to the contractor, accompanied by all necessary documentation to start the performance of the works.

Upon return of this proposal to the contractor, it shall be deemed an agreement, as per the civil legislation in force.

IN WITNESS WHEREOF, the legal representatives of the companies sign this proposal, which will be automatically converted into a services agreement with 10 pages and 02 counterparts.

We look forward to hearing from you

Regards,

(There appears signature) ANTÔNIO LUIZFEIJÓ NICOLAU Officer

Acceptance:

Rio de Janeiro,	2013.

Legal Representative
Office:
CNPJ:

Witness 1:		Witness 2: CPF
Agnes Anne Ribeiro Nascimento		No.:
CPF No.: 056.313.427-58

RIO DE JANEIRO - RJ		SAO PAULO - SP
Rua da Assembleia, 35/12° andar		Av. Angélica, 2503 - Conj. 42
Centro, CEP: 20011-001		Consolação, CEP: 01227-200
Phone: + 55 21 2212-6850 Fax: + 55 21 2212-6851		Phone.: + 55 11 3666-8448 Fax: + 55 11 3662-5722

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM IV

MERGER OF TERMOCEARÁ INTO PETROBRAS

Dear shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company”) hereby comes, in relation to the merger of TERMOCEARÁ LTDA. (“TERMOCEARÁ”) into Petrobras, item IV of the Agenda of the Extraordinary General Meeting to be held on 04/02/2014, to present the following information to the shareholders:

TERMOCEARÁ, located at Km. 0 (zero) Highway CE-422, CEP 61600-000, Port Complex of Pecem, Municipality of Caucaia – State of Ceará, is a limited liability company composing the current shareholding structure of Petrobras System.

The maintenance of several administrative structures would lead to an increase in its operating costs and reduction of relevant synergies in the conduct of the matters of its interest.

In this scenario, taking into account the intent to reduce costs and increase its businesses, integrating the assets, promoting synergy and economy of the system, the merger is deemed a strategy of the Gas & Energy (G & E) area to better conduct its activities and management policies.

Since the Company is the owner of one hundred (100%) percent of the membership interests of the capital stock of TERMOCEARÁ, , the capital stock of Petrobras will not be changed, to the extent that its financial statements already consolidate the accounting records of the company to be absorbed.

At last, the purpose of the merger is to transfer all assets, rights and obligations of TERMOCEARÁ to the Company and is part of a process of reorganization whose goal is to simplify the corporate structure, reduce costs, manage the assets in a more efficient manner and have a better relationship with regulatory agencies, especially ANEEL.

Thus, the Board of Directors hereby submits the proposal of merger of TERMOCEARÁ into PETROBRAS to the Extraordinary General Meeting for its assessment and resolution, in the form of the Protocol of Merger and Justification entered into between the Company and TERMOCEARÁ, the corresponding Appraisal Report and other measures set forth in item IV of the Agenda contained in the Notice of Meeting.

Find attached to this Manual for the Participation at Meetings of Shareholders the documents and information required for the exercise of the shareholders’ voting right, including information provided for in CVM Instruction No. 481, Annex 21.

Maria das Graças Silva Foster

President of Petrobras

Protocol and Justification of Merger of TERMOCEARA LTDA. into Petroleo Brasileiro S.A. -Petrobras

Entered into between

I. PETROLEO BRASILEIRO S.A. — PETROBRAS, a government-controlled company, with registered office at Avenida República do Chile n° 65, Centro, in the City and State of Rio de Janeiro, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 33.000.167/0001-01, herein represented by its attorney with sufficient authority Fernando Homem da Costa Filho, hereinafter referred to as "PETROBRAS" or "Surviving Company"; and

II. TERMOCEARA LTDA., a limited liability company, with registered office in the Municipality of Caucaia, State of Ceara, at Km 0 (zero) da Rodovia CE-422, CEP 61600000, Complexo Portuario de Pecem, with its articles of organization filed with the Board of Trade of the State of Ceará, under NIRE 232.009.131.57, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 04.605.162/0001-04, herein represented according to its articles of organization, by its undersigned representatives; hereinafter referred to as "TERMOCEARA" and also as "Absorbed Company";

PETROBRAS and TERMOCEARA being collectively referred to as "PARTIES", or individually referred to as "PARTY";

Whereas:

(i) PETROBRAS is a government-controlled company, with a fully subscribed and paid capital stock in the amount of R$ 205,410,905,230.50 (two hundred and five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty reais and fifty cents), divided into 13,044,496,930 (thirteen billion forty four million, four hundred ninety-six thousand, nine hundred and thirty) no-par shares, as follows: 7,442,454,142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares;

(ii) A TERMOCEARA is a limited liability company, with a fully subscribed and paid capital stock in the amount of R$ 275,225,890.00 (two hundred seventy-five million, two hundred twenty-five thousand, eight hundred and ninety reais), divided into 275,225,890 (two hundred seventy-five million, two hundred twenty-five thousand, eight hundred and ninety) membership interests at par value of R$1.00 (one real), and its articles of organization provides for the supplemental application of Law No. 6.404, of December 15th , 1976 ("Law No. 6.404/76");

(iii) PETROBRAS is the holder of all issue membership interests of TERMOCEARA, representing 100% of the total capital stock of TERMOCEARA;

(iv) The PARTIES aim at a transaction of merger, by which PETROBRAS shall absorb TERMOCEARA, upon automatic dissolution of the latter, which shall be succeeded in all of its rights and obligations by PETROBRAS, pursuant to Article 1.116 of the Civil Code;

(v) The Management of the companies has analyzed options for the best conduct of its activities and management policies, taking into account the intent to reduce costs and increase its businesses, upon merger of its activities, since the maintenance of several administrative structures would lead to an increase in its operating costs and reduction of relevant synergies in the conduct of the matters of its interest;

(vi) The transaction of merger of TERMOCEARA into PETROBRAS shall be subject to the approval of the members and shareholders of both companies, as the case may be.

The PARTIES hereby DECIDE to enter into this Protocol and Justification of Merger ("Protocol and Justification"), according to the Articles of organization of TERMOCEARA and articles 224, 225 and 227 of Law No. 6.404/76, whose terms and conditions below shall govern the proposal of merger to be submitted to their shareholders:

CLAUSE ONE — BACKGROUND OF THE PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists of the merger of TERMOCEARA into PETROBRAS, upon full transfer of the owners’ equity of TERMOCEARA, appraised at book value, to PETROBRAS ("Transaction" or "Merger").

1.1.1. In view of the Transaction, TERMOCEARA shall be automatically dissolved, for all purposes and legal effects, so that the Surviving Company shall succeed TERMOCEARA in all of its rights and obligations, pursuant to Article 1.116 of the Civil Code.

1.2. The owners’ equity of TERMOCEARA, for purposes of the corresponding entries into PETROBRAS, was appraised at book value by the expert APSIS Consultoria e Avaliações Ltda. appointed in item 2.1, on the base date established in item 2.2 of this Protocol and Merger, according to the criteria provided in the Civil Code and Law No. 6.404/76, for the preparation of financial statements.

1.3. The management of PETROBRAS shall perform all necessary acts for the implementation of the merger, as well as pay all costs and expenses arising from such implementation.

1.4. Justification of the Transaction. PETROBRAS has analyzed options for the best conduct of its activities and management policies, taking into account the intent to reduce costs and increase its businesses, upon merger of its activities, since the maintenance of several administrative structures would lead to an increase in its operating costs and reduction of relevant synergies in the conduct of the matters of its interest.

1.4.1. The purpose of the merger is the transfer of all assets, rights and obligations of TERMOCEARA to PETROBRAS and is part of a process of reorganization whose goal is to simplify the corporate restructuring, reduce costs and manage the assets in a more efficient manner.

1.4.2. Since PETROBRAS is the owner of one hundred percent (100%) of the membership interests representing the capital stock of TERMOCEARA, the proposed merger shall not result in change in the capital stock of PETROBRAS, to the extent that such financial statements of PETROBRAS consolidate the entries of TERMOCEARA. CLAUSE TWO – APPRAISAL OF THE OWNERS’ EQUITY OF TERMOCEARA AND BASE DATE OF THE APPRAISAL

2.1. The appointment of the expert APSIS Consultoria e Avaliações Ltda., registered in the National Register of Corporate Taxpayers (CNPJ) under No. 08.681.36510001-30, with registered office at Rua da Assembleia, n° 35, 12° andar, in the City of Rio de

Janeiro — RJ, as the company in charge of preparing the appraisal report on the equity of the Absorbed Company to be transferred to PETROBRAS ("Appraisal Report") shall be ratified upon resolution at the meeting of members of TERMOCEARA and at the Special Meeting of Shareholders of PETROBRAS, pursuant to articles 1.117 and 1.118, both of the Civil Code and article 227, of Law No. 6.404/76.

2.2. APSIS Consultoria e Avaliações Ltda. is an expert in appraisals, and upon request by the PARTIES, it did the following: (i) appraisal of the equity of TERMOCEARA at book value, based on the elements of the Balance Sheet of TERMOCEARA, prepared on 11/30/2013 ("Base Date of the Merger"), thus composing the amount of the equity to be transferred to PETROBRAS, and (ii) preparation of the Appraisal Report, forming Annex I to this Protocol and Justification, the amounts being subject to the prior analysis and approval of the shareholders of PETROBRAS, as provided by the law. CLAUSE THREE — GLOBAL AMOUNT OF THE EQUITY TO BE ABSORBED

3.1. According to the Appraisal Report, the book value of the equity of TERMOCEARA to be transferred to PETROBRAS is R$ 336,498,484.30 (three hundred thirty-six million four hundred ninety-eight thousand, four hundred eighty-four reais and thirty cents), under Clause Four below.

3.2. The amount of the appraised equity corresponds exactly to the asset account of PETROBRAS, since PETROBRAS owns 100% of the issue membership interests of TERMOCEARA. Thus, as a result of the merger, the assets of PETROBRAS represented by its investment account concerning the interest in the capital stock of TERMOCEARA shall be replaced, in the accounting records PETROBRAS, with the assets and liabilities composing the balance sheet of TERMOCEARA.

3.3. The replacement of investments of PETROBRAS in TERMOCEARA with the assets and liabilities composing the balance sheet of TERMOCEARA shall not result in change in the amount of the equity of PETROBRAS.

3.4. The balances of the credits and debts of TERMOCEARA shall be transferred to the accounting records of PETROBRAS, making the necessary adjustments.

3.5. The assets, rights and obligations of TERMOCEARA composing the equity to be transferred to PETROBRAS are those described in detail in the appraisal report, at book value.

CLAUSE FOUR — TREATMENT OF THE CHANGES N EQUITY UNTIL THE DATE OF MERGER

4.1. Changes in equity appraised from the base date of the merger and the actual merger shall be absorbed by PETROBRAS and transferred to the records of PETROBRAS in their amounts on the date of merger, not affecting the amounts adopted in this Protocol and Justification for the merger. CLAUSE FIVE — DISSOLUTION OF THE MEMBERSHIP INTERESTS OF TERMOCEARA

5.1. For the purposes of the merger proposed in this Protocol and Justification, no shares of PETROBRAS shall be distributed to the members, since PETROBRAS is the owner of all issue membership interests of TERMOCEARA.

5.2. As a result, 275,225,890 (two hundred seventy-five million, two hundred twenty-five thousand, eight hundred and ninety) issue membership interests, at par value of R$1.00 (one real), of TERMOCEARA, shall be dissolved, pursuant to articles 226, §1 of Law No. 6.404/76 and 1.118 of the Civil Code, making the necessary adjustments and adaptations in the accounting records of PETROBRAS.

5.3. No shares of PETROBRAS shall be canceled or issued due to the Merger, nor shall the amount of its capital stock be changed, thus, at the end of the merger, the capital stock of PETROBRAS shall remain unchanged in the amount of R$ 205,410,905,230.50 (two hundred five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty reais and fifty cents), divided into 13,044,496,930 (thirteen billion forty four million, four hundred ninety-six thousand, nine hundred and thirty) no-par shares, as follows: 7,442,454,142 (seven billion, four hundred forty-two million four hundred fifty-four thousand, one hundred forty-two) common shares 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares. As a result, the Articles of Incorporation of PETROBRAS shall not be amended.

CLAUSE SIX — NOTIFICATION TO THE BOARD OF DIRECTORS OF PETROBRAS AND APPROVAL AT THE MEETING OF MEMBERS OF TERMOCEARA AND AT THE MEETING OF SHAREHOLDERS OF PETROBRAS

6.1. Board of Directors. Pursuant to the Articles of Incorporation of PETROBRAS, the Board of Directors of PETROBRAS shall be notified of the Transaction and ratify the hiring of the audit company for the appraisal of the equity of TERMOCEARA and, pursuant to article 142, item IV of Law No. 6.404/76, call the Special Meeting of Shareholders of PETROBRAS which shall resolve on the Transaction.

6.2. Executive Board. The Executive Board of TERMOCEARA shall call the decision-making body to attend the Meeting of Members of TERMOCEARA, upon prior statement by the Board of Directors of PETROBRAS, for the Transaction to be resolved.

6.3. Extraordinary General Meeting and Meeting of Members. In order to implement the Transaction, the Special Meeting of Shareholders of PETROBRAS and the Meeting of Members of TERMOCEARA shall be called, according to the periods and other procedures provided by law. CLAUSE SEVEN – MISCELLANEOUS

7.1. Whereas PETROBRAS owns 100% of the issue membership interests of TERMOCEARA, the following provisions shall not apply (i) exchange ratio; and (ii) reimbursement to the members of TERMOCEARA.

IN WITNESS WHEREOF, the PARTIES sign this Protocol and Justification, in two (2) counterparts of equal content and form, for a single purpose, along with the two undersigned witnesses.

Rio de Janeiro, January 23rd, 2014.

PETROLEO BRASILEIRO S.A. -PETROBRAS.

(There appears signature)

Fernando Homem da Costa Filho Executive Manager of Transactions and Interests in EnergyTERMOCEARÁ LTDA.

(There appears signature)	(There appears signature)
Ronaldo Batista Assunção	Jorge Roberto Abrahão Hijar
Chief Executive Officer	Chief Administrative Officer and Chief
Commercial Officer

A DIFERENÇA EM CONSULTORIA
Simples e Inteligente

Valuation Report

RJ-0454/13-02

TERMOCEARÁ LTDA.

Morison International

REPORT:	RJ-0454/13-02	BASE DATE:	November 30th, 2013

APPLICANT: **PETRÓLEO BRASILEIRO S.A. PETROBRAS,** hereinafter referred to as **PETROBRAS.**

A company with its head office located at Av. República do Chile, nº 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 33.000.167/0001-01.

OBJECT: **TERMOCEARÁ LTDA.,** hereinafter referred to as **TERMOCEARÁ.**

A company with its head office located at Rodovia CE-422, Km 0, Caucaia, in the City of Caucaia, State of Ceará, registered with the National Registry of Legal Entities (CNPJ) under no. 04.605.162/0001-04.

PURPOSE: To assess the book Net Equity value of **TERMOCEARÁ** for the purpose of its merger with and into **PETROBRAS** pursuant to articles no. 226 and 227 of Law no. 6,404/76 (Corporate Law).

Report RJ-0454/13-02 1

Apsis

TABLE OF CONTENTS

1. *INTRODUCTION* ---------- *3*
2. *PRINCIPLES AND QUALIFICATIONS* ---------- *4*
3. *LIABILITY LIMITS* ---------- *5*
4. *APPRAISAL METHODOLOGY* ---------- *6*
5. *TERMOCEARÁ' NET EQUITY APPRAISAL* ---------- *7*
6. *CONCLUSION* ---------- *8*
7. *LIST OF ATTACHMENTS* ---------- *9*

Report RJ-0454/13-02 2

Apsis

1. INTRODUCTION

A APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, nº 35, 12º andar, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 08.681.365/0001-30, was appointed by PETROBRAS was appointed to assess the book Net Equity value of TERMOCEARÁ for the purpose of its merger with and into PETROBRAS, pursuant to articles 226 and 227 of Law No. 6,404/76 (Corporate Law).

In preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information, which include, among others, the following:

- Analytical Balance Sheet of TERMOCEARÁ, as of November 30th, 2013.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

- AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
- BANCO PACTUAL S/A
- CIMENTO MAUÁ S/A
- ESTA - EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A
- ESTÁCIO PARTICIPAÇÕES S/A
- GERDAU S/A
- HOTÉIS OTHON S/A
- L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
- LIGHT SERVIÇOS DE ELETRICIDADE S/A
- LOJAS AMERICANAS S/A
- MPX ENERGIA S/A
- PETRÓLEO BRASILEIRO S/A - PETROBRAS
- REPSOL YPF BRASIL S/A
- TAM TRANSPORTES AÉREOS MERIDIONAL S/A
- ULTRAPAR PARTICIPAÇÕES S/A

The APSIS team in charge of preparing this report comprises the following professionals:

- ANA CRISTINA FRANÇA DE SOUZA
  Vice-president (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
- EDUARDO DE CASTRO ROSSI
  Director
- ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
- LUIZ PAULO CESAR SILVEIRA
  Vice-president (CREA/RJ 1989100165)
- MARCIA APARECIDA DE LUCCA CALMON
  Technical director (CRC/SP-143169/O-4)
- MÁRCIA MOREIRA FRAZÃO DA SILVA
  Director (CRC/RJ-106548/O-3)
- RENATA POZZATO CARNEIRO MONTEIRO
  Vice-president
- RICARDO DUARTE CARNEIRO MONTEIRO
  President (CREA/RJ 1975102453)
- SERGIO FREITAS DE SOUZA
  Vice-president (CORECON/RJ 23521-0)

Report RJ-0454/13-02 3

Apsis

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultants' knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- In this Report, one assumes that the information received from third parties is correct, and the sources thereof are comprised and mentioned in said Report.
- For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, when existent, which might affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability with regards to the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- This Report complies with the recommendations and criteria prescribed by the Associação Brasileira de Normas Técnicas (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different agencies, such as: Comitê de Pronunciamentos Contábeis (CPC), Ministry of Treasury, Banco Central, Banco do Brasil, Comissão de Valores Mobiliários (CVM), Superintendência de Seguros Privados (SUSEP), Regulamento do Imposto de Renda (RIR), Comitê Brasileiro de Avaliadores de Negócios (CBAN) etc.
- The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

Report RJ-0454/13-02 4

Apsis

3. LIABILITY LIMITS

- To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true and consistent, and does not have any liability with respect to their reliability.
- The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant's financial statements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work was developed to be used by the Applicant, its partners and other companies involved in the project, aiming at the previously described purpose.

Report RJ-0454/13-02 5

Apsis

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents, designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative and statutory provisions which govern the matter, within the scope of "Accounting Principles Used in Brazil".

We examined the balance sheet of TERMOCEARÁ, as well as all other documents required for the preparation of this report, which was prepared on the basis of the Analytical Balance Sheet of TERMOCEARÁ, as of November 30th, 2013 (Attachment 1).

Was considered the loss of deferred tax assets recorded in TERMOCEARÁ concerning the activation of tax losses, taking into account that the current legislation provides that such asset is not recoverable after the event (merger by PETROBRAS).

Report RJ-0454/13-02 6

Apsis

5. TERMOCEARÁ' NET EQUITY APPRAISAL

We examined the account books of TERMOCEARÁ, as well as all other documents required for the preparation of this report.

The experts have ascertained that the book Net Equity value of TERMOCEARÁ, for the purpose of its merger with and into PETROBRAS, is R$ 336,498,484.30 (three hundred and thirty six million, four hundred and ninety eight thousand, four hundred and eighty four *reais* and thirty cents), as of November 30th, 2013 as shown in the following table:

TERMOCEARÁ LTDA.	ACCOUNTING STATEMENT		
BALANCE SHEET - IN REAIS	BALANCE AS OF 30/11/2013	ADJUSTMENTS FOR INCORPORATION	BALANCE FIGURES FOR INCORPORATION AS OF 30/11/2013
CURRENT ASSETS	222,752,064.10	-	222,752,064.10
NON-CURRENT ASSETS	131,831,426.63	(4,673,147.54)	127,158,279.09
LONG-TERM ASSETS	17,443,205.63	(4,673,147.54)	12,770,058.09
Recoverable Taxes	241,332.67	-	241,332.67
Deferred Taxes	5,992,398.90	(4,673,147.54)	1,319,251.36
Escrows	11,209,474.06	-	11,209,474.06
INVESTMENTS	500.00	-	500.00
FIXED ASSETS	114,080,196.24	-	114,080,196.24
INTANGIBLES	307,524.76	-	307,524.76
TOTAL ASSETS	354,583,490.73	(4,673,147.54)	349,910,343.19
CURRENT LIABILITIES	7,172,419.69	-	7,172,419.69
NON-CURRENT LIABILITIES	6,239,439.20	-	6,239,439.20
LONG-TERM LIABILITIES	6,239,439.20	-	6,239,439.20
NET EQUITY	341,171,631.84	(4,673,147.54)	336,498,484.30
Capital	275,225,890.00	-	275,225,890.00
Capital Reserves	18,137,261.98	-	18,137,261.98
Legal Reserve	5,061,332.71	-	5,061,332.71
Accumulated Losses	(23,494.02)	-	(23,494.02)
Outcome for the Period	42,770,641.17	(4,673,147.54)	38,097,493.63
TOTAL LIABILITIES	354,583,490.73	(4,673,147.54)	349,910,343.19

Report RJ-0454/13-02 7

Apsis

6. CONCLUSION

In the light of examinations carried out in the previously mentioned documents and on the basis of APSIS' analyses, the experts have concluded that the book Net Equity value of **TERMOCEARÁ**, for the purpose of its merger with and into **PETROBRAS**, is **R$ 336,498,484.30** (three hundred and thirty six million, four hundred and ninety eight thousand, four hundred and eighty four *reais* and thirty cents), as of November 30th, 2013. Considering that **TERMOCEARÁ** wholly-owned subsidiary of **PETROBRAS**, the merged assets will not change the capital structure of **PETROBRAS.**

Having concluded Report **RJ-0454/13-02**, which consists of 09 (nine) pages typed on one side and 02 (two) attachments, APSIS Consultoria e Avaliações Ltda., CRC/RJ-005112/O-9, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, January 22nd, 2014.

ANTONIO LUIZ FEIJO NICOLAU:28156676734

Assinado de forma digital por ANTONIO LUIZ FEIJO NICOLAU:28156676734 DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ANTONIO LUIZ FEIJO NICOLAU:28156676734 Dados: 2014.01.22 17:20:49 -02'00'

Director

ERIVALDO ALVES DOS SANTOS FILHO:07862185765

Assinado de forma digital por ERIVALDO ALVES DOS SANTOS FILHO:07862185765 DN: c=BR, o=ICP-Brasil, ou=Secretaria da Receita Federal do Brasil - RFB, ou=RFB e-CPF A3, ou=(EM BRANCO), ou=Autenticado por AR CNB CF, cn=ERIVALDO ALVES DOS SANTOS FILHO:07862185765 Dados: 2014.01.22 17:21:42 -02'00'

Accountant (CRC/RJ 100990/O-1)

Report RJ-0454/13-02 8

Apsis

7. LIST OF ATTACHMENTS

1. SUPPORTING DOCUMENTS
2. GLOSSARY AND APSIS' PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, nº 35, 12º andar
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 42
Consolação, CEP 01227-200
Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

Report RJ-0454/13-02 9

TERMOCEARÁ LTDA.
Analytical Balance Sheet

BRL
2013.01 -2013.11

Account no	Balance sheet item/Net Equity Calculation	Total período relatóri	Moeda
	CURRENT		
	ASSETS		
	Cash and equivalents		
	Cash		
110110000	1101100001 ASSETS IN CASH - ROTATING FUND - COUNTRY	3,000.00	BRL
110110000	1101100002 ASSETS IN CASH - RENDERING OF ACCOUNTS - RF - COUNTRY	(585.00)	BRL
	Total Cash	2,415.00	BRL
	Banks		
110120018	1101200185 BANK OF BRAZIL BRANCH 3180-1 C ACC 11960-1 OPERATIONS	1,318.48	BRL
	Total Banks	1,318.48	BRL
	Financial investments		
110130101	1101301017 FIDC (Investment Funds for Credit Rights) FINANCIAL INVESTMENTS	203,024,630.45	BRL
	Total Financial Investments	203,024,630.45	BRL
	Total Cash and equivalents	203,028,363.93	BRL
	Accounts receivable		
	Accounts receivable from affiliated entities		
	Subsidiaries and controlled companies		
110330000	1103300001 ACCOUNTS RECEIVABLE - COUNTRY - CONSOLIDATED COMPANIES	(9,723.22)	BRL
110330000	1103300002 OTHER OPERATIONS - COUNTRY - CONSOLIDATED COMPANIES	7,088,307.32	BRL
110330002	1103300021 ACCOUNTS RECEIVABLE - SALES TO PROCESS - CONSOLIDATED COM	5,870,844.22	BRL
	Total Subsidiaries and controlled companies	12,949,428.32	BRL
	Total Accounts receivable from affiliated entities	12,949,428.32	BRL
	Other accounts receivable		
	Other values		
110349100	1103491001 SUNDRY DEBTORS - COUNTRY	6,154.43	BRL
	Total Other values	6,154.43	BRL
	Total Other accounts receivable	6,154.43	BRL
	Total Accounts receivable	12,955,582.75	BRL
	Inventories		
	Materials and Supplies		
110550000	1105500005 ONGOING IMPORTS- OPERATION MATERIALS	370,600.33	BRL
	Total Materials and supplies	370,600.33	BRL
	Total Inventories	370,600.33	BRL
	Taxes recoverable		
	ICMS (Merchandise and Services Circulation Tax) recoverable		
110720000	1107200005 SHORT-TERM DEFERRED ICMS	36,745.13	BRL
	Total ICMS recoverable	36,745.13	BRL
	INCOME TAX (IR) recoverable		
110730000	1107300001 IR RECOVERABLE	68,994.55	BRL
110730000	1107300002 IR ON FINANCIAL INVESTMENTS	766,546.86	BRL
110730000	1107300003 IR-CIVIL LAW AND COMMERCIAL COMPANIES	336,787.21	BRL
	Total IR recoverable	1,172,328.62	BRL
	PASEP (Civil Servants' Investment Program Contribution) recoverable		
110740000	1107400003 PIS/PASEP (Social Security) RECOVERABLE	81,202.20	BRL
110740000	1107400006 DEFERRED PIS / PASEP - TRANSF. TO RECOVERABLE	(5,669.14)	BRL
	Total PASEP recoverable	75,533.06	BRL
	COFINS (Social Contribution Tax on Revenues) recoverable		
110750000	1107500003 COFINS RECOVERABLE	374,718.73	BRL
110750000	1107500006 DEFERRED COFINS - TRANSF. TO RECOVERABLE	(26,112.38)	BRL
	Total COFINS recoverable	348,606.35	BRL
	Social Contribution recoverable		
110760000	1107600001 SOCIAL CONTRIBUTION ON PROFIT (CSLL) RECOVERABLE	(885.51)	BRL
110760000	1107600005 SOCIAL CONTRIBUTION ON PROFIT (CSLL)-WITHHELD BY THIRD PART	52.73	BRL
	Total Social Contribution recoverable	(832.78)	BRL
	Other taxes		
110790000	1107900007 INSS (Social Security) TO BE REFUNDED - WITHHELD BY THIRD PARTIE	4,580,442.69	BRL
	Total Other taxes	4,580,442.69	BRL
	Total Taxes recoverable	6,212,823.07	BRL
	Prepaid expenses		
	Advance payment for prepaid expenses		
110620000	1106200004 ADVANCE PAYMENT OF 13TH SALARY	119,598.86	BRL
110620000	1106200006 ADVANCE PAYMENT OF VACATION AND BONUSES	56,032.61	BRL

Account no	Balance sheet item/Net Equity Calculation	Total periodo relatori	Moeda
	Total advance payments for prepaid expenses	175,631.47	BRL
	Total Prepaid expenses	175,631.47	BRL
	Other current assets		
	Other values		
111920000	1119200003 EQUITY DIFFERENCES TO BE REGULARIZED - MATERIALS INVENTORY	9,062.55	BRL
	Total Other values	9,062.55	BRL
	Accounts not shown on the balance sheet		
190000000	1900000003 DEBTORS FOR GOODS AND VALUES	403,021.00	BRL
190000000	1900000007 ASSET VALUE TRADE-OFF - OTHER ASSESSMENT AREAS	(5,451,519.96)	BRL
190000900	1900009002 TRANSFER OF MATERIAL INVENTORY BALANCES TO R/3	(4,165,278.92)	BRL
190000900	1900009004 TRANSFER OF BANK BALANCES TO R/3	(2,469.41)	BRL
190000900	1900009006 TRANSFER OF FIXED ASSET ACCOUNT BALANCES TO R/3	(177,864,968.44)	BRL
190000902	1900009027 PIS / PASEP RECOVERABLE FROM ASSETS - TRANSFERRED TO ASSES	41,366.74	BRL
190000902	1900009028 COFINS RECOVERABLE FROM ASSETS- TRANSFERRED TO ASSESSME	190,537.68	BRL
190000909	1900009099 TRANSFER OF RESIDUAL ASSETS - MIGRATION	189,698.50	BRL
290000000	2900000003 GOODS AND VALUES GIVEN IN CUSTODY	(403,021.00)	BRL
290000900	2900009002 TRANSFER OF ACCOUNTS PAYABLE BALANCES - COUNTRY	97,631.20	BRL
290000901	2900009018 PIS / COFINS RECOVERABLE FROM ASSETS -TRANSFERRED TO ASSE	(231,904.42)	BRL
290000909	2900009099 TRANSFER OF RESIDUAL ASSETS - MIGRATION	187,196,907.03	BRL
	Total Accounts not shown on the balance sheet	-	BRL
	Total Other current assets	9,062.55	BRL
	TOTAL CURRENT ASSETS	222,752,064.10	BRL
	NON-CURRENT ASSETS		
	Long-term receivables		
	Long-term taxes recoverable		
121400000	1214000004 DEFERRED PIS/PASEP - NET EQUITY	42,295.81	BRL
121400000	1214000005 DEFERRED COFINS - NET EQUITY	194,817.01	BRL
121400000	1214000006 IR (Income Tax) RECOVERABLE - NET EQUITY	4,219.85	BRL
	Total Long-term taxes recoverable	241,332.67	BRL
	Deferred taxes and social contributions		
121000000	1210000001 ACTIVE DEFERRED INCOME TAX - TEMPORARY ADDITION - NET EQUI	970,037.76	BRL
121000000	1210000002 DEFERRED INCOME TAX - TAX LOSSES - NET EQUITY	3,435,855.07	BRL
121000000	1210000003 ACTIVE DEFERRED SOCIAL CONTRIBUTION - TEMPORARY ADDITION -	349,213.60	BRL
121000000	1210000004 DEFERRED SOCIAL CONTRIBUTIONS - TAX LOSSES - NET EQUITY	1,237,292.47	BRL
	Total deferred taxes and social contributions	5,992,398.90	BRL
	Judicial deposits		
121100000	1211000001 JUDICIAL DEPOSITS-LABOR SUITS	51,367.56	BRL
121100000	1211000002 JUDICIAL DEPOSITS - TAX SUITS	11,158,106.50	BRL
	Total Judicial deposits	11,209,474.06	BRL
	Total Long-term receivables	17,443,205.63	BRL
	Investments		
	Tax incentives and other participations		
130131000	1301310001 PARTICIPATIONS IN OTHER COMPANIES	500.00	BRL
	Total Tax incentives and other participations	500.00	BRL
	Total investments	500.00	BRL
	Fixed Assets		
	Land		
130210000	1302100001 LAND	48,750.00	BRL
	Total Land	48,750.00	BRL
	Buildings and improvements		
130221000	1302210001 BUILDINGS AND CONSTRUCTIONS	2,780.00	BRL
130221000	1302210002 IMPROVEMENTS	37,570,231.45	BRL
130222000	1302220001 BUILDINGS AND CONSTRUCTIONS - ACCUMULATED DEPRECIATION	(640.00)	BRL
130222000	1302220002 IMPROVEMENTS - ACCUMULATED DEPRECIATION	(20,207,306.45)	BRL
	Total Buildings and Improvements	17,365,065.00	BRL
	Equipment		
130231001	1302310012EQUIPMENT AND INSTALLATION OF WATER SUPPLY AND DISTRIBUTIO	3,010,253.44	BRL
130231001	1302310018 INSTALLATION EQUIPMENT	31,467.96	BRL
130231002	1302310025 EQUIPMENT AND INSTALLATION OF WORKSHOPS	473,665.86	BRL
130231002	1302310026 EQUIPMENT AND MACHINE TOOLS	3,062.70	BRL
130231002	1302310027 EQUIPMENT AND INSTALLATION OF LABORATORIES	91,387.07	BRL
130231002	1302310028 EQUIPMENT AND INSTALLATION OF PROTECTION AND SECURITY SYS	71,581.27	BRL
130231002	1302310029 EQUIPMENT AND INSTALLATION OF COMMUNICATION SYSTEMS	67,865.88	BRL
130231003	1302310030 EQUIPMENT AND INSTALLATION OF ASSISTANCE SERVICES	41,349.50	BRL
130231003	1302310031 EQUIPMENT AND INSTALLATION OF OFFICES	562,802.39	BRL
130231003	1302310032 EQUIPMENT AND INSTALLATION OF DATA PROCESSING SYSTEM	267,011.12	BRL
130231003	1302310033 EQUIPMENT AND INSTALLATION FOR OTHER PURPOSES	183,446.59	BRL
130231003	1302310034 EQUIPMENT AND INSTALLATION OF ENVIRONMENTAL IMPACT CONTR	45,972.53	BRL

Account no	Balance sheet item/Net Equity Calculation	Total período relatóri	Moeda
130231003	1302310035 EQUIPMENT AND INSTALLATION OF DISTRIBUTION SYSTEM	180,634.31	BRL
130231003	1302310039 EQUIPMENT OF THERMOELECTRIC POWER PRODUCTION	210,092,344.72	BRL
130232001	1302320012 EQUIPMENT AND INSTALLATION OF WATER SUPPLY AND DISTRIBUTIC	(2,809,688.44)	BRL
130232001	1302320018 DEPRECIATION OF INSTALLATION EQUIPMENT	(14,781.96)	BRL
130232002	1302320025 EQUIPMENT AND INSTALLATION OF WORKSHOPS - ACCUMULATED DE	(174,025.86)	BRL
130232002	1302320026 EQUIPMENT AND MACHINE TOOLS - ACCUMULATED DEPRECIATION	(1,764.70)	BRL
130232002	1302320027 EQUIPMENT AND INSTALLATION OF LABORATORIES - ACCUMULATED	(34,639.07)	BRL
130232002	1302320028 EQUIPMENT AND INSTALLATION OF PROTECTION AND SECURITY SYS	(27,093.27)	BRL
130232002	1302320029 EQUIPMENT AND INSTALLATION OF COMMUNICATION SYSTEM - ACCU	(50,980.88)	BRL
130232003	1302320030 EQUIPMENT AND INSTALLATION OF ASSISTANCE SERVICES - ACCUM	(15,077.50)	BRL
130232003	1302320031 EQUIPMENT AND INSTALLATION OF OFFICES - ACCUMULATED DEPRE	(368,850.39)	BRL
130232003	1302320032 EQUIPMENT AND INSTALLATION OF DATA PROCESSING SYSTEM - AC	(256,769.12)	BRL
130232003	1302320033 EQUIPMENT AND INSTALLATION FOR OTHER PURPOSES -ACCUM. DE	(76,630.59)	BRL
130232003	1302320034 EQUIPMENT AND INSTALLATION OF ENVIRONMENTAL IMPACT CONTR	(16,360.53)	BRL
130232003	1302320035 EQUIPMENT AND INSTALLATION OF DISTRIBUTION UTILITY - ACCUM.	(81,188.31)	BRL
130232003	1302320039 EQUIPMENT OF THERMOELECTRIC POWER PRODUCTION - ACCUM. D	(118,542,136.72)	BRL
	Total Equipment	92,652,858.00	BRL
	Expansion Projects		
130240100	1302401001 WORKS IN PROGRESS	1,890,990.54	BRL
130240100	1302401003 WORKS IN PROGRESS - TEMPORARY SETTLEMENTS	8,938.20	BRL
130240300	1302403001 INVESTMENT MATERIALS	1,942,604.88	BRL
130240302	1302403021 ONGOING IMPORTS - INVESTMENT MATERIALS	170,989.62	BRL
	Total Expansion projects	4,013,523.24	BRL
	Total Fixed Assets	114,080,196.24	BRL
	Intagible Assets		
	Application Systems		
130250000	1302500001 APPLICATION SYSTEMS - SOFTWARE	520,922.78	BRL
130250000	1302500002 APPLICATION SYSTEMS- SOFTWARE UNDER DEVELOPMENT	307,057.76	BRL
130250900	1302509001 APPLICATION SYSTEMS - SOFTWARE - ACCUMULATED AMORTIZATION	(520,455.78)	BRL
	Total Application Systems	307,524.76	BRL
	Total Intangible Assets	307,524.76	BRL
	TOTAL NON-CURRENT ASSETS	131,831,426.63	BRL
	TOTAL ASSETS	354,583,490.73	BRL
	LIABILITIES AND NET EQUITY		
	CURRENT ASSETS		
	Suppliers		
	Subsidiaries, controlled companies and affiliated companies		
	Subsidiaries and controlled companies		
210130000	2101300001 ACCOUNTS PAYABLE - CONSOLIDATED COMPANIES - COUNTRY	(50,391.47)	BRL
210130000	2101300008 GOODS RECEIPT/INVOICE RECEIPT RECLASSIFICATION - CONSOLIDA	(77.98)	BRL
210130002	2101300021 OBLIGATIONS TOWARDS RELATED PARTIES TO PROCESS	(3,343,819.21)	BRL
	Total Subsidiaries and controlled companies	(3,394,288.66)	BRL
	Total Subsidiaries, controlled companies and affiliated companies	(3,394,288.66)	BRL
	Suppliers - third parties		
210110000	2101100001 SUPPLIERS - COUNTRY	(971,071.87)	BRL
210110000	2101100002 SUPPLIERS - OVERSEAS	(121,789.74)	BRL
210110000	2101100007 OBLIGATIONS TOWARDS SUPPLIERS TO PROCESS	6.16	BRL
210110001	2101100014 GOODS RECEIPT/INVOICE RECEIPT RECLASSIFICATION - SUPPLIERS	(79,927.62)	BRL
210190000	2101900005 PROVISION FOR THE READJUSTMENT OF SERVICE CONTRACTS	(9,434.43)	BRL
210190001	2101900017 GOODS RECEIPT/INVOICE RECEIPT TRANSITIONAL ACCOUNT - SERVI	(80,005.60)	BRL
210190002	2101900021 TRANSITIONAL BROKERAGE FIRM - GOODS RECEIPT/INVOICE RECEIP	80,005.60	BRL
	Total Suppliers - third parties	(1,182,217.50)	BRL
	Total Suppliers	(4,576,506.16)	BRL
	Taxes and social contributions payable		
	Taxes on income		
	Income Tax		
210530000	2105300004 THIRD PARTY WITHHOLDING INCOME TAX - COUNTRY	(1,356.46)	BRL
219010000	2190100004 IRRF (withholding income tax) ON PAYROLL - PAYROLL INTERFACE	7,371.53	BRL
	Total Income Tax	6,015.07	BRL
	Current Income Tax and Social Contribution		
110730000	1107300005 IRPJ (Corporate Income Tax) ON PROFIT FOR THE YEAR - ADVANCES	11,019,777.80	BRL
110760000	1107600004 SOCIAL CONTRIBUTION ON PROFIT (CSLL) - ADVANCES	3,643,875.26	BRL
210530000	2105300006 CURRENT INCOME TAX - CORPORATE INCOME TAX	(11,019,777.80)	BRL
210540000	2105400001 SOCIAL CONTRIBUTION	(3,975,040.01)	BRL
	Total Current Income Tax and Social Contribution	(331,164.75)	BRL
	Total Taxes on income	(325,149.68)	BRL
	Other taxes		
	ICMS (Merchandise and Services Circulation Tax)

Account no	Balance sheet item/Net Equity Calculation	Total periodo relatóri	Moeda
210520000	2105200003 ICMS - IMPORTED MATERIALS AND PRODUCTS	(366,761.54)	BRL
	Total ICMS	(366,761.54)	BRL
	PASEP (Civil Servants' Investment Program Contribution)		
110740000	1107400001 PIS/PASEP (Social Security) RECOVERABLE WITHHELD AT SOURCE	37,250.49	BRL
210550000	2105500003 PIS/PASEP PAYABLE	(75,579.31)	BRL
	Total PASEP	(38,328.82)	BRL
	COFINS (Social Contribution Tax on Revenues)		
110750000	1107500001 COFINS RECOVERABLE WITHHELD AT SOURCE	171,925.35	BRL
210560000	2105600003 COFINS PAYABLE	(347,660.53)	BRL
	Total COFINS	(175,735.18)	BRL
	Other taxes and charges		
210590000	2105900008 FEDERAL TAXES WITHHELD FROM SUPPLIERS	(4,208.10)	BRL
210590001	2105900012 IOF (Tax on Financial Operations) ON LOANS	(102.21)	BRL
210590001	2105900013 INSS (Social Security) ON OUTSOURCING	(7,753.37)	BRL
	Total Other taxes and charges	(12,063.68)	BRL
	Total Other taxes	(592,889.22)	BRL
	Total Taxes and social contributions payable	(918,038.90)	BRL
	Wages, vacation pay and charges		
210620000	2106200001 PROVISION FOR THE PAYMENT OF VACATION AND SOCIAL CHARGES	(349,473.42)	BRL
210620000	2106200003 PROVISION FOR VACATION BONUS AND SOCIAL CHARGES	(349,473.44)	BRL
210630000	2106300001 PROVISION FOR THE PAYMENT OF 13TH SALARY AND SOCIAL CHARG	(455,663.15)	BRL
	Total Wages, vacation pay and charges	(1,154,610.01)	BRL
	Pension plan		
210910000	2109100002 ACTUARIAL OBLIGATIONS - PETROS 2 PLAN - ACCOUNTS PAYABLE	(51,000.00)	BRL
	Total Pension plan	(51,000.00)	BRL
	Other accounts and expenses payable		
	Provisions made		
	Provisions for Profit Sharing		
210740000	2107400001 PROVISIONS FOR THE PAYMENT OF PROFIT SHARING	(501,653.86)	BRL
210740000	2107400002 USE OF PROVISIONS FOR THE PAYMENT OF PROFIT SHARING	501,653.86	BRL
	Total Provisions for Profit Sharing	-	BRL
	Other provisions		
210690000	2106900001 OTHER PAYROLL PROVISIONS	(411,583.37)	BRL
	Total Other provisions	(411,583.37)	BRL
	Total Provisions made	(411,583.37)	BRL
	Sundry creditors		
211020000	2110200002 SUNDRY CREDITORS - COUNTRY	(61,144.80)	BRL
	Total Sundry Creditors	(61,144.80)	BRL
	Other values		
219010000	2190100006 JUDICIAL PENSION PAYABLE - MARITIME PAYROLL	463.55	BRL
	Total Other values	463.55	BRL
	Total Other accounts and expenses payable	(472,264.62)	BRL
	TOTAL CURRENT ASSETS	(7,172,419.69)	BRL
	NON-CURRENT ASSETS		
	Deferred taxes and social contributions		
220400000	2204000001 PASSIVE DEFERRED SOCIAL CONTRIBUTION	(746,965.92)	BRL
220400000	2204000002 PASSIVE DEFERRED INCOME TAX	(2,074,905.31)	BRL
	Total Deferred taxes and social contributions	(2,821,871.23)	BRL
	Pension plan		
220510000	2205100003 ACTUARIAL OBLIGATIONS - PETROS 2 PLAN - NET EQUITY	(1,232,814.66)	BRL
220510000	2205100004 USE OF ACTUARIAL OBLIGATIONS - PETROS 2 PLAN	52,491.41	BRL
	Total Pension plans	(1,180,323.25)	BRL
	Provisions for contingencies		
220710000	2207100001 PROVISIONS FOR LOSSES WITH LABOR SUITS - NET EQUITY	(2,237,244.72)	BRL
	Total Provisions for contingencies	(2,237,244.72)	BRL
	NET EQUITY		
	Paid-up capital		
	Capital stock		
250110000	2501100001 CAPITAL STOCK - ORDINARY SHARES	(275,225,890.00)	BRL
	Total Capital Stock	(275,225,890.00)	BRL
	Total Paid-up Capital	(275,225,890.00)	BRL
	Capital reserves		
	Tax incentives		
250220000	2502200001 TAX INCENTIVES - FINOR (Northeast Investment Fund)	(18,137,261.98)	BRL
	Total Tax incentives	(18,137,261.98)	BRL
	Total Capital reserves	(18,137,261.98)	BRL
	Profit reserves		
	Legal reserves

Glossário

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

1

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

2

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

3

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension

4

funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company's operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property's remaining life.

Replacement Cost - a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

5

Reproduction Cost Less Depreciation - a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

6

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Different

The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years.
We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.
We are a team sized to your needs.
We are resourceful, precise and to-the-point.
Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.
We are a company always on the move.
And ready to meet your company´s needs.

SERVICES

Appraisal for Corporate Restructuring Purposes

- Independent Appraisal Reports
- Technical Reports for Consolidations, Spin-offs and Mergers
- Asset Valuation in Investiment and Real Estate Funds
- Share Capital Increase
- IPO - Public Share Offering
- Net Equity at Market Price (Exchange Ratio)
- Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

- Business Combination - Goodwill
- Impairment Test
- Intangible Assets (Brands, Softwares and Others)
- Economic Lifetime, Residual Value and Replacement Value
- Property for Investments
- Purchase Price Allocation (PPA)
- Biological Assets

Corporate Finance

- Business, Brand Valuation and Other Intangible Asset Valuation
- Mergers & Acquisitions (M&A)
- Fairness Opinion
- Investors and Opportunity Prospection
- Feasibility Studies
- Strategic Financial Modeling
- Performance Analysis Indicator

Fixed Asset Management

- Inventory-taking and Accounting Reconciliation
- Equity Outsourcing

Real Estate Appraisal

- Purchase & Sale / Rental Evaluation
- Bank Guarantee / Payment in Kind
- Insurance Appraisal
- Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

CLIENTS

AÇÚCAR GUARANI (GRUPO TEREOS)
ALIANSCE SHOPPING CENTERS
ALL - AMÉRICA LATINA LOGÍSTICA
AMBEV
ANDRADE GUTIERREZ
ANHANGUERA
ARCELOR MITTAL
AYESA INTERNATIONAL
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BIAM GESTÃO DE CAPITAIS
BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BM&F BOVESPA
BNDES
BNY MELLON
BR MALLS
BR PROPERTIES
BRASIL FOODS
BRASKEM
BRAZIL PHARMA
BROOKFIELD INCORPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMARGO CORRÊA
CAMIL ALIMENTOS
CARLYLE BRASIL
CARREFOUR
CASA & VIDEO
CCX - EBX - IMX - LLX - MMX
CEG
CIELO
CLARO
CLUB MED
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CPFL
CREDICARD
CSN - COMPANHIA SIDERÚRGICA NACIONAL
EMBRAER
EMBRATEL
ENERGISA
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FGV - PROJETOS
FOZ DO BRASIL
FRESH START BAKERIES (EUA)
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GETNET
GOL LINHAS AÉREAS
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HYPERMARCAS
IDEIASNET
INBRANDS
IOCHPE MAXION
JBS
KRAFT FOODS
L'ORÉAL
LAFARGE
LAVAZZA
LEADER MAGAZINE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS AMERICANAS
LORINVEST (LORENTZEN)
MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MG A.A DE INVESTIMENTOS
MICHELIN
MULTIPLAN
OI S.A.
OWENS ILLINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PEIXE URBANO
PETROBRAS
PINHEIRO GUIMARÃES ADVOGADOS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (VIA VAREJO S.A.)
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REPSOL YPF
REXAM
RIO BRAVO
ROTHSCHILD & SONS
SHELL
SHV
SOUZA, CESCON ADVOGADOS
TAURUS
TELOS FUNDAÇÃO EMBRATEL
TIM BRASIL
TOTVS
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR
UNIMED
VEIRANO ADVOGADOS
VEREMONTE
VIVO
VOTORANTIM
W. TORRE
WHEATON DO BRASIL
WHITE MARTINS
XP INVESTIMENTOS

Apsis
THE DIFFERENCE IN CONSULTING
Simple and Intelligent

Rio de Janeiro

Rua da Assembleia, 35 - 12º andar
Centro - 20011-001
Phone: +55(21) 2212-6850
Fax: +55(21) 2212-6851
apsis.rj@apsis.com.br

São Paulo

Av. Angélica, 2503 - Conj. 42
Consolação - 01227-200
Phone: +55(11) 3666-8448
Fax: +55(11) 3662-5722
apsis.sp@apsis.com.br

An independent member of
Morison International

Annex IV

(CVM Instruction No. 481-Annex 21)

1. List the appraisers recommended by the manager

APSIS CONSULTORIA E AVALIAÇÕES Ltda, hereinafter referred to as APSIS, was designated to check the value of the net assets of TERMOCEARÁ LTDA., to be absorbed by PETROBRAS.

2. Describe the qualification of recommended appraisers

APSIS, since it is a consulting firm, registered before CRC under No. CRC/RJ005112/O-9, is qualified to issue an appraisal report at book value according the rules in force. This report satisfies the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different agencies, such as: Ministry of Finance, the Central Bank of Brazil, Banco do Brasil, CVM – Securities and Exchange Commission, SUSEP – Private Insurance Supervisory Board, RIR – Income Tax Regulation etc.

APSIS has already performed similar services to PETROBRAS.

3. Provide copies of the work offers and compensation of recommended appraisers

See below.

4. Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the company, such as defined by the accounting rules providing for such matter

The advisors are not interested, directly or indirectly, in the companies involved or in the transaction, and there is no other relevant circumstance that may be regarded as conflict of interests.

100

Business Proposal RJ -0251/13 C Company: PETRÓLEO BRASILEIRO S.A. -PETROBRAS C/O: Mr. Marco Queiroz

Proposal RJ-0251/13

Rio de Janeiro, July 14th, 2013.

PETRÓLE0 BRASILEIRO S.A – PETROBRAS

Av. República do Chile, 65 -Centro Rio de Janeiro -RJ

C/O: Marco Queiroz

Dear Marco,

As requested, we are pleased to present our proposal to provide services.

ABOUT APSIS

Apsis is a company engaged in the market since the 70s, providing integrated services in financial consultancy for companies in Brazil and abroad. Committed to a rigorous standard of quality, APSIS offers a flexible and personalized service. Our extensive experience in many sectors of the economy helps to clearly identify the needs of your company, and propose simple and smart solutions that meet the requirements of your business. Our appraisals are performed by a highly qualified and multidisciplinary team aware of the market needs and changes, in accordance with international accounting standards (IFRS) as published and revised by the International Accounting Standards Board (IASB), the Accounting Pronouncements Committee, ABNT and other related rules and regulations.

We are part of the board of the Brazilian Committee of Business Appraisers (CBAN) of the National Association of Executives in Finance, Management and Accounting (ANEFAC).

We are an independent member of Morison International, a global association of accounting, auditing and consulting firms, which is present in 65 countries with more than 90 members.

OUR SERVICES

▲ Corporate Restructuring Appraisal

•              Independent Appraisal Reports

•              Merger, Demerger and Consolidation Reports

•              Appraisal of Assets in Investment Funds in Interest and Real Estate

•              Capital Increase

•              Initial Public Offering (IPO) (Exchange Ratio)

•              Alternative Dispute Resolution (ADR)

▲ Appraisal for Financial Statements -Fair Value

•              Amalgamation (Intangible Assets and Goodwil)

•              Impairment test (Impairment of Assets)

•              Intangible assets (Brands, Software and Other)

•              Economic Life, Residual Value and Replacement Value

•              Investment Property

•              Purchase Price Allocation (PPA)

•              Biological Assets

▲ Corporate Finance

•              Appraisal of Companies, Trademarks and Other Intangible Assets

•              Consolidations and Acquisitions

•              Fairness Opinion

•              Prospection of Investors and Opportunities

•              Feasibility Studies

•              Strategic Financial Modeling

•              Analysis of Performance Indicators

▲ Management of Fixed Assets

•              Inventory and Accounting Reconciliation

•              Outsourcing of assets

▲ Real Estate Appraisal

•              Economic and Financial Feasibility Study

•              Expert witness evidence

•              Economic Lifetime, Residual Value and Replacement Value

•              Analysis of Performance of Real Estate Portfolios

•              Appraisal of Structural Engineering

•              Purchase and Sale/ Lease Value

•              Bank guarantee / Giving in payment

•              Insurance

•              Revision of Taxes (IPTU/ ITBI)

Customers of Apsis

AÇÚCAR GUARANI (TEREOS FRANÇA)

ALL - AMERICA LATINA LOGÍSTICA

ALIANSCE SHOPPING CENTERS

ANDRADE GUTIERREZ

ANHANGUERA

AMBEV

AQUILA ASSET MANAGEMENT

ARCELOR MITTAL

AYESA INTERNATIONAL

BANK OF AMERICA MERRIL LYCH

BHG - BRAZIL HOSPITALITY GROUP

BIAM GESTÃO DE CAPITAIS

BM&A - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS

BM&F BOVESPA

BNDES

BNY MELLON

BRASIL FOODS

BRASKEM

BRAZIL PHARMA

BR MALLS

BR PROPERTIES

BROOKFIELD INCORPORAÇÕES BRASCAN

BTG PACTUAL

BUNGE FERTILIZANTES

CAMIL ALIMENTOS

CARYLE BRASIL

CASA & VIDEO

CAMARGO CORRÊA

CARREFOUR

CCX - EBX - IMX - LLX - MMX

CEG

CIELO

CLARO

COCA-COLA

COMITÊ OLÍMPICO BRASILEIRO - COB

CONTAX

CPFL

CSN - COMPANHIA SIDERÚRGICA NACIONAL

EMBRAER

EMBRATEL

ENERGISA

ESTÁCIO PARTICIPAÇÕES

ESTALEIRO ALIANÇA

ETERNIT

FEMSA BRASIL

FUNDAÇÃO GETÚLIO VARGAS

FGV - PROJETOS

FOZ DO BRASIL

FRESH START BAKERIES (EEUU)

GAFISA

GENERAL ELETRIC DO BRASIL - GE

GERDAU

GETNET

GOL LINHAS AÉREAS INTELIGENTES

GOUVÊA VIEIRA ADVOGADOS

GP INVERSIONES

HYPERMARCAS

IDEIASNET

INBRANDS

IOCHPE MAXION

JBS

KRAFT FOODS

LAFARGE

LIGHT

LIQUIGÁS

LOBO & IBEAS ADVOGADOS

LOJAS AMERICANAS

LORINVEST (LORETZEN)

MACHADO, MEYER, SENDACZ E OPICE ADVOGADOS

MAGNESITA

MARFRIG

MATTOS FILHO ADVOGADOS

MG A.A DE INVESTIMENTOS

MICHELIN

MULTIPLAN

OI S.A.

OWENS ILLINOIS AMERICA LATINA

PATRIA INVESTIMENTOS

PEIXE URBANO

PETROBRAS

PINHEIRO GUIMARÃES ADVOGADOS

PINHEIRO NETO ADVOGADOS

PONTO FRIO - VIA VAREJO S.A.

PROCTER & GAMBLE

PSA PEUGEOT CITROEN

QUATTOR

REPSOL YPF

REXAM

RIO BAVO

ROTSCHILD & SONS

SÁ CAVALCANTE

SHELL

SHV GÁS BRASIL

SOUZA, CESCON ADVOGADOS

TAURUS

TELOS FUNDAÇÃO EMBRATEL

TIM BRASIL

TOTVS

TRENCH, ROSSI E WATANABE ADVOGADOS

ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS

ULTRAPAR

UNIMED

VEIRANO ADVOGADOS

VEREMONTE

VIVO

VOTORANTIM

XP INVESTIMENTOS

WTORRE

WHEATON DO BRASIL

WHITE MARTINS

1. Scope of the Project

1.1. Understanding the situation

PETRÓLEO BRASILEIRO SA -PETROBRAS (“PETROBRAS”) is a Brazilian government-controlled company, with the Government as the largest shareholder, operating in the energy segment.

PETROBRAS, in the scope of a corporate restructuring, invited APSIS to prepare an appraisal report of the net assets of Arembepe Energia S.A., Termoceará Ltda., and Energética Camaçari Muricy I S.A., on the base date of 11/30/2013, to be absorbed by PETROBRAS, pursuant to articles 226 and 227 of Law No. 6.404/76.

1.2. Description of the Project SCOPE 1

Pursuant to articles 226 and 227 and paragraphs of Law No. 6.404/76, appraise the net assets of Arembepe Energia S.A., to be absorbed by PETROBRAS, according to the applicable laws and regulations.

SCOPE 2

Pursuant to articles 226 and 227 and paragraphs of Law No. 6.404/76, appraise the net assets of Termoceara Ltda., to be absorbed by PETROBRAS, according to the applicable laws and regulations.

SCOPE 3

Pursuant to articles 226 and 227 and paragraphs of Law No. 6.404/76, appraise the net assets of Energética Camacari Muricy I S.A., to be absorbed by PETROBRAS, according to the applicable laws and regulations.

NOTE: The reports will be issued in Portuguese, English and Spanish versions.1.3. Required Documentation

•              Articles of Organization/Incorporation, or qualification of companies involved in the transaction (trade name, address of the registered office and CNPJ – National Register of Corporate Taxpayers);

•              Analytical trial balances of the companies involved in the analysis (including subsidiaries and affiliates) on the base date of the appraisal;

•              If there are intangible assets recorded, send a report to state reasons and/or impairment test;

•              Protocols and drafts of corporate documents, if available;

•              Corporate Organization Chart, and

•              Audit report, if available.

1.4. If the documentation and/or information necessary for the development of the proposed work is not provided by the customer, and additional working hours of the APSIS staff involved in the project arise from obtaining and preparing such documentation and/or information, such hours will be assessed and charged as per the table of man-hour value in force. The same will occur when the documentation or information is replaced after the start of the project.

1.5. Any work which is not described in the scope of this proposal, directly or indirectly related to the scope proposed herein, to be performed by Apsis upon Customer's request, will be charged as additional hours of work of the APSIS staff involved in the project or, if requested, may be the subject of another proposal. Such hours will be established and charged as per the table of man-hour value in force.

1              The scope of the proposal does not include hours for clarifications to the Audit. The necessary hours necessary will be charged as per the table of man-hour value in force.

2              Methodology

Despite considerable differences in appraisal methodologies, all of them arise from the same principle: the replacement method, which provides that no investor is required to pay for an asset whose value is higher than other substitute and corresponding asset. Find below a summary of the appraisal methodologies:

•              Marketplace Approach -Compare the company in analysis with other recently sold companies or on offer in the market (multiple or stock exchange quotation).

•              Approach of assets -Analyze accounting records and assess the carrying value of equity or the value of equity at market value. The latter being the value of equity, considering the adjustments made to the assets and liabilities (difference between the net accounting balances and fair values).

•              Income approach -also known as discounted cash flow. The market value of the company in this methodology is equal to the sum of all future monetary benefits that it can offer its holder (converted future values at present value using an appropriate rate).

The table below summarizes the methodologies described above and points out their indications, advantages and difficulties. APSIS shall determine the most appropriate methodology for the proposed goal.

3. Presentation of Service

The final report will be presented in the form of Digital Report, i.e., electronic document in PDF Portable Document Format with digital certification*, and will be made available in our exclusive customer environment on our extranet for a period of ninety (90) days.

Upon request by the customer, APSIS will make available, at no charge, within five (05) business days, the document printed in an original counterpart.

* Digital Certification: an identification technology that enables electronic transactions of all kinds to be carried out considering their integrity, authenticity and confidentiality in order to prevent tampering, illegal disclosure of private information or other improper actions.

4. Schedule

5. Period

5.1. As per the schedule contained in Clause Four, APSIS shall submit the draft of the reports in the following within five (5) business days (Diagnostic and Development Stage), taking into account that the Contracting Party and/or those involved will make available all necessary information for the performance of the work.

5.2. Upon receipt of the draft of the report, the customer shall have a period of up to twenty (20) days to request clarification and to approve the issuance of the final report. After expiry of the said period, Apsis may consider the work finished, being hereby authorized to issue the final invoice, regardless of the issuance of the Final Report. After approval of the draft, Apsis shall issue the final report within seven

(7) days.

5.3. The services shall begin upon the express acceptance of this proposal and receipt of full documentation necessary for development thereof.

5.4. Changes requested after the delivery of the Digital Report shall be subject to new budget.

6. Fees

6.1. Professional fees for the performance of services, covering all taxes (taxes, fees, charges, fiscal and para-fiscal contributions) correspond to R$ 35,772.30 (thirty five thousand, seven hundred and thirty six reais and thirty cents), payable as follows:

Scope 1

R$ 11,867.69 (eleven thousand, eight hundred sixty-seven reais and sixty-nine cents).

• 100% (one hundred percent) of the total value, upon delivery of the Digital Report or after the expiration of twenty (20) days after the delivery of the draft, whichever comes first.

Scope 2

R$ 23,904.61 (twenty-three thousand nine hundred and four reais and sixty-one cents).

• 100% (one hundred percent) of the total value, upon delivery of the Digital Report or after the expiration of twenty (20) days after the delivery of the draft, whichever comes first.

6.2 The related invoice shall become due within five (05) days from each event giving rise to collection. Upon expiration, interest of 1% (one percent) per month shall be charged on the net invoice amount plus 2% penalty on the amount of the invoice for the default.

1              Activities exceeding the scope provided to the customer shall be informed to the customer and collected upon issuance of the report of activities by Apsis, containing the date, time and description of the activities used.

2              Validity of the Proposal

This proposal is valid for thirty (30) days, counted from the date of presentation thereof.

8. Confidentiality

APSIS shall not disclose confidential information made available to it during the performance of services. For the purposes of this proposal, considered confidential shall be deemed any and all information made available to Apsis for the services to be provided, directly or indirectly. Confidential information includes all types of oral, written , recorded and computed disclosure or information disseminated through any other form by the customer or obtained from observations, interviews or analysis, including, appropriately and without limitation, all compositions, machinery, equipment , records , reports , sketches, use of patent and documents , as well as all data , compilations , specifications , strategies , projections , processes , procedures , techniques , models and all tangible and intangible assets.

9. General Conditions

9.1. Relevant basic parameters to the scope of services are defined immediately upon acceptance of the proposal to enable the planning of the work to be performed.

9.2. The scope of this study did not include audit of financial statements or review of the work carried out by the auditors of the customer.

9.3. This proposal may be terminated, provided that by mutual agreement between the Parties. In this case, Apsis shall be paid the fees set out in Clause Six proportionally to the work already performed.

9.4. Expenditure on travel and accommodation outside Rio de Janeiro and São Paulo, where necessary to perform the services are not included in the value of this proposal/agreement and will be charged separately, being, however, subject to prior approval of the customer. If such arrangements are the responsibility of Apsis, such costs shall be charged upon debit note with presentation of slips, which shall be exempted from any tax levy as they are not the purpose of this contract.

9.5. The courts of the capital city of Rio de Janeiro are chosen to settle any controversies arising out of this proposal/agreement, as well as all cases which are not provided herein, with the waiver of any other court, however preferable it may be. .

10. Acceptance and Agreement

Upon acceptance of the proposal, it shall be signed by the legal representative of the applicant and returned to the contractor, accompanied by all necessary documentation to start the performance of the works.

Upon return of this proposal to the contractor, it shall be deemed an agreement, as per the civil legislation in force.

IN WITNESS WHEREOF, the legal representatives of the companies sign this proposal, which will be automatically converted into a services agreement with 10 pages and 02 counterparts.

We look forward to hearing from you

Regards,

(There appears signature)

ANTÔNIO LUIZ FEIJÓ NICOLAU
Officer

Acceptance:

Rio de Janeiro, 2013.

Legal Representative Office:

CNPJ:

Witness 1:	Witness 2: CPF
Agnes Anne Ribeiro Nascimento	No.:
CPF No.: 056.313.427-58

RIO DE JANEIRO - RJ	SAO PAULO - SP
Rua da Assembleia, 35/12° andar	Av. Angélica, 2503 - Conj. 42
Centro, CEP: 20011-001	Consolação, CEP: 01227-200
Phone: + 55 21 2212-6850 Fax: + 55 21 2212-6851	Phone.: + 55 11 3666-8448 Fax: + 55 11 3662-5722

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM V

MERGER OF COMPANHIA LOCADORA DE EQUIPAMENTOS PETROLÍFEROS – CLEP INTO PETROBRAS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Company’’ or “PETROBRAS”) hereby comes, concerning the merger of Companhia Locadora de Equipamentos Petrolíferos – CLEP (“CLEP”) into PETROBRAS, item V of the Agenda of the Extraordinary General Meeting to be held on 04/02/2014, to present the following information to the Shareholders:

CLEP, located at Avenida República do Chile, nº 65, sala 1004, in the City and State of Rio de Janeiro, is a full subsidiary of PETROBRAS.

CLEP was formed on 09/16/2003, by a group of investors with the purpose of operating the financial structuring of CLEP Project (purchase of assets to be leased to PETROBRAS and used in several oil and natural gas production fields), allowing the raising of more than R$ 5 billion to finance the purchase of assets of PETROBRAS and subsequently lease them back to the Company.

On 12/11/2009, PETROBRAS exercised the call option on all shares of CLEP. The contracts for the lease of assets and financing of CLEP will expire, respectively, in October and December of this year. As the goals of the project have already been fully achieved and it is no longer necessary to maintain such corporate structure, the merger of CLEP into PETROBRAS is proposed.

Whereas PETROBRAS is the holder of one hundred percent (100%) of the shares composing the capital stock of CLEP, the capital stock of PETROBRAS will not be changed, since its financial statements already consolidate the accounting records of CLEP.

Therefore, the merger will cause all assets, rights and obligations of CLEP to be transferred to PETROBRAS and is part of the process of simplification of the corporate structure of Petrobras System, resulting in the reduction of costs and allowing a more efficient management of the assets in question.

Thus, the Board of Directors hereby submits for consideration and resolution of this Extraordinary General Meeting, with the favorable opinion of the Audit Committee, the proposal of merger of CLEP into PETROBRAS, in the form of the Protocol of Merger and Justification entered into between PETROBRAS and CLEP, and the corresponding appraisal report (issued by PricewaterhouseCoopers Independent Auditors -PWC), as well as the other measures set forth in item V of the Agenda contained in the Notice of Meeting.

Find attached to this Meeting Manual the documents and information required for the exercise of the shareholders’ voting right, including those provided for in CVM Instruction No. 481, Annex 21.

Maria das Graças Silva Foster

President of Petrobras

Protocol and Justification of Merger of COMPANHIA LOCADORA DE

EQUIPAMENTOS PETROLÍFEROS -CLEP.

Into Petroleo Brasileiro S.A. -PETROBRAS

Entered into between

I. PETROLEO BRASILEIRO S.A. — PETROBRAS, a government-controlled company, with registered office at Avenida República do Chile n° 65, Centro, in the City and State of Rio de Janeiro, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 33.000.167/0001-01, herein represented according to its Articles of Incorporation, hereinafter referred to as "PETROBRAS" or "Surviving Company"; and

II. COMPANHIA LOCADORA DE EQUIPAMENTOS PETROLÍFEROS -CLEP, a closed corporation with registered office at Avenida República do Chila, n° 65, sala 1004, in the City and State of Rio de Janeiro, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 05.911.239/0001-37, herein represented according to its Articles of Incorporation, hereinafter referred to as “CLEP”, or “Absorbed Company”;

PETROBRAS and CLEP being collectively referred to as "PARTIES", or individually referred to as "PARTY";

Whereas:

(i) PETROBRAS is a government-controlled company, with a fully subscribed and paid capital stock in the amount of R$ 205,410,905,230.50 (two hundred and five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty reais and fifty cents), divided into 13_044_496_930 (thirteen billion forty four million, four hundred ninety-six thousand, nine hundred and thirty) no-par shares, as follows: 7,442,454,142 (seven billion, four hundred forty-two million, four hundred and fifty-four thousand, one hundred forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares;

(ii) CLEP is a closed corporation holding a fully paid and subscribed capital stock in the amount of R$ 826,976,252.13 (eight hundred twenty-six million, nine hundred seventy-six thousand, two hundred fifty-two reais and thirteen cents), divided into 916,976,252 (nine hundred sixteen million, nine hundred seventy-six thousand, two hundred fifty-two) no-par registered common shares;

(iii) PETROBRAS is the holder of all issue membership interests of CLEP, representing 100% of the total capital stock of the Absorbed Company, the latter being a full subsidiary of PETROBRAS;

(iv) CLEP already performed in full its goals, thus such administrative and operating structure is no longer required to be kept;

(v) The Management of the companies has analyzed options for the best conduct of its activities and management policies, taking into account the intent to reduce costs, since the maintenance of several administrative structures has a high operating cost and may result in loss of relevant operating synergies;

(vi) The transaction of merger of CLEP into PETROBRAS will be subject to the approval of the shareholders PETROBRAS and CLEP, and CVM denied, in advance, in Official Letter CVM/SEP/GEA-1/N° 38/014, of January 21st , 2014, the need for: (preparation of an appraisal report of CLEP at market prices (article 264 of Law No. 6.404/76); (b) publication of Material fact (Normative Instruction 319/99 of CVM); and (c) submission of audited financial statements.

The PARTIES hereby DECIDE to enter into this Protocol and Justification of Merger ("Protocol and Justification"), according to the articles 224, 225 and 227 of Law No. 6.404/76, and in compliance with CVM (Brazilian Securities and Exchange Commission) Instruction No. 319, of December 3rd, 1999, (“ICVM 319/99”), whose terms and conditions below will govern the proposal of merger to be submitted to their shareholders:

CLAUSE ONE — BACKGROUND OF THE PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists of the merger of CLEP into PETROBRAS, upon full transfer of the owners’ equity of CLEP, appraised at book value, to PETROBRAS ("Transaction" or "Merger").

1.1.1. In view of the Transaction, CLEP will be automatically dissolved, for all purposes and legal effects, so that the Surviving Company will succeed CLEP in all of its rights and obligations, pursuant to Article 227 of Law No. 6.404/76

1.2. The owners’ equity of CLEP, for purposes of the corresponding entries into PETROBRAS, was appraised at book value by the expert PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES (PWC) appointed in item 2.1, on the base date established in item 2.2 of this Protocol and Merger, based on the criteria provided for in Law No. 6.404/76 and according to the criteria set forth in ICVM 319/09, for the preparation of financial statements.

1.3. The management of PETROBRAS will perform all necessary acts for the implementation of the merger, as well as pay all costs and expenses arising from such implementation.

1.4. Justification of the Transaction. The management of the companies has analyzed options for the best conduct of its activities and reduction of costs, since the maintenance of several administrative structures would lead to an increase in its operating costs and reduction of relevant operating synergies. In this regard, the Merger will result in the simplification and improvement of the governance conditions of the corporate structuring of the PETROBRAS System.

1.4.1. The purpose of the merger is the transfer of all assets, rights and obligations of CLEP to PETROBRAS and is part of a process of reorganization whose goal is to simplify the corporate restructuring, reduce costs and manage the assets in a more efficient manner.

1.4.2. Since PETROBRAS is the owner of one hundred percent (100%) of the membership interests representing the capital stock of CLEP, the proposed merger will not result in change in the capital stock of PETROBRAS, to the extent that such financial statements of PETROBRAS consolidate the entries of CLEP

CLAUSE TWO – APPRAISAL OF THE OWNERS’ EQUITY OF CLEP AND BASE DATE OF THE APPRAISAL

2.1. The appointment of the expert PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES (PWC), registered in the National Register of Corporate Taxpayers (CNPJ) under No. 61.562.112/0002-01, with registered office at Avenida José Silva de Azevedo Neto, n° 200, Bloco 03, Edifício Evolution IV, salas 101, 103 a 108 e 201 a 208, Barra da Tijuca, CEP 22775-056, in the City and State of Rio de Janeiro — RJ, as the company in charge of preparing the appraisal report on the equity of the Absorbed Company to be transferred to PETROBRAS ("Appraisal Report") will be ratified upon resolution at the meeting of members of CLEP and at the Special Meeting of Shareholders of PETROBRAS, pursuant to article 227, of Law No. 6.404/76.

2.2. PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES (PWC) is an expert in appraisals, and upon request by the PARTIES, it did the following: (i) appraisal of the equity of CLEP at book value, based on the elements of the Balance Sheet of CLEP prepared on 12/31/2013 ("Base Date of the Merger"), thus composing the amount of the equity to be transferred to PETROBRAS, and (ii) preparation of the Appraisal Report, forming Annex I to this Protocol and Justification, the amounts being subject to the prior analysis and approval of the shareholders of PETROBRAS, as provided by the law.

CLAUSE THREE — GLOBAL AMOUNT OF THE EQUITY TO BE ABSORBED

3.1. According to the Appraisal Report, the book value of the equity of CLEP to be transferred to PETROBRAS is R$ 1,530,246,091.54 (one billion, five hundred thirty million, two hundred forty-six thousand, ninety-one reais and fifty-four cents), under Clause Four below.

3.2. The amount of the appraised equity corresponds exactly to the asset account of PETROBRAS, since CLEP is a full subsidiary of PETROBRAS. Thus, the replacement of investments of PETROBRAS in CLEP with the assets and liabilities contained in the Balance Sheet of CLEP will not result in modification of the value of the equity of PETROBRAS.

3.3. The balances of the credits and debts of CLEP will be transferred to the accounting records of PETROBRAS, making the necessary adjustments.

3.4 The assets, rights and obligations of CLEP composing the owners’ equity to be transferred to PETROBRAS are those described in the Appraisal Report.

CLAUSE FOUR — TREATMENT OF THE CHANGES N EQUITY UNTIL THE DATE OF MERGER

4.1. Changes in equity appraised from the base date of the merger and the actual merger will be registered in the books of CLEP and absorbed by PETROBRAS and transferred to the records of PETROBRAS in their amounts on the date of merger, not affecting the amounts adopted in this Protocol and Justification for the merger.

CLAUSE FIVE — DISSOLUTION OF THE MEMBERSHIP INTERESTS OF CLEP

5.1. For the purposes of the merger proposed in this Protocol and Justification, no shares of PETROBRAS will be distributed to the shareholders of CLEP, since PETROBRAS is the owner of all issue membership interests of the Absorbed Company.

5.2. As a result, 916,976,252 (nine hundred sixteen million, nine hundred seventy-six thousand, two hundred fifty-two) registered common shares owned by CLEP will be dissolved, pursuant to articles 226, §1 of Law No. 6.404/76, making the necessary adjustments and adaptations in the accounting records of PETROBRAS.

5.3. No shares of PETROBRAS will be canceled or issued due to the Merger, nor will the amount of its capital stock be changed, thus, at the end of the merger, the capital stock of PETROBRAS will remain unchanged in the amount of R$ 205,410,905,230.50 (two hundred five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty reais and fifty cents), divided into 13,044,496,930 (thirteen billion forty four million, four hundred ninety-six thousand, nine hundred and thirty) no-par shares, as follows: 7,442,454,142 (seven billion, four hundred forty-two million four hundred fifty-four thousand, one hundred forty-two) common shares 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred eighty-eight) preferred shares. As a result, the Articles of Incorporation of PETROBRAS will not be amended.

CLAUSE SIX — NOTIFICATION TO THE BOARD OF DIRECTORS OF PETROBRAS AND APPROVAL AT THE MEETING OF MEMBERS OF CLEP AND AT THE MEETING OF SHAREHOLDERS OF PETROBRAS

6.1. Board of Directors. According to the determinations of article 163, item III, of Law No. 6.404/76, the Articles of Incorporation of PETROBRAS and the Articles of Incorporation of CLEP, the )LVFDO_&RXQFLO of PETROBRAS will issue an opinion on the Transaction, and the Board of Directors of PETROBRAS and the Executive Board of CLEP will also be notified of, approve the Transaction and call the Special Meeting of Shareholders of PETROBRAS which will resolve on the Transaction.

6.2. ([WUDRUGLQDU\ *HQHUDO_Meeting. In order to implement the Transaction, the corresponding ([WUDRUGLQDU\ *HQHUDO_Meeting_of PETROBRAS and CLEP will be called, according to the periods and other procedures provided by law.

CLAUSE SEVEN – MISCELLANEOUS

7.1. Whereas CLEP is a full subsidiary of PETROBRAS, the following provisions will not apply (i) exchange ratio; (ii) reimbursement to the members of CLEP; and (iii) the need to prepare an appraisal report concerning the Absorbed Company at market prices (article 264 of Law No. 6.404/1976), as authorized by the Brazilian Securities and Exchange Commission on 01/21/2014, upon Official Letter CVM/SEP/GEA-1N° 38/2014.

7.2 Documents available to Shareholders. Pursuant to article 3 of ICVM 319/99, all documents mentioned herein will be available to the shareholders of PETROBRAS and may be consulted at the registered office and on the website of PETROBRAS (www.PETROBRAS.com.br), with the Brazilian Securities and Exchange Commission

– CVM , at Rua Sete de Setembro, n° 111, 5° andar – Centro de Consultas, Centro, Rio de Janeiro/RJ or at Rua Cincinato Braga, n° 340, 2° a 4° andares – Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and with BM&FBOVESPA, at Rua XV de Novembro, n° 275, São Paulo/SP and on its website (www.bmfbovespa.com.br)

7.2.1 In order to access the referred documents, the shareholders of PETROBRAS (or its duly appointed attorneys) must evidence their status of shareholder, under article 126 of Law No. 6.404/76.

IN WITNESS WHEREOF, the PARTIES sign this Protocol and Justification, in two (2) counterparts of equal content and form, for a single purpose, along with the two undersigned witnesses.

Rio de Janeiro, February 12th, 2014.

PETROLEO BRASILEIRO S.A. -PETROBRAS.

(There appears signature)

Maria Roma de Freitas Executive Manager of the Corporate Financial Department

COMPANHIA LOCADORA DE EQUIPAMENTOS PETROLÍFEROS -CLEP.

(There appears signature)	(There appears signature)
Adriana Nunes Nogueira	Fábio Barreto Lourenço
Officer	Officer

Witnesses:

(There appears signature)
Name: (There Alan appears Teixeira signature) de Oliveira	Name: Hubert Georg Deierl
I. D. No. 11431331-5- IFP/RJ	I. D. No. 55917/D CREA/RJ

(A free translation of the original in Portuguese)

Companhia Locadora de Equipamentos Petrolíferos - CLEP

Appraisal report on the net book equity value determined based on the accounting records at December 31, 2013

(A free translation of the original in Portuguese)

Appraisal report on the net book equity value determined based on the accounting records

To the Board of Directors and Stockholders
Companhia Locadora de Equipamentos Petrolíferos - CLEP

Information on the audit firm

PricewaterhouseCoopers Auditores Independentes, a firm of professionals headquartered in the capital of the State of São Paulo with a branch in the capital of the State of Rio de Janeiro, at Avenida José Silva de Azevedo Neto, 200, Block 03, Evolution IV building, rooms 101, 103 to 108 and 201 to 208, Barra da Tijuca, CEP 22775-056, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0002-01 ("PwCAI"), originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5 and secondarily in the Regional Accounting Council of the State of Rio de Janeiro under No. 2SP000160/O-5 "F" RJ, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo - SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo - SP, with the last amendment dated April 24, 2013 registered at the 2nd Registry Office of Deeds and Documents of the State of São Paulo - SP on microfilm under No. 119.274, herein represented by the undersigned partner, Mr. Marcos Donizete Panassol, Brazilian, married, accountant, holder of Identity Card No. 14.242.748-SSP-SP, enrolled in the Individual Taxpayers' Register (CPF) under No. 063.702.238-67 and the Regional Accounting Council of the State of Rio de Janeiro under No. 1SP155975/O-8 "S" RJ, resident and domiciled in the City of Rio de Janeiro/RJ, with an office at the same address of the principal, is appointed as an expert by the management of Companhia Locadora de Equipamentos Petrolíferos – CLEP (the "Company") to proceed with the appraisal of the net book equity value as of December 31, 2013, according to accounting practices adopted in Brazil. The results of this appraisal work are presented below.

The objective of the appraisal

The objective of the appraisal of the net book equity value as of December 31, 2013 of Companhia Locadora de Equipamentos Petrolíferos - CLEP is the merger of the Company by Petróleo Brasileiro S.A. - Petrobras.

Management's responsibility for the accounting information

Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error.

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056
T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,
T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

2

Companhia Locadora de Equipamentos Petrolíferos - CLEP

Scope of the work and responsibility of the independent auditors

Our responsibility is to express a conclusion on the net book equity value of the Company as of December 31, 2013, based on audit procedures applied to the Company's balance sheet. Our audit was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity used for the preparation of our appraisal report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the net equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our work, we concluded that the amount of R$ 1,530,246,091.54 (one billion, five hundred and thirty million, two hundred and forty-six thousand , ninety-one reais and fifty-four cents), according to the balance sheet at December 31, 2013, as stated in the accounting records and summarized in the Attachment hereto, represents, in all material respects, the net book equity of Companhia Locadora de Equipamentos Petrolíferos - CLEP, appraised in accordance with accounting practices adopted in Brazil.

Rio de Janeiro, February 10, 2014

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 "S" RJ

3

Attachment

Companhia Locadora de Equipamentos Petrolíferos - CLEP

Summarized balance sheet at December 31, 2013 (A free translation of the original in Portuguese)

Assets	**Reais**
Current assets	
Cash and cash equivalents	3,594,346,699.57
Accounts receivables	787,412,883.29
Other assets	27,041,929.27
	4,408,801,512.13
Non-current assets	
Judicial deposits	22,504,655.28
Deferred	12,986,814.00
Total assets	4,444,292,981.41

Liabilities and equity	**Reais**
Current liabilities	
Borrowings	2.490.762.683.07
Related parties	246,549,674.35
Taxes and contributions payable	27,602,332.22
Dividends payable	17,294,088.82
	2,782,208,778.46
Non-current liabilities	
Deferred income tax and social contribution	101,377,494.48
Other liabilities	30,460,616.93
	131,838,111.41
Equity	
Share capital	826,976,252.13
Profit reserves	216,544,888.39
Proposed additional dividends	486,724,951.02
	1,530,246,091.54
Total liabilities and equity	4,444,292,981.41

* * *

This attachment is an integral and inseparable part of the appraisal report on the netbook equity determined based on the accounting records of Companhia Locadora de Equipamentos Petrolíferos - CLEP, issued by PricewaterhouseCoopers Auditores Independentes, dated February 10, 2014.

4

Annex IV

(CVM Instruction No. 481-Annex 21)

1. List the appraisers recommended by the manager

PricewaterhouseCoopers Auditores Independentes, hereinafter referred to as PwC, was appointed to realize the value of the net equity of the company Companhia Locadora de Equipamentos Petrolíferos – CLEP to be merged into PETROBRAS.

2. Describe the qualification of recommended appraisers

PwC is an independent auditing firm, registered with the CRC under number CRC/RJ 2SP000160/O-5 " F " and CVM RJ 00287-9 -CVM Declaratory Act 5038 of September 8, 1998 , duly qualified to issue appraisal report at book value in accordance with existing regulations; meeting specifications and criteria established by the Federal Accounting Council – CFC, International Federation of Accountants -IFAC and Public Company Accounting Oversight Board -PCAOB , in addition to the requirements imposed by different bodies, such as the Securities Commission -CVM and the Securities and

Exchange Commission – SEC. PwC has developed services of similar nature for Petrobras.

3. Provide copies of the work offers and compensation of recommended appraisers

See below

4. Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the company, such as defined by the accounting rules providing for such matter

The Independent Auditors have no interest, whether direct or indirect, in the companies involved in the transaction, and there is no other material circumstance that may characterize conflict of interest.

100

www.pwc.com/br

Petróleo Brasileiro

S.A. -Petrobras

Contract Letter for Professional Services

January 2014

C/O: Maria Roma de Freitas
Petróleo Brasileiro SA - Petrobras
Avenida Republica do Chile, 65
Rio de Janeiro -RJ

January 20, 2014

Dear Sirs,

1       PricewaterhouseCoopers Independent Auditors, headquartered in the capital city of the State of Rio de Janeiro, at Avenida José da Silva Azevedo Neto, 200 – Torre Evolution IV, registered in the National Register of Corporate Taxpayers (CNPJ/MF) under No. 61.562.112/0002-01, ("PwCAI"), thanks you for the opportunity entrusted to conduct audit work. The purpose of this letter is to confirm our understanding of the responsibilities of our company and you regarding the work with auditors of the Oilfield Equipment Rental Company -CLEP (the "Company"), to issue the appraisal report of the net assets consisting of certain assets established by means of the accounting books on December 31st, 2013 ("Appraisal of net assets").The terms of this letter shall remain in effect until modified in writing with the consent of both parties

2       We will issue an appraisal report of net assets calculated by means of the accounting books of the Oilfield Equipment Rental Company -CLEP on December 31st, 2013 and possible corresponding annexes, prepared in accordance with accounting practices adopted in Brazil. Our report will be based on audit procedures applied in the balance sheet of the Company. The examination shall be conducted with the objective of supporting the appraisal report of net assets.

At the end of our audit, we will issue an appraisal report of net assets in Portuguese, Spanish and English.

3      We will discuss a work schedule with you, which will include a final visit when the balance sheet is available for our examination. We plan to deliver a draft of our appraisal report for your appreciation, approximately one week after the completion of our fieldwork, and issue our report in definitive form when we receive a letter of representation from the management and authorization to issue it in final form.

4       Our appraisal report on the net assets will express our conclusion on the carrying value of the Company's investments, considering possible adjustments identified during our audit.

Additionally, our report may include an emphasis paragraph or other issues, in the circumstances foreseen in auditing standards as well.

PricewaterhouseCoopers.Av José Silva de Azevedo Neto 200. 1st an 2nd, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, Brazil 22775-056. T: [21) 3232-6112. F: [21) 3232-6113, www.pwc.cam / br

PricewaterhouseCoopers, Rua da Candelária 65, 209 Rio de Janeiro, RJ, Brosi120091-020. Caixa Postal 949, T: [21) 3232-6112 F: [21) 2516-6319, www.pwr.com / br

5    Our audit will be conducted in accordance with professional and ethical standards for independent audit applicable in Brazil, i.e. those issued according to the professional and technical standards of the Federal Accounting Council (CFC). Such standards require that we comply with ethical requirements and that the audit is planned and performed to obtain reasonable assurance about whether the balance of net assets calculated by means of accounting books are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement in net assets, whether due to fraud or error. In this risk assessment, the auditor considers internal control relevant to the preparation of the balance sheet in order to plan audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls of the Company. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management.

6    By reason of the inherent limitations of audit, together with the inherent limitations of internal control, there is an inevitable risk that some material misstatements may not be detected, even though the audit is properly planned and performed in accordance with auditing standards. In our assessment of the risk, we consider the internal control relevant to the preparation of the balance sheet of the Company, to prepare audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control of the Company. However, we will communicate in writing any significant deficiencies in internal control relevant to the balance sheet identified during the audit. This report is for the exclusive use of the Management.

7   The balance sheet to be submitted to the audit is prepared under the responsibility of the Management. The Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting practices adopted in Brazil and the necessary internal controls to ensure that the balance sheet is free of material misstatement, whether due to fraud or error. The hiring of audit services of the balance sheet and the issue of the appraisal report of net assets does not exempt the Management from performing this responsibility. Additionally, the administration is responsible for providing the auditor with access to all relevant information known by the Management for the preparation of the balance sheet, such as records, documentation and other matters, as well as additional information that the auditor may request from the Management for audit purposes and unrestricted access to persons of the Company that the auditor determines it necessary to obtain audit evidence.

8    As required by accounting standards, we will ask the Management and other persons of the Company about the statements included in the balance sheet and the effectiveness of internal controls, related to the transactions, records and financial reports. Audit standards also require that we obtain a representation letter from the senior management, including the CEO, on significant issues and basic statements regarding the appraisal report of net assets. Additionally, the Management agrees to inform facts that may affect the appraisal report of the net assets made available to it during the period between the date of the appraisal report of net assets and the date when the report was released. The results of our audit tests, the answers to our questions and written statements of the Management are the evidence on which we intend to put our trust when we make our conclusion expressed in the appraisal report of net assets.

9   The Company's Management is primarily responsible for preventing and detecting errors and fraud. Thus, an effective internal control structure reduces the possibility that this may occur or at least contributes to the detection of such errors by both the managers and the independent auditors.

10  Consequently, although we cannot guarantee detection, our job is planned and performed to obtain reasonable, but not absolute, assurance that errors or fraud that could have a material effect on the balance sheet be detected. The audit is based on the concept of testing samples of the data under examination and is then subject to limitations, so errors and fraud that may have direct effects on the balance sheet may not possibly be detected. Moreover, consideration of existing control systems will not be sufficient to allow us certify the safety and effectiveness of internal controls related to the transactions, records and financial reports.

11  Our examination does not include a detailed audit of transactions to the extent necessary to detect errors and fraud that do not produce significant effects on the net assets of the Company; however, if they come to our knowledge, we will communicate you. In this context, the concept of materiality is considered in relation to net assets and not by its absolute or isolated effect.

12  If you intend to publish or reproduce our appraisal report on the net assets, whether in print or electronic format (for example, a website), or even another type of reference to PwCAI in the document that contains other information, it is mutually agreed to be provided by you a draft of such document to our reading, consideration and approval before it is distributed to third parties (regulatory bodies, stock exchange etc..) and the report is included therein. We emphasize that our report must always be reproduced in full, including any annexes.

13  The examination will be conducted with the main objective to deliver an appraisal report of net assets consisting of certain assets in connection with the merger of the Company.

14  The examination will not be conducted or planned to meet third parties’ specific expectations or other transactions; therefore, matters of particular interest from third parties may not be specifically addressed. There may be issues that would be evaluated differently by third parties, possibly in connection with another transaction in particular.

15  Working papers and files created by us in the course of our audit, including documents and electronic files, are the exclusive property of PwCAI, pursuant to the standards governing our professional practice.

16 PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers, each of which is a fully autonomous and independent legal entity organized as a network of companies. By reason of this network, proprietary information of PricewaterhouseCoopers obtained or not from its clients, to the extent that is necessary for the performance of any service contracted with PwCAI, may be shared between PricewaterhouseCoopers firms, keeping the information confidential. Thus, by agreeing with the terms of this contract, you will also agree that the various firms of PricewaterhouseCoopers share information with each other, including those related to you.

17  Without prejudice to the preceding paragraph, while conducting the audit, PwCAI may, at its discretion, use resources from other companies and companies from the worldwide network of PricewaterhouseCoopers ("other PricewaterhouseCoopers firms"). However, PwCAI will remain exclusively responsible for the preparation and issuance of reports relating to this contract letter, and you agree, as provided herein, not to file any lawsuit (by contract, civil or other provisions) against any other PricewaterhouseCoopers Firms or against their partners, employees and agents in relation to the audit services under this contract letter. Any other professional of PricewaterhouseCoopers Firms engaged in providing the services required under this contract letter will act only on behalf of PwCAI. PwCAI assumes full and sole responsibility for the actions of professionals of other PricewaterhouseCoopers firms involved in performing the services provided herein.

18  In the course of our work it is common to develop software, including worksheets, documents, databases and other electronic tools as support material to performance thereof. In some cases, we may make available these instruments to the Company, such as data and documents, upon formal request. Whereas these tools were developed specifically to meet our own goals, regardless, therefore, of any other purposes for which the Company may use them, they are not available for custom order, being for exclusive use of the Company and must not be delivered or shared with third parties. Thus, we assume no responsibilities regarding the sufficiency or adequacy of software tools for any purpose for which the Company may use them. Any specific software  tool developed for the Company will be the subject of a separate contract letter.

19  Our fees are estimated based on the time spent by personnel assigned to work. Individual hourly rates vary according to the level of responsibility involved and the experience and skill required.

20  We estimate that our fees for this appraisal report will amount to R$ 12,000.00 (twelve thousand reais).This estimate takes into account the combined level of preparation and assistance of the Company's personnel, if such assistance is not provided or other circumstances occur that result in increased real-time in relation to the estimated time, we will take the matter to the attention of the Management.

21  The fees must be paid in single installment upon issuance of our accounting report.

22  Our fees contemplate the following:

(a) The support of the Company's personnel, with a view to prior preparation of analysis (requests for analysis) and reconciliations of accounts, required for the process of closing of accounts and preparation of the balance sheet, indispensable for the audit examination, and identification and separation of documents on file, as well as provision of information in response to our inquiries.

Note that the correct and complete filling of requests for analysis (to be delivered in advance), in a timely manner, is fundamental for our work to be carried out efficiently and according to the proposed budget of hours. The process we adopted, i.e., requesting our clients to prepare such analyzes and statements, becomes really advantageous and economical because our time can be devoted exclusively to reviewing information and data on the accounts, not compilation thereof.

(b)  Additional consultations involving our specialized departments or special services will be subject to a separate bill, after your consideration and prior approval.

(c)  The values of our fees, as mentioned earlier, include taxes, fees, levies and other charges imposed on the services herein contracted according to the applicable law on the date of issuance of this contract letter. Regarding the Services Tax (ISSQN), since PwCAI is a company of professionals working legally, PwCAI is required to pay the ISSQN upon a fixed value calculated in proportion to the number of professionals composing the company and the amount so established is already included in our fees.

(d)  It is mutually agreed between the parties that any changes involving increased tax burden levied on services, with the imposition of new taxes, increases in tax rates, mandatory payment of ISSQN other than the payment mentioned in item (c) above, modification of practices repeatedly observed by the competent tax authorities, administrative and/or judicial decisions or change in interpretation of tax legislation will cause the agreed fees in this contract letter to be modified accordingly, in the same amount of increased rates or taxes levied. PwCAI will notify, in writing, the modification occurred, the impact on fees and the effective date of modification thereof.

(e)  The fees will be reviewed by the parties whenever there is a contract imbalance due to changes in the economic and financial environment of Brazil, or even in the event of increase in the scope of services herein contracted, which will be formalized in writing upon an Amendment signed by both parties.

(23) Any additional services requested by you and accepted by us will be subject to a separate written contract.

24  We hope to provide you, on a recurring basis, high quality services that meet your needs. If, at any time, you wish to discuss with our professionals a way to improve our services, or if you do not agree with some aspect observed in them, please be kind enough to take it immediately to the attention of the partner responsible. If, for some reason, you prefer to analyze these aspects with other persons, please contact Jorge Roberto Manoel, the leader of Brazil Audit (phone 3674 3637).Thus, we can ensure that you will be serviced with proper care and at the correct time.

25  Irrespective of that, our organization has a system for monitoring the satisfaction of our clients through interviews and questionnaires submitted by sampling each year.

26  The agreement formalized in this letter will be governed and interpreted pursuant to the provisions in the laws of Brazil, and the courts of São Paulo are chosen to settle any controversy, dispute or claim, including but not limited to compensation claims or any claim arising out of this contract. Each party waives, irrevocably, any claim that the action was brought in an improper jurisdiction or that such courts are not competent.

27  We request to kindly acknowledge receipt of this letter and express your agreement to the terms of our contract, returning us the copy attached herein with your signature in the reserved space below. If the agreement cannot be given within 30 days, we reserve the right to revise the terms, conditions and other terms of this contract letter.

28  If you need additional information or wish to discuss in more detail the terms of our contract, we will be available to give you the necessary explanations.

Regards,

(There appears signature)

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5 “F” RJ

(There appears signature)

Marcos Donizete Panassol
Accountant CRC 1SP155975/O-8 “S” RJ
Agreed:

Petróleo Brasileiro S.A. – Petrobras	Date

Annex 1
Petróleo Brasileiro S.A. - Petrobras
Unit Price Worksheet

	(Quantity x Unit Price)
.
		Unit	Partial
Service	Quantity/	Price	Price
	unit	R$	R$
Services related to the issuance of a report of the net
assets of the Oilfield Equipment Rental Company (CLEP)	[1] report	12,000.00	12,000.00
on December 31st , 2013
		Total	12,000.00

The value of services will be expressed in R$ to two decimal places

For companies head quartered abroad a conversion rate will be fixed of the values in local currency to real.

Annex 2
Petróleo Brasileiro S.A. - Petrobras
Schedule

			Number of hours
Services
			Unit value
	Number of	Total	of the hours	Total value
Category	technicians	hours	R$	R$
Partner/Officer	1	2	800.00	1,920.00
Manager	1	6	400.00	2,400.00
Seniors	1	26	180.00	4,622.40
Assistants	2	26	115.82	3,057.60
	5	126	198.41	12,000.00
The unit value of the hours will be expressed in R$ to two decimal places.
The total value in R$ to two decimal places must be equal to the total value of the unit price worksheet.

MANAGEMENT REMARKS ABOUT THE COMPANY'S FINANCIAL STATUS, IN COMPLIANCE WITH ART. 9 OF CVM INSTRUCTION NO. 481/09

10. Remarks made by the officers

10.1. The officers must comment on:

a. general financial and asset conditions

Our financial strategy focuses on maintaining financial leverage on a proper range, between 25% and 35%, preserving capital cost at the lowest levels possible, considering the financial environment. The development of new projects in the oil and gas industry involves long periods of maturation and intensive use of financial resources. Thus, the company can live temporarily with indicators above the limits set in periods in which the investments are not generating cash.

We will continue our policy with regard to postponing the due date for the payment of our debts, exploring domestic market financing capacity and enhancing our fix revenue investors' base, in order to develop a strong presence on international capital markets.

b. capital structure and the possibility of share or stocks' redemption, mentioning:

The capital structure of Petrobras (Net Third Parties Capital/Total Net Liability) has changed from 40% in 2011 and 47% in 2012 to 51% in 2013. The net leverage [Net Indebtedness / (Net Indebtedness + Net Equity)], on the other hand, has changed from 24% in 2011 and 31% in 2012 to 39% in 2013.

i. redemption chance

The Company does not foresee stocks' redemption.

ii. redemption value calculation formula

The Company does not foresee stocks' redemption.

c. payment capacity regarding financial undertakings

We have used our own resources especially related to capital expenses, payments of dividends and debt refinancing. In 2011, 2012 and 2013, we met such requirements with internally generated funds and short and long term debts. We believe that by means of our cash generation and by accessing the debts market, we will be able to maintain the capacity of payment in relation to the commitments acknowledged without compromising the Company’s financial health.

d. financing sources for working capital and investment on non-current assets used

In 2011, 2012 and 2013, we financed our working capital by means of debts, usually related to our commercial flow, with export credit notes and advancements on exchange contracts. The noncurrent assets investments are financed by long term debts with issuance of international market bonus, loans from export credit agencies, export financing, export pre-payment, financing from the development banks in Brazil and overseas, and lines of credit with national and international private banks.

e. financing sources for working capital and investment on non-current assets to be used on net deficiencies coverage

We intend to finance our working capital by means of debts, usually related to our commercial flow, with export credit notes and advancements of exchange contracts. The noncurrent assets investments should be financed by long term debts with issuance of international market bonus, loans from export credit agencies, export financing, export pre-payment, financing from the development banks in Brazil and overseas, and lines of credit with national and international private banks.

f. debt levels and features:

i. relevant loan and financing agreements

In 2013, we recorded the highest volume of funds already raised, both in the capital market (with a capital funding of US$ 11.2 billion) and the banking market (US$ 19.6 billion). Financing with ECAs reached US$

1.6 billion. We raised US$ 32.5 billion in total.

The total debt of the Petrobras System in reais increased by 36% compared to 12.31.2012, as a result of long-term funding and the impact of exchange rate depreciation of 14.6%.

Summarized information on financing:

								Consolidated

Maturity in	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years on	Total (*)	Fair Value

Financing in Reais (R $):	2,612	3,259	6,840	5,050	5,433	30,271	53,465	53,204
Indexed to floating rates	1,740	2,304	6,022	4,221	4,675	26,198	45,160
Indexed to fixed rates	872	955	818	829	758	4,073	8,305
Average rate of financing in Reais	7.4%	7.8%	9.2%	8.7%	8.9%	8.8%	8.7%

Financing in Dollars (U.S. $):	13,661	13,199	20,940	13,405	26,306	83,367	170,878	172,387
Indexed to floating rates	11,119	9,953	10,009	8,501	20,757	31,802	92,141
Indexed to fixed rates	2,542	3,246	10,931	4,904	5,549	51,565	78,737
Average rate of Financing in Dollars	3.1%	3.3%	3.1%	3.0%	3.1%	4.3%	3.7%

Financing in reais indexed to the U.S. dollar:	562	243	871	1,597	1,597	15,824	20,694	21,121

Indexed to floating rates						12	12
Indexed to fixed rates	562	243	871	1,597	1,597	15,812	20,682
Average rate of financing in reais indexed to	5.2%	4.9%	6.7%	7.0%	7.0%	7.3%	7.1%
Dollar
Financing in Pounds (£)	31					4,354	4,385	4,461
Indexed at fixed rates	31					4,354	4,385
Average rate of Financing in Pounds	5.6%	0.0%	0.0%	0.0%	0.0%	5.9%	5.9%

Financing in Yen	1,361	276	1,046	254	231		3,168	3,217
Indexed to floating rates	230	230	230	230	230		1,150
Indexed to fixed rates	1,131	46	816	24	1		2,018
Average rate of Financing in Yen	0.9%	0.9%	1.8%	0.8%	0.8%	0.0%	1.2%

Financing in Euro	500	32	25	25	4,031	10,374	14,987	15,533
Indexed to fixed rates	500	32	25	25	4,031	10,374	14,987
Average rate of Financing in Euro	4.4%	1.4%	1.4%	1.4%	4.9%	4.2%	4.4%

Financing in Other Currencies	17	8	9				34	33
Indexed to fixed rates	17	8	9				34
Average rate of financing in other currencies	12.5%	15.3%	15.3%	0.0%	0.0%	0.0%	14.0%

Total at December 31st, 2013	18,744	17,017	29,731	20,331	37,598	144,190	267,611	269,956
Average rate of funding	3.6%	4.2%	4.6%	4.7%	4.3%	5.6%	5.0%

Total at December 31st, 2012	15,283	8,535	14,560	27,924	19,186	110,613	196,101	209,431

(*)On December 31st, 2013, the average maturity of loans is 7.1 years.

Further information about financing is available in Note 17 of the financial statements for the year 2013.

ii. other long-term relationships with financial institutions

There are no long-term relationships with financial institutions.

iii. degree of subordination among the debts

Petrobras’ corporate debts are not subordinated and they all have equal payment rights.

The financial institutions require guarantees to Petrobras when they lend funds to the subsidiaries of the Company. Some financings granted by BNDES are ensured by the goods financed (carbon steel tubes for the Gas Pipeline Bolivia-Brazil and vessels).

Due to the guarantee agreement issued by the Federal Government in behalf of Credit Multilateral Agencies, with the incentive of the financings gathered by TBG, counter guarantee agreements were executed, having the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A. as signatories, by which TBG undertakes to connect its revenue to the order of the National Treasury until the liquidation of the duties guaranteed by the Federal Government.

Petrobras maintains the management of Specific Purposes Companies (SPC) that were created aimed at providing resources for the continuous development of its oil & gas transport and production infrastructure, in addition to improvements in refineries, whose guarantees provided to the national and international financial agents are the very assets of the projects, as well as pledge of credit rights and shares of SPC.

iv. possible restrictions imposed on the issuer, particularly regarding the limits of indebtedness and hiring new debt, dividend distribution, asset transfers, the issuing of new securities, and the transfer of corporate control

There is a debt limit in the agreement entered with BNDES in July 2009 that prevents the ratio between Net

Debt in Reais and EBITDA to surpass 5.5.

g. usage limits for financing that has already been hired

There is no limit for using the financing that has already been hired.

h. significant changes in each financial statement item

Consolidated  Statement of  Income  - R $ Millions

	2013	2012	Variation	%
Sales revenue	304,890	281,379	23,511	8
Cost of goods sold	(233,726)	(210,472)	(23,254)	11
Gross profit	71,164	70,907	257	-
Sales	(10,601)	(9,604)	(997)	10
General and administrative expenses	(10,751)	(9,842)	(909)	9
Exploration costs for oil and gas	(6,445)	(7,871)	1,426	(18)
Costs of research and technological development	(2,428)	(2,238)	(190)	8
Tax	(1,721)	(760)	(961)	126
Other operating income (expense), net	(4,854)	(8,195)	3,341	(41)
	(36,800)	(38,510)	1,710	(4)
Profit before financial result and income taxes	34,364	32,397	1,967	6
Financial income	3,911	7,241	(3,330)	(46)
Financial expenses	(5,795)	(3,950)	(1,845)	47
Monetary and exchange variation	(4,318)	(7,014)	2,696	(38)
Net financial income	(6,202)	(3,723)	(2,479)	67
Equity in investments	1,095	84	1,011	1,204
Interest in profits or results	(1,102)	(1,005)	(97)	10
Income before taxes	28,155	27,753	402	1
Income tax and social contribution	(5,148)	(6,794)	1,646	(24)
Net profit	23,007	20,959	2,048	10
Attributable to:
Petrobras’ shareholders	23,570	21,182	2,388	11
Non-controlling shareholders	(563)	(223)	(340)	152
	23,007	20,959	2,048	10

Review of the Consolidated Income Statement – 2013:

The Company reported a consolidated net profit of R$ 23,570 million for the year ended December 31, 2013 , 11 % higher than the year 2012 ( R $ 21,182 million ) , primarily reflecting the following factors :

Sales Revenue

Sales revenue of R$ 304,890 million, 8 % higher than the year 2012, due to:

•               Higher prices on sales of products in the domestic market due to increases in petrol and diesel , higher energy prices and foreign exchange impacts (10%) on the prices of derivatives linked to the international market;

•               Increased demand for oil products in the domestic market ( 4% ) , mainly diesel ( 5% ) , petrol ( 4% ) and fuel oil ( 17% ) , offset by lower volume of exported oil ( 43% ) , depending on lower production and higher feedstock processed.

Cost of goods sold

Cost of sales of R$ 233,726 million, 11 % higher than the year 2012, depicting:

•               4% increase in sales volume of oil products in the domestic market, supported by increased domestic refining;

•               Higher volumes of natural gas imports, to meet the thermal demand , and oil , due to further processing in refineries , combined with the impact of exchange rate depreciation of 10% on costs ;

•               Higher spending on oil production, resulting from the greater number of well interventions and entry into operation of new facilities, which have not yet produced its entire capacity.

Gross Profit

Stable gross profit compared to 2012.

Operational Expenses

Operating expenses decreased by R $ 1,710 million, mainly highlighting:

•               Sales : increase of R$ 997 million , primarily reflecting higher personnel expenses, arising out of ACT 2012 and 2013 and the level advancement and promotion process, and freight, due to higher sales volume in the domestic market ;

•               General and Administrative: increase of R$ 909 million, primarily reflecting higher personnel expenses, arising out of the 2012 and 2013 Collective Bargaining Agreement;

•               Exploration costs: reduction of R$ 1,426 million, due to reductions of dry and sub-commercial wells;

•               Other operating expenses: decrease of R$ 3,341 million, especially for gain on the sale of assets.

Net Financial Result

Net financial expense of R $ 6,202 million, R$ 2,479 million compared to 2012 , due to:

•               Reduction in interest income, which in 2012 contemplated the gain on the sale of the NTN -B and recognized income on escrow deposits (R$ 2,635 million);

•               Increase in interest expense due to higher debt and REFIS;

•               Lower monetary and foreign exchange losses (R$ 2,696 million), due to the adoption of hedge accounting to hedge future exports, reducing in R$ 12,691 million foreign exchange impact on the financial result.

Net Profit

Net income R$ 2,388 million higher than in fiscal year 2012, reflecting lower tax expenses, increase in operating income and gains on equity investments, partially offset by lower net interest income .

Review of Consolidated Assets -2013: Cash and cash equivalents

Increase of R$ 9,544 million as a result of:

•               Increase of 4 % in operating cash flow, driven by the positive effect of increases in the price of diesel and petrol throughout 2013 and 6% growth in the production of derivatives, allowing a drop in the volume of imports thereof. These effects were partially offset by the impact of the devaluation on the cost of imports, as well as lower volume of oil exports.

•               • Volume of funding in 2013, net of amortization, in the amount of R$ 33,176 million, representing an increase of R$ 15,860 million compared to 2012. Emphasis must be given to the issue in dollars of approximately US$ 11 billion of bonds in May 2013 in the capital market, in addition to funding from financial institutions in Brazil and abroad.

•               Collection of R$ 8,383 million over 2013 as a result of asset sales. These features are related to sales made in the scope of the Divestitures program (PRODESIN), with emphasis on sales of 50 % interest in assets in Africa (through the formation of a joint venture and partial sale of assets) and the shareholding in BC-10 block in Brazil .

The primary uses of cash were related to investments in the Company, totaling R$ 98,038 million, compared to R$ 79,832 million in 2012. Emphasis must be given to the increase in investments in E & P, R$ 16,547 million, including U.S.$ 6 billion related to the acquisition of rights on the block of Libra in the pre-salt layer.

Securities -Current

The reduction of R$ 12,215 million compared to the balance as of 12.31.2012 is due to lower investments in securities classified as trading securities for sales purposes in the short term, as described in Note 7 of the financial statements of the year 2013.

Stocks

The net increase in stock in the amount of R$ 3,588 million portrays the growth of unit costs, mainly influenced by the behavior of international prices and the appreciation of the dollar against the real, as well as by higher production costs. The effect of higher costs was partially offset by a reduction in the volume of imported derivatives, due to increased production at refineries.

Assets classified as held for sale

The increase from R$ 290 million in 2012 to R$ 5,638 million in 2013 primarily reflects sales transactions that, at the end of 2013, were subject to preceding conditions and therefore recognized and classified as "held for sale" , as shown below:

							Consolidated
						2013	2012
			Gas & Internationa
	E&P (*)	Supply	Energy	l	Other	Total	Total
Assets classified as held for sale
Fixed	116	293		3,759	1	4,169	290
Accounts receivable		243		75		318
Stocks		182		101		283
Investments		36	65	25		126
Cash and Cash Equivalents		9		274		283
Other		35		424		459
	116	798	65	4,658	1	5,638	290

Liabilities associated with assets classified as
held for sale
Suppliers		(60)		(323)		(383)
Provisions for dismantling of areas				(70)		(70)
Financing		(36)		(1,398)		(1,434)
Other		(53)		(574)		(627)
		(149)		(2,365)		(2,514)

(*)Includes impairment loss of assets, as stated in note 14.3 of the financial statements for the year 2013.

Additional information is disclosed in Note 10.2 to the financial statements for the year 2013.

Accounts receivable, net -non-current

Increase of R$ 1,541 million compared to the balance on 12.31.2012 is mainly the result of the reclassification to non-current asset receivables from the electricity sector, reflecting the expectation of realization, as described in Note 19.6 to the financial statements for the year 2013.

Taxes and contributions -Non-Current Assets

The increase of R$ 1,930 million, compared to the balance on 12.31.2012 , due primarily to higher deferred tax credits levied on purchases of fixed assets due to the level of investments of the company .

Fixed assets

The increase in fixed assets by R $ 115,164 million is due to investments for the development of production projects for oil and natural gas, the construction of ships and pipelines and the construction and expansion of industrial units and also the amount of R$ 50,389 reclassified from intangible assets to Fixed Assets as a result of the declaration of commerciality of areas bound to the Assignment Agreement (Franco and Sul de Tupi) areas , as described in note 13 of the financial statements for 2013.

Find below the use of assets in U.S. $ million:

Balance at December 31, 2012	418,716
Additions	83,582
Creation / revision of estimated decommissioning of areas	(1,431)
Capitalized interest	8,474
Amalgamation	145
Write-offs	(5,610)
Transfers	48,018
Depreciation, amortization and depletion	(27,999)
Impairment - Formation	(232)
Impairment - reversal	277
Cumulative translation adjustment	9,940
Balance at December 31, 2013	533,880

Intangible assets

The reduction of R$ 45,086 million ( 56% ) is due to the declaration of commerciality of the areas of Franco and Sul de Tupi, located in the pre-salt layer of Santos Basin, submitted by Petrobras on December 19th , 2013 to the Brazilian Oil Agency (ANP) .

With the declaration of commerciality, the amounts paid to the Government in the purpose of the areas of Franco and Sul de Tupi, in the amounts of R$ 48,621 and R$ 1,768 , respectively , were reclassified from intangible assets to Fixed assets, as described in note 3.9 of the financial statements for 2013. Such amount will be the subject of the amendment to the Assignment Agreement, as described in Note 13.2 to the financial statements for the year 2013.

Review of Consolidated Liabilities -2013:

Financing

Total debt on 31/12/2013 grew by 36 % compared to 31.12.2012 due to long-term funding and the impact of exchange rate depreciation of 14.6%. Comments on main funding are presented in item 10.1,f,i of this form and additional information are available in Note 17 of the financial statements for 2013.

Proposed Dividends

The allowance balance at the end of the end is greater than R $ 3,147 million mainly due to the advance made by the parent company in 2012, amounting to R$ 2,609 million, payable on May 31st, 2012, in the form of interest on own capital.

Pension and Health Plans

The observed reduction in actuarial liabilities of the company , amounting to R$ 12,175 million , mainly results from variations in the financial assumptions , in particular the increase in the discount rates used to calculate the present value of the obligation (contrary to what occurred in 2012) as per the comparative discount rates table below:

Plano	2011	2012	2013
Petros Plan of the Petrobras System	5.58%	3.75%	6.56%
Petros Plan -2	5.58%	3.75%	6.65%
AMS	5.59%	3.81%	6.58%

Note that these rates are based on the offset of long-term government securities, NTN-Bs – that have experienced an increase as a reflection of the changes in 2013 in the basic rate of the economy.

Regarding AMS, the most significant effect was due to the update of the tables with estimates of consumption, whose inclusion in the liabilities annulled the gain arising from increasing interest rates.

Additional information is available in note 22 of the financial statements for 2013.

Provisions for dismantling of areas

The reduction of R$ 2,583 million compared to the balance on 31.12.2012 reflects the operation presented below:

Non-current liabilities	2013	2012
Initial balance	19,292	8,839
Revision of provision	(2,051)	10,754
Use for payments	(1,092)	(571)
Adjustment of interest	426	258
Other	134	12
Closing balance	16,709	19,292

The main causes justifying the reduction to the revision of the estimate in 2013 were variations in the risk-free rate, exchange rate and also the continuous efforts of Petrobras in the development and implementation of more efficient technologies essential to the viability and implementation of its projects.

Liabilities associated with assets classified as held for sale

The balance of R$ 2,514 million represents liabilities associated with assets classified as held for sale as described above in the section on "assets classified as held for sale".

10.2. The officers must comment on

a. the issuer's operations results, particularly:

i. description of any important revenue components

Our receipts come from:

•               Local sales, which consist of sales of oil products (such as diesel, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, biofuels, electricity and petrochemical products;

•               export sales, which consist primarily of sales of crude oil and oil products;

•               International sales (excluding export sales), which consist of sales of oil, natural gas and oil that are purchased, produced and refined abroad, and

•               Other receipts, including services, income from investments and foreign exchange gains.

ii. factors that affected the operating results materially

The main factors that materially affect the consolidated operating result by comparing 2013 and 2012 were :

•               Higher prices on sales of products in the domestic market due to increases in petrol and diesel, higher energy prices and foreign exchange impacts ( 10% ) on the prices of derivatives linked to the international market;

•               Increased demand for oil products in the domestic market ( 4% ) , mainly diesel ( 5% ) , petrol ( 4% ) and fuel oil ( 17% ) , offset by lower volume of exported oil ( 43% ) , depending on lower production and higher feedstock processed .

•               Higher volumes of natural gas imports , to meet the thermal demand , and oil , due to further processing in refineries , combined with the impact of exchange rate depreciation of 10% on costs ;

•               Higher spending on oil production, resulting from the greater number of well interventions and entry into operation of new facilities , which have not yet produced its entire capacity.

•               Reduction of dry and sub-commercial wells ;

•               Biggest gains from asset sales.

b               variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes, and the introduction of new products and services

Sales revenue relating to exports and receipts from domestic sales of derivatives standardized to the international market are influenced by changes in exchange rates and changes in international oil prices.

	2013	2012	2013 x 2012 (%)
Quotations
Brent (U.S. $ / bbl)	108.66	111.58	(3)
Average sales dollar (£)	2.16	1.96	10
Final sales dollar (U.S. $)	2.34	2.04	15
Average Selic-rate (%)	8.19	8.54	-

Indicators of average prices
Price of basic derivatives from the domestic market (U.S. $ / bbl)	209.17	186.55	12
Sales Price - Brazil
. Oil (U.S. $ / bbl) *	98.19	104.60	(6)
. Natural Gas (U.S. $ / bbl)	47.43	48.45	(2)
Sales Price - International
. Oil (U.S. $ / bbl)	89.86	94.37	(5)
. Natural Gas (U.S. $ / bbl)	21.08	17.99	17
* Average of exports and internal transfer prices of E & P for the Supply.

Changes in Sales Volume in Thousand Barrels / Day:

	2013	2012	2013 x 2012 (%)
Diesel	984	937	5
Gasoline	590	570	4
Fuel oil	98	84	17
Naphtha	171	165	4
LPG	231	224	3
AVK	106	106	-
Other	203	199	2
Total derivatives	2,383	2,285	4
Alcohols, renewable nitrogen and other	91	83	10
Natural gas	409	357	15
Total from domestic market	2,883	2,725	6
Export	395	554	(29)
foreign sales	514	506	2
Total external market	909	1,060	(14)
Grand Total	3,792	3,785	-

c. the impact of inflation, of the variation in the prices of the main input and products, and of the exchange and interest rates on the operating results and on the issuer's financial result

2013 x 2012 Assessment Operating Income

The main impacts of the operating income in the aforementioned variables are as follows:

Goods: higher prices on sales of by-products in the domestic market due to increases in gasoline and diesel and exchange rate (10%) effects on the prices of by-products linked to the international market;

Inputs: effect of exchange rate depreciation on imports of oil and by-products, trading operations and government interests.

Financial Results: Lower monetary and foreign exchange losses ( BRL$ 2,696 million), due to the reduction of foreign exchange exposure by the extent of hedge accounting to protect future exports, reducing by BRL$ 12,691 million the foreign exchange impact on the financial result.

			Consolidated
	2013	2012	2013 X 2012
Monetary and exchange variations about net			2.937
indebtedness (*)	(3,648)	(6,585)
Expense on indebtedness	(11,878)	(10,067)	(1,811)
Income from financial investments and government			(538)
bonds	2,784	3,322
Financial income on net indebtedness	(12,742)	(13,330)	588
Capitalized interest	8,500	7,430	1,070
Gains (losses) on derivative instruments	(408)	(89)	(319)
Income from securities	(217)	1,862	(2,079)
Other financial income and net expenses	(732)	834	(1,566)
other net foreign exchange and monetary variations	(603)	(430)	(173)
Net financial income	(6,202)	(3,723)	(2,479)
Revenue	3,911	7,241	(3,330)
Expenses	(5,795)	(3,950)	(1,845)
Monetary and exchange variations, net	(4,318)	(7,014)	2,696

(*)Includes monetary variation over loans in national currency restricted to the dollar variation

10.3. The officers must comment on the relevant effects the following events have caused or are expected to cause on the issuer's financial statements and results:

a. introduction or transfer of operating segment

No changes compared to 2012.

b. Constitution, acquisition or disposal of equity interest

i. Acquisition of assets

Araucária Nitrogenados S.A.

On June 1, 2013, Petrobras assumed control over Araucária Nitrogenados S.A. (FAFEN-PR), under an agreement to acquire all shares of the company executed with Vale S.A. on December 18, 2012. The transaction was approved by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) on May 15, 2013.

The transaction price consideration was US$ 234 millions and will be paid to Vale through lease income from mineral rights for properties owned by Petrobras in Sergipe. The assessment of the fair value of assets and liabilities is ongoing and will be completed within 12 months from the date Petrobras assumed control of the investee. A US$ 76 millions gain on bargain purchase has been recognized in profit or loss, as gains on interest in investees, based on a preliminary assessment of the fair value of assets acquired and liabilities assumed (US$ 310 millions). Provisional amounts recognized may be adjusted during the measurement period.

Termoaçu

On May 14, 2013, Petrobras entered into a contractual arrangement with Neoenergia to acquire its 23.13% interest in the share capital of Termoaçu.

Petrobras increased its interest in Termoaçu to 100% upon the completion of the transaction, which was subject to: the approval by Agência Nacional de Energia Elétrica – ANEEL, obtained on June 14, 2013, consent of Conselho Administrativo de Defesa Econômica – CADE, obtained on July 17, 2013, as well as the arbitral award, regarding the performance of the sales and purchase agreement, awarded by the Arbitral Tribunal on August 14, 2013. The total consideration paid, after price adjustments, was US$74 millions.

ii. Disposal of assets

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. (which further assigned the sale and purchase contract to Chipley SP Participações) for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of the voting stock, for a consideration of US$304millions, excluding contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were concluded for a total amount of US$ 297 millions, including contractual price adjustments.

Due to the pending conditions precedent for conclusion of this transaction as of December 31, 2013, the assets and associated liabilities were classified as held for sale.

Formation of joint venture to operate in Exploration and Production (E&P) in Africa

On June 14, 2013, the Board of Directors of Petrobras approved the agreement between Petrobras International Braspetro B.V. (PIBBV), a subsidiary of Petrobras, and BTG PactuaI E&P B.V, a subsidiary of Banco BTG PactuaI S.A., to form a joint venture to operate in the exploration and production of oil and gas in Africa, comprised of assets in Angola, Benin, Gabon, Namibia, Nigeria and Tanzania.

BTG PactuaI E&P B.V. acquired 50% of the joint-venture shares of Petrobras Oil & Gas B.V. (PO&G), previously held by PIBBV, for the total amount of US$ 1,548millions, including US$ 36millions received as an advance for the disposal of assets in Angola and Tanzania. The transaction was concluded on June 28, 2013 and the Company recognized a US$877 gain before taxes in other operating income (expenses), as set out below:

As the Angola and Tanzania portions of the transaction are subject to approval by their respective governments, the carrying amount of the assets located in those countries was classified as held for sale.

The partnership’s investment in PO&G was classified as a joint venture, and was therefore unconsolidated, reflecting the corporate structure and the terms of the shareholders' agreement, signed on June 28, 2013.

Companhia Energética Potiguar

On August 16, 2013, Petrobras entered into an agreement with Global Participações Energia S.A. to dispose of its 20% interest in the voting capital of Companhia Energética Potiguar for US$ 10 millions, after contractual price adjustments.

The approval by Conselho Administrativo de Defesa Econômica – CADE was obtained on September 25, 2013 and the transaction was concluded on October 31, 2013.

Coulomb field – USA

On August 16, 2013, the Board of Directors of Petrobras approved the disposal by Petrobras America Inc., a subsidiary of Petrobras International Braspetro B.V. (PIBBV), of its 33% interest in the Coulomb field, located at the Mississipi Canyon block 613 (MC 613) for US$ 184 millions. Shell Offshore Inc., operator and holder of a 67% interest in the field, exercised its purchase right of first refusal.

After the price adjustment established in the farm-out agreement and the costs associated with the asset, a gain of US$ 121 millions, net, was recognized when the transaction was concluded, on September 27, 2013.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. (Innova) to Videolar S.A. and its controlling shareholder, at a consideration of US$ 369 millions, subject to price adjustment before the transaction is concluded.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions precedent for conclusion of this transaction, on December 31, 2013 the assets and associated liabilities involved in this transaction were classified as held for sale.

BC-10 Block -Parque das Conchas

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of the total interest in the Parque das Conchas offshore project (BC-10 block), representing 35% of the joint venture and 35% of Tambá BV – an equipment supplier, for a consideration of US$ 1.54 billion.

The agreement with Sinochem Group established certain conditions precedent to the conclusion of the sale, including the right of first refusal of the parties in the joint venture and the approval of the transaction by Conselho Administrativo de Defesa Econômica (CADE) and Agência Nacional de Petróleo, Gás e Biocombustíveis (ANP).

On September 17, 2013 Shell and ONGC Videsh exercised their rights of first refusal to purchase a 23% and a 12% interest, respectively.

After approval by ANP and CADE, the assets were disposed of on December 30, 2013. The transaction resulted in a US$ 446 millions gain for the Company.

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro

B.V. (PIBBV), to Perenco Colombia Limited, for a consideration of US$ 380 millions, subject to price adjustment before the closing of the transaction.

The transaction is subject to customary conditions precedent, including its approval by the Agência Nacional de Hidrocarburos – ANH.

Due to the pending conditions precedent for conclusion of this transaction, at December 31, 2013 the assets and associated liabilities involved in the transaction were classified as held for sale.

Exploration Blocks -Uruguai

On October 4, 2013, the Board of Directors of Petrobras approved the disposal to Shell of a 40% interest that Petrobras Uruguay Servicios y Operaciones S.A. – PUSO, a subsidiary of Petrobras Uruguay S.A. de Inversión had in Bizoy S.A. and Civeny S. A., for a consideration of US$ 18 millions. Bizoy S.A. and Civeny S.A. held exploration blocks 3 and 4, respectively, located in the Punta Del Este Basin, in Uruguai.

The transaction is subject to certain conditions precedent, mainly the approval by Administración Nacional de Combustibles Alcohol y Portland (ANCAP).

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in the transaction were classified as held for sale.

Petrobras Energia Peru S.A.

On November 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras Internacional Braspetro BV – PIB BV to China National Petroleum Corporation (CNPC), for US$ 2,669 millions, subject to price adjustment until the transaction is concluded.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities related to the transaction objects were classified as held for sale.

c. unusual events or operations

None.

10.4. The officers must comment on:

a. significant changes made to accounting practices

Amendment to IAS 19 -Employee Benefits (CPC 33 -R1)

In 2013 amendment to IASB on rule IAS 19 -Employee Benefits (CPC 33 – R1) came into force, which eliminated the possibility of deferral of losses / Actuarial gains from pension and health plans (corridor method) and requires the calculation net interest based on the application of the discount rate on the balance of the net liabilities of the assets of the plan.

Offset of deferred income and social contribution taxes

The company now presents the income tax and social contribution taxes on net basis in the assets or liabilities, considering the balances of each of the consolidated companies.

b. significant effects of the changes made to accounting practices

Amendment to IAS 19 -Employee Benefits (CPC 33 -R1)

As a result of this amendment, the Company recognized in its consolidated financial statements for the year ended December 31st, 2012 an increase of net liabilities in R$ 20,764 million (R$ 11,590 million at January 1st, 2012), offset by a reduction of the deferred tax liability of R $ 6,105 million (R $ 3,108 million at January 1st, 2012) and equity of R$ 14,659 million (R $ 8,482 million at January 1st, 2012).

Offset of deferred income and social contribution taxes

Reduction of R $ 8,978 million in consolidated assets and liabilities (reduction of R $ 6,714 million at January 1st, 2012).

The following are the effects of reclassifications for comparison:

Consolidated balance sheet (in millions of dollars)

				12.31.2012				01.01.2012
		Effect of the	Deferred net			Effect of the	Deferred net
		amendment	IR and CSLL			amendment	IR and CSLL
	Disclosed (*)	to IAS 19 (a)	(b)	Represented	Disclosed (*)	to IAS 19 (a)	(b)	Represented
Assets
Current assets	118,102	-	-	118,102	121,164	-	-	121,164
Noncurrent receivables	47,214	293	(8,978)	38,529	42,134	147	(6,714)	35,567
Investments	12,477	-	-	12,477	12,248	-	-	12,248
Fixed assets	418,716	-	-	418,716	343,117	-	-	343,117
Intangible assets	81,207	-	-	81,207	81,434	-	-	81,434
	677,716	293	(8,978)	669,031	600,097	147	(6,714)	593,530

Liabilities
Current liabilities	69,620	-	-	69,620	68,212	-	-	68,212
Noncurrent liabilities	262,663	14,951	(8,978)	268,636	199,661	8,629	(6,714)	201,576
Equity attributable to the
shareholders of Petrobras	343,079	(14,658)	-	328,421	329,839	(8,482)	-	321,357
Non-controlling shareholders’
interest	2,354	-	-	2,354	2,385	-	-	2,385
	677,716	293	(8,978)	669,031	600,097	147	(6,714)	593,530

(*)Disclosed in the financial statements for the year ended December 31st , 2012.

These changes have not generated material impacts on the results and cash flows of the Company.

c. exceptions and highlights in the auditor’s opinion

None.

10.5. The officers must name and comment on the critical accounting policies the issuer has adopted, exploring, particularly, accounting estimates made by the management regarding uncertain and relevant issues for the description of the financial status and the results, which require subjective or complex judgment, such as contingency provisions, acknowledgment of the revenue, tax credits, long-lasting assets, noncurrent asset useful life, pension plans, conversion adjustments made in foreign currency, environmental recovery costs, criteria used to test asset and financial instrument recovery

The preparation of financial statements requires the use of estimates and judgments for certain operations and their impact on assets, liabilities, receipts and expenses. The assumptions are based on historical experience and other factors considered relevant, reviewed periodically by the Management and whose results could differ from those estimates.

The information herein is presented only on accounting policies and estimates that require a high degree of judgment or complexity in their application and that could materially affect the financial condition and results of the Company.

Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and fluid sample core data and are used as the basis for calculating unit-ofproduction depreciation rates and for impairment assessments.

These estimates require the application of judgment and are reviewed at least annually and on an interim basis if objective evidence of significant changes becomes available based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in development strategy or production equipment and facility capacity.

Oil and gas reserves include both proved and unproved reserves. According to the definitions prescribed by the SEC proved oil and gas reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Proved reserves can be further subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and represented 59.9% of the total proved reserves of the Company as of December 31, 2013.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Other information about reserves is presented as supplementary information.

a) Oil and gas reserves: depreciation, amortization and depletion

Depreciation, amortization and depletion are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation and depletion recognized in profit or loss and the carrying amounts of oil and gas properties assets.

Therefore all other variables being equal, a decrease in estimated proved reserves would increase, prospectively, depreciation expense, while an increase in reserves would reduce depreciation.

See notes 3.8 and 12 for more detailed information about depreciation, amortization and depletion.

b) Oil and gas reserves: impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note 3.10. In general, analyses are based on proved reserves and probable reserves. The percentage of probable reserves that the Company includes in cash flows does not exceed the Company’s past success ratios in developing probable reserves.

The Company performs asset valuation analyses on an ongoing basis as a part of its management program by reviewing the recoverability of their carrying amounts based on estimated volumes of oil and gas reserves, as well as estimated future oil and natural gas prices.

The Company, typically, does not view temporarily low oil prices as a trigger event for conducting impairment tests. The markets for crude oil and natural gas have a history of significant price volatility and although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Accordingly, any impairment tests that the Company performs make use of its long-term price assumptions used in its planning and budgeting processes and its capital investment decisions, which are considered reasonable estimates, given market indicators and experience.

Lower future oil and gas prices, considered long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates could trigger the need for impairment assessment.

See notes 3.8, 12 and 14 for more detailed information about oil and natural gas exploration and development assets.

Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGU’s) requires management assumptions and judgment, based on the Company’s business and management model, and may significantly impact the results of the impairment tests of long-lived assets. The assumptions set out following have been consistently applied by the Company:

Exploration and Production CGU’s: producing properties: oil and natural gas producing properties comprised of a group of exploration and development assets.

Downstream CGU’s: i) Refining assets CGU: a single CGU comprised of all refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro. This CGU was identified based on the concept of integrated optimization and performance management, which focus on the global performance of the CGU, allowing a shift of margins from one refinery to another. Pipelines and terminals complement and are an interdependent portion of the refining assets, to supply the market; ii) Petrochemical CGU: petrochemical plants from PetroquímicaSuape and Citepe; iii) Transportation CGU: the transportation CGU is comprised of the vessel fleet of Transpetro.

Gas & Power CGU’s: i) Natural gas CGU: comprised of natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants; and ii) Power CGU: thermoelectric power generation plants.

Distribution CGU: comprised of the distribution assets related to the operations of Petrobras Distribuidora

S.A. and Liquigás Distribuidora S.A..

Biofuels CGU’s: i) Biodiesel CGU: group of assets that compose the biodiesel plants. The CGU reflects an integrated view of the biodiesel plants and is defined based on the production planning and operation process, considering domestic market conditions, the capacity of each plant, as well as the results of biofuels auctions and raw materials supply; ii) Ethanol CGU: comprised of investments in associates and joint ventures in the ethanol sector.

International CGU: i) International Exploration and production CGU: oil and natural gas producing properties comprised of a group of exploration and development assets outside of Brazil; ii) Other operations of the international business segment: smallest identifiable group of assets that generates largely independent cash inflows.

Investments in associates and joint ventures including goodwill are individually tested for impairment.

See notes 3.10 and 14 for more detailed information about impairment.

Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care postretirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

a) Discount rate: comprises the projected future inflation rate curve and an equivalent real interest rate that matches the duration of the pension and health care obligations with the yield curve of long-term

Brazilian government bonds; and

b) Medical costs: comprise several projected annual growth rates based on per capita health care benefits paid for the last five years, which are used to set a starting point for the curve, which decreases gradually in 30 years, converging to a general inflation index.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22.

Estimates related to contingencies and legal proceedings

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which estimates are made by Petrobras of the amounts of the obligations and the probability that an outflow of resources will be required, based on legal advice and management’s best estimates.

See note 31 for more detailed information about contingencies and legal proceedings.

Dismantling of areas and environmental remediation

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

These estimates require performing complex calculations that involve significant judgment because the obligations are long-term; the contracts and regulation have subjective descriptions of what removal and remediation practices and criteria will have to be met when the events actually occur; and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations.

The Company is constantly conducting studies to incorporate technologies and procedures seeking to optimize the operations of abandonment, considering industry best practices. Notwithstanding, the timing and amounts of future cash flows are subject to significant uncertainty.

See notes 3.14 and 20 for more detailed information about the decommissioning provisions.

Derivative financial instruments

Derivative financial instruments are measured at fair value in the financial statements. Fair value measurement requires judgment related to the availability of identical or similar assets quoted in active markets or otherwise the use of alternate measurement models that can become increasingly complex and depend on the use of estimates such as future prices, long-term interest rates and inflation indices.

See notes 3.3.5 and 34 for more detailed information about derivative financial instruments.

Hedge accounting

Identifying hedging relationships between hedged items and hedging instruments (derivative financial instruments and long-term debt) requires critical judgments related to the existence of the hedging relationship and its effectiveness. In addition, the Company continuously assesses the alignment between the hedging relationships identified and the objectives and strategy of its risk management policy.

See notes 3.3.6 and 34 for more detailed information about hedge accounting.

10.6. Regarding the internal controls adopted to ensure reliable financial statements are prepared, the officers must comment on:

a. efficiency levels of such monitoring mentioning possible imperfections and measures taken in order to correct them

The Petróleo Brasileiro -Petrobras and subsidiaries (“the Company”) administration is responsible for establishing and maintaining the effective internal controls to the preparation and disclosing of consolidated accounting statements, well as assessing the effectiveness of internal controls related to the preparation and disclosure of the consolidated financial statements.

The Company’s internal controls referring to the preparation and disclosing of consolidated accounting statements are processes developed by or under the supervision of the Company’s Audit Committee, the Chairman and the Financial Director and executed by the directors and other officers in order to provide reasonable safety in relation to the dependability of the development process and disclosing of the financial reports and to the development of accounting statements for external use, according to the accounting principles generally accepted.

Due to the own limitations, the internal controls on the development process and disclosing of the consolidated accounting statements may not avoid or detects mistakes properly. Therefore, even the established systems that are considered effective may provide only reasonable safety relative to the process of development and disclosing of consolidated accounting systems. Similarly, the future appraisals of the efficiency of the internal controls are subject to the risk that the controls may become inadequate due to the changes in the conditions or that the level of compliance of the policies or procedures may deteriorate.

The Administration has assessed the efficacy of the Company’s internal controls referring to the process of development and disclosure of the consolidated accounting statements on December 31, 2013. Based on this assessment, the Administration has concluded that, on December 31, 2013, the Company’s internal controls referring to the development of the consolidated financial statements are effective.

b. deficiencies and recommendations on internal monitoring on the report by the independent auditor

The Independent auditors of PricewaterhouseCoopers (PwC) Independent Auditors did not identify during the execution of audits, deficiencies or recommendations on the Company's internal controls that could affect the opinion on the financial statements for the year ended December 31st, 2013. They communicated to the Company's management a significant deficiency in controls over access to critical information systems, but that did not impact the Company's ability to record, process, summarize and report financial data. The management presented compensating controls that revealed to be effective and, therefore, would be sufficient to identify any improperly performed activity and, consequently, the management would know and treat it promptly. In addition, the management is already developing improvements in control activities and tools used in the access to information systems in order to better support the control objectives defined and extend accordance with the requirements of the COBIT framework, an international standard adopted as a reference for its control of information technology.

10.7. If the issuer has made a public offer to distribute securities, the officers must comment on:

a. how the resources resulting from the offer were used

In 2010, the Company made a global offer of shares in the amount of R$120 billion, considering the Supplementary Lot and the Additional Lot. Net resources, including LFT, are used (1) to compensate the Onerous Assignment and (2) to continue developing all of our business segments. We intend to allocate those net resources specifically as follows:

•               approximately 62.2% to compensate the Onerous Assignment, according to Act 12,276; and

•               approximately, 37.8% applies to finance our investments, which, according to our Business Plan for 2014-2018, are of USD 220,6 billion, as well as for keeping a capital structure and proper leveraging indexes.

b               if there were relevant deviations between the actual use of the resources and the use proposals  announced in the prospectus for the actual distribution

Not applicable.

c. if there were deviations, the reasons for such deviations

Not applicable.

10.8. The officers must describe the relevant items that are not made clear in the issuer's financial statements, indicating:

a. Assets and liabilities directly or indirectly owed by issuer, which are off-balance sheet items, such as:

i. operating leases assets and liabilities

ii. sold receivables portfolios in which the entity has risks and responsibilities, indicating the respective liabilities

iii. future product or service purchase and sale agreements iv. unfinished construction contracts v. future financing receipt agréments

On December 31st, 2013, we had no off-balance sheet arrangements that have, or may have a material effect on our financial condition, receipts or expenses, results of operations, liquidity, capital expenditures or capital resources.

The following table summarizes our outstanding contractual obligations and commitments on 12.31.2013:

	Total	2014	2015- 2018	2019 on
Contractual obligations
Balance sheet arrangements: *
Debt obligations	274.915	26.048	104.676	144.191
Upon transfer of benefits, risks and control of assets	209	12	44	152
All balance sheet arrangements	275.124	26.060	104.720	144.343
Other contractual commitments
ship or pay natural gas	7,460	1,267	4,939	1,254
Services hired	132,140	58,888	61,051	12,201
GN purchase commitment	28,243	5,292	18,889	4,062
No transfer of benefits, risks and control of assets	122,027	34,396	56,664	30,967
Purchase commitment	46,334	17,645	26,370	2,319
Total other commitments	336,204	117,488	167,913	50,803
Total	611,328	143,548	272,633	195,146
* Does not include obligations for post-employment benefits. See note 20 in the financial statements.

b. other items that are not featured in the financial statements

There are no other items that are not mentioned in the previous item.

10.9. Regarding each of the items that is not featured in the financial statements shown in item 10.8, the officers must comment on:

a. how such items change or may come to change the revenues, expenses, operating results, financial expenses or other items in the issuer's financial statements

The contracts which are not recorded in the financial statements are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts which have not yet been fully complied with and, consequently, there is no recognition of the corresponding assets or expenses.

b. nature and purpose of the operation

The contracts which are not recorded in the financial statements are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts which have not yet been fully complied with and, consequently, there is no recognition of the corresponding assets or expenses.

c. nature and amount of the obligations taken on and the rights generated in favor of the issuer as a result of the operation

The contracts which are not recorded in the financial statements are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts which have not yet been fully complied with and, consequently, there is no recognition of the corresponding assets or expenses.

10.10. The officers must indicate and comment on the main elements in the issuer's business plan, exploring, specifically, the following issues:

a. investments, including:

i. quantitative and qualitative description of the investments in progress and the foreseen investments

In February 25th, 2014 the Board of Directors of Petrobras approved the 2030 Strategic Plan (SP 2030) and the 2014 – 2018 Business and Management Plan (BMP 2014-2018).

Keeping its position as an integrated energy company, the 2030 Strategic Plan defines the Major Choices of its business areas as:

•               Exploration and Production: Produce an average of 4.0 million bpd between 2020 and 2030, considering Petrobras stake in fields in Brazil and abroad and acquiring exploratory rights to support this goal;

•               Refining, Transportation, Commercialization and Petrochemical: Supply the Brazilian oil products market, reaching a refining capacity of 3.9 million bpd, in line with market requirements;

•               Distribution: Maintain leadership in the Brazilian fuel market, increasing the value added and the preference for Petrobras brand.

•               Gas, Power and Gas-chemical: Add value to the businesses of the natural gas chain, monetizing the natural gas from the pre-salt and from the interior basins of Brazil;

•               Biofuels: Keep growing in biofuels, ethanol and biodiesel aligned with Brazilian diesel and gasoline markets;

•               International: Perform E&P activities, with focus in oil and gas exploration in Latin America, Africa and the US.

Petrobras 2030 Vision is: “Be one of the world´s top five integrated energy companies (*) and the company of choice for our stakeholders”.

(*) Defined as being among the top five oil producing companies, incluidng both listed and non-listed companies

Petrobras 2030 Strategic Plan reaffirms Petrobras´s mission: “Work ethically, safely and profitably in the oil and natural gas industry, with social and environmental responsibility, providing the right products for costumer needs and contributing for the development of Brazil and the countries in which it operates.”

The Strategic Plan also establishes the Corporate Guidelines, which guide all Petrobras businesses and activities: Profitability, Social and Environmental Responsibility and Integrated Growth.

Aligned with the 2030 SP and focusing on short and medium term, the Board of Directors also approved the 2014-2018 Business and Management Plan with total investments of Petrobras of US$ 220.6 billion.

2014 – 2018 Business and Management Plan (in US$bn)

Segments	Investments	%
Exploration & Production (E&P)	153,9	70%
Downstream	38,7	18%
Gas & Power (G&P)	10,1	5%
International	9,7	4%
PBio - Petrobras Biocombustíveis	2,3	1%
BR Distribuidora	2,7	1%
Engineering, Technology and	2,2	1%
Procurement
Other areas*	1,0	0,5%
Total	220,6	100%

*Finance, Strategic and Corporate-Services Areas

The 2014-2018 BMP maintains the project management principles from the previous plans, but reclassifies them into three project Portfolios: Projects under Implementation, Projects under Bidding Process and Projects under Evaluation. The Portfolio of Projects under Implementation includes all projects under construction or that have already received accepted bids among all business areas, as well as the resources required for studies of projects in the Portfolio of Projects under Evaluation. The Portfolio under Bidding

Process includes all E&P projects in Brazil not yet under implementation that still must pass through the contracting process, as well as the Premium I and Premium II Refineries that will have their bidding process conducted in 2014. Petrobras´s share of spending for these two portfolios, Projects under Implementation and Bidding Process, totals US$ 206.8 billion.

The Portfolio under Evaluation totalling US$ 13.8 billion, includes projects of all the business areas except E&P in Brazil that are currently in Phase I (opportunity identification), II (conceptual project) and III (basic project). These projects are less mature and do not have a significant impact on the oil production curve and on the oil products processed in Brazil through 2020.

All 2014-2018 BMP projects incorporate the use of S curves (graphs that represents a projects’ physical and financial progression) and projections are based on the analysis of these curves. The S-Curves are closely monitored by the Executive Board in order to ensure that the Plan´s targets are met.

The Exploration & Production segment in Brazil will invest US$ 153.9 billion, which represents an increase of 4.3% (US$ 6.4 billion) from the 2013-17 BMP, mainly due to the inclusion of 2018 investments that reflect the acceleration of planned production by 2020. Of the total investment, 73% will be allocated to production development, 15% to exploration and 12% to infrastructure. Considering US$ 135.9 billion to be invested in production development and exploration activities, 60% will be destined to Pre-salt and 40% to Post-Salt.

The Downstream portfolio of Projects under Implementation and Bidding Process comprise US$ 38.7 billion of investments. The principal Projects under Implementation are the Abreu e Lima Refinery, the first phase of Comperj and the construction of 45 transportation vessels of oil and oil products (Promef). The Portfolio of Projects under Bidding Process within the downstream area is the Premium I and Premium II Refineries.

The Gas&Power segment has US$ 10.1 billion allocated in the 2014-2018 BMP, notably with the projects Três Lagoas Fertilizers Plants, Uberaba Fertilizers Plants, and the gas offloading pipelines from the Pre-salt (Route 2 and Route 3), and the Units of Natural Gas Processing (UPGN), all under Implementation.

The International area will have investments of US$ 9.7 billion, with emphasis on the E&P segment, which represents 92% of these investments.

The Biofuels segment has allocated investments of US$ 2.3 billion, mostly related to ethanol and biodiesel projects.

The Distribution business has investments of US$ 2.7 billion, with highlight to projects aimed at maintaining market leadership and increasing market share in the automotive segment.

The 2014-2018 BMP continues with the structuring actions represented by the Plan’s supporting programs, which have been contributing, since 2012, to the Company’s results:

(a) Campos Basin Operational Efficiency Improvement Program (Proef)

(b) Operating Expenses Optimization Program (Procop)

(c) Logistical Infrastructure Optimization Program (Infralog)

(d) Well Cost Reduction Program (PRC-Poço)

(e) Subsea Installations Cost Reduction Program (PRC-Sub)

2014-2018 BMP incorporates operational efficiency gains from the Procop with potential savings of R$ 37.5 billion (nominal values) in the 2013-2016 period. Highlight to the reductions in Lifting Cost, Logistics Cost in the Downstream and Refining Cost.

Health, Safety, Environment and Energy Efficiency remain as basic values for all the Company´s operations.

ii. investments' financial sources

The funding assumptions considered in the 2014-2018 BMP are as follows:

•               Maintenance of investment grade rating:

•               Debt and Leverage metrics to return to limits within 24 months(*);

•               Leverage below 35%;

•               Net debt/EBITDA below 2.5 times.

•               No equity issuance;

•               Convergence of diesel and gasoline prices in Brazil to international benchmarks(*);

•               Partnerships and restructurings in business models.

(*) Material Fact dated November 29th, 2013.

For financing purposes, the company considers the Portfolio under Implementation and the Portfolio under Bidding Process, which total US$ 206.8 billion. The resources necessary to finance the Projects under Implementation and the Projects under Bidding Process will come from operating cash flow and divestments (US$ 182.2 billion), use of surplus cash (US$ 9.1 billion), restructurings in business models (US$ 9.9 billion) and debt (US$ 60.5 billion gross and US$ 5.6 billion net).

The financial capacity analysis’s demonstrates its feasibility founded on the following premises:

•               Operating cash flow generated in the 2014-2018 period points to Free Cash Flow before dividends from 2015, as a result of the growth in oil and NGL production, the smaller oil product import needs due to the additional refining capacity and the restructurings in business models, which will reduce cash needs during the Plan horizon;

•               Financial leverage will decrease, within the 35% maximum limit as of 2015 and net debt/ebitda will return, as of 2015, to the Company’s established limit of 2.5x.

iii. relevant on-going divestments and foreseen divestments

The company sees the completion of divestitures in order to optimize its portfolio of assets and serve as a source of resources for the financing of projects under Implementation and projects under Bidding Process

Under the Divestitures program (PRODESIN) 21 operations were completed since outubro/12, totaling US$ 10.7 billion, with US$ 3.4 billion in 2012 and US$ 7.3 billion in 2013.

b. in case they are already disclosed, it shall point the acquisition of plants, equipment, patents or other assets materially influencing the issuer production capacity

In 2013 , aligned to the Strategic Plan of the Company , the following acquisitions were effected :

•               Acquisition, wholly or in partnership, of 49 blocks offered in the 12th Bidding Round made by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). Among the auctioned blocks, 22 were in partnership, with 16 operated by Petrobras and 6 operated by partners.

•               Acquisition of rights and obligations relating to the Libra block, through a consortium formed by Petrobras ( 10% ) , Shell ( 20% ) , Total ( 20% ) , CNPC ( 10% ) and CNOOC ( 10% ) . The block was offered in the 1st Bidding Round of Pre-Salt, conducted by the National Agency of Petroleum, Natural Gas and Biofuels (ANP), and has exploration and production contract in the form of production sharing agreement.

•               Acquisition, wholly or in partnership, of 34 blocks, on land and offshore areas, auctioned at the 11th Bidding Round organized by the National Petroleum Agency (ANP).

c             new products and services:

i              description of on-going and already disclosed research

Petrobras is deeply engaged in research and development as a way to broaden the search for new frontiers of production and achieve continuous improvement in its operations. The company has a history of successful development and deployment of innovative technologies, including means of drilling, completion and production of wells in deep waters. Petrobras is one of the largest investors in research and development among the major oil companies in the world and invests a substantial portion of its revenue in research and development. Brazilian concession contracts for oil and gas require investments of at least 1% of gross revenue arising from the concession from oil fields with high productivity in research and development. From such resources, up to half may be invested in its own research facilities in Brazil and the rest will be invested in research and development in Brazilian universities and institutions registered with the Brazilian Oil Agency (ANP) for such purpose.

The main results obtained in research and development by Petrobras in 2013 were:

             Studies of the interaction of rocks and injection fluids of the pre-salt layer allow adoption of less noble metals for wells, risers, subsea systems and equipment and surface that will have to deal with the water produced.

               Identification of four intervals of source rocks in the pre-salt layer of the Santos Basin by means of the integrated use of geochemistry, geology and geophysics data.

              Systematization of automated monitoring of the performance of drilling rigs, contributing to the 12% increase in the efficiency of well drilling.

              Optimized operation of the turbo expander at the Landulfo Alves Refinery (RLAM), Bahia, doubling the power generated.

            The Production Program for Middle Oils and Petrol (Promega), created in 2013, contributed to the increase in the capacity utilization of the refineries of 177 thousand barrels per day, namely, 41 million barrels of gasoline per day and 81 barrels of diesel fuel per day, reducing import costs of derivatives

              Increase in processing atmospheric residue of domestic heavy oil at Presidente Bernardes Refinery -Cubatão (RBPC), through the use of the additive Spike

           Application of a new electro-hydraulic disconnect tool downhole (Wet Disconnection Tool -WDT) in Carapeba field

Petrobras operates a research and development center dedicated to its activities in Rio de Janeiro, Brazil, since 1966. In 2010, the company completed its expansion, doubling the capacity of its laboratories and projecting it as the largest complex of research in the southern hemisphere, especially with labs devoted to the pre-salt technologies. On December 31st, 2013, such center had 1959 employees, 1788 of which are devoted exclusively to research, development and basic engineering.

Petrobras also has several prototypes in semi-industrial scale throughout Brazil, located close to its plants which seek to develop new technologies at reduced costs. In 2013 the company conducted research and development through research projects with more than 100 universities and research centers in Brazil and abroad. It participated in exchanges of science and technology with other oil and gas companies, technology companies and other operators.

ii. total amounts spent by issuer in research for the development of new products or services

R&D Expenses (R$ billion)
2011	2012	2013
2.4	2.2	2.4

iii. disclosed developing projects

See item 10.10.c.i

iv. total amounts spent by issuer on the development of new products or services

See item 10.10.c.ii

10.11 Comment on other factors that might have a significant influence on the operational performance and that were not identified or commented on in the other items of this section

All relevant aspects on the result of the operational performance for the year were discussed herein.

www.petrobras.com.br/ir

PETROBRAS
Ministério de Minas e Energia
GOVERNO FEDERAL BRASIL PAÍS RICO É PAÍS SEM POBREZA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.